
10011633


Received SEC
APR 0 7 2010
Washington, DC 20549



Columbia Sportswear Company



Dear Fellow Shareholders,

If you know anything about Columbia Sportswear, you know that we are not the kind of company that sits inside and complains about the weather. Our "Welcome to the Greater Outdoors" brand campaign is not a fair-weather call to action. On the contrary, it is a statement about accepting conditions as they are, strapping on gear designed to overcome those conditions, and going outside to embrace the Greater Outdoors in all her variety.

While our 2009 financial results were better than what we expected at the beginning of the year, they were well below the global potential of our portfolio of outdoor brands.

Consolidated sales of $1.24 billion fell six percent compared with 2008 and net income totaled $67.0 million, or $1.97 per share, compared with $95.0 million, or $2.74 per share in 2008.

Just as our innovative products help outdoor consumers overcome external conditions, we have been tapping the talents of our people, and using our financial strength throughout this turbulent economic cycle to invest in critical strategic initiatives designed to elevate our brands, strengthen our competitive position and improve our financial results moving forward.

As a result, we believe we are poised for renewed sales growth in 2010 and to begin reclaiming market share in key markets around the world.

A Beacon of Innovation to Outdoor Enthusiasts

Of all our strategic initiatives, none is more important than our renewed commitment to innovation that differentiates our brands and our products from competitors'.

Brands that earn a reputation as the leading innovator in their industry invariably attract the most passionate and loyal consumers.

In the past two years, Columbia Sportswear has applied for more patents than in its entire 72-year history. Our goal is to assemble a portfolio of innovative technologies that deliver benefits of highest importance to outdoor consumers and differentiate our products from our competitors'.

Today, a far greater percentage of our products contain these differentiating technologies, compared with just two years ago.

And the best is yet to come.

For Fall 2010, we will launch the newest addition to our innovation portfolio with the patent-pending Omni-Heat™ suite of warmth technologies – Omni-Heat™ Reflective, Omni-Heat™ Insulated, and Omni-Heat™ Electric. We believe Omni-Heat is the most innovative warmth technology to hit the outdoor industry in decades.

Unlike many other technologies, Omni-Heat is relevant across outerwear, sportswear, footwear, accessories and equipment. And it is visible so that consumers can immediately "get it" and understand the benefits they will experience when they use it.

Omni-Heat will be available in over 90 styles across a wide range of prices, forming the nucleus of our Fall 2010 product offering, and will be supported by an aggressive integrated global marketing blitz.

Wielding Design as a Competitive Weapon

In addition to being known as category innovators, powerful brands are also known for compelling and elegant design.

Today, more than ever before, the product merchandising and design teams within each of our major brands – Columbia, Mountain Hardwear, Sorel and Montrail – are focused on uncovering real consumer insights and bringing those insights to life through designs that perform and deliver benefits through innovation.

The industry has taken notice, bestowing top design awards on Columbia's Mobex™ backpack, and Bugathermo™ heated boot. Most recently, our Ravenous™ trail-running shoe ran off with Trail Runner Magazine's 2010 Editor's Choice Award for Best Debut, while Montrail's Mountain Masochist™ was selected as the best new trail-running shoe in Outside Magazine's 2009 Annual Buyer's Guide.

Mountain Hardwear's Intention 75 backpack was honored as the best large-load backpack in Backpacker Magazine's 2009 Gear Guide and in the December 2009 "Gear of the Year" issue of Men's Journal. Our Sorel™ design team infused fun and performance-grounded fashion into this iconoclastic winter boot brand, successfully broadening its appeal to female consumers and elevating the brand's distribution into some of the finest luxury shoe retailers in the world.

Through innovation and design fed by consumer insight, each of our brands is succeeding in redefining and re-energizing its category, strengthening relationships with consumers and building confidence among our wholesale partners around the world.

The strides we are making infusing our products with innovation and design also enable us to segment our product assortments to better match each channel of distribution and the consumers who shop there. A growing number of high-influence specialty and sporting goods retailers are adding our brands to their assortment for the first time, while others with whom our business has contracted in the past decade are showing renewed interest.

We also expanded our direct-to-consumer platform in 2009 with the launch of our first e-commerce sites for Columbia (www.columbia.com) and Sorel (www.sorel.com). Within four months of its launch, www.columbia.com was named one of Internet Retailer's "Hot 100" e-commerce sites, proving that our design and innovation talent isn't limited to our product teams.

The company's financial position remains extremely solid and provides us the confidence and flexibility to continue building a world-class organization capable of producing world-class products and marketing every season.

Our global teams are committed to our strategies and optimistic about the significant global opportunities for our brands.

But we are taking nothing for granted.

The economic weather forecast is still cloudy. Many of our retail customers are weakened. Consumers remain cautious. Our competitors are formidable.

What a great time to be Columbia Sportswear Company.

I'll meet you outside.

Sincerely,



Timothy P. Boyle
President and Chief Executive Officer

This letter contains forward-looking statements. Actual results may differ materially from those projected in these forward-looking statements as a result of a number of risks and uncertainties, including those described in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, under the heading "Risk Factors."


Columbia
Sportswear Company



Columbia
Sportswear Company


Columbia
Sportswear Company®

2009 Annual Report to Shareholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-23939

COLUMBIA SPORTSWEAR COMPANY
(Exact name of registrant as specified in its charter)

Oregon (State or other jurisdiction of incorporation or organization)	**93-0498284** (IRS Employer Identification Number)
14375 NW Science Park Drive Portland, Oregon (Address of principal executive offices)	**97229** (Zip Code)

(503) 985-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such short period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, was $357,113,000 based on the last reported sale price of the Company's Common Stock as reported by the NASDAQ Global Select Market System on that day.

The number of shares of Common Stock outstanding on February 26, 2010 was 33,706,791.

Part III is incorporated by reference from the registrant's proxy statement for its 2010 annual meeting of shareholders to be filed with the Commission within 120 days of December 31, 2009.

COLUMBIA SPORTSWEAR COMPANY

DECEMBER 31, 2009

TABLE OF CONTENTS

PART I

Item 1. *BUSINESS*

General

Founded in 1938 in Portland, Oregon, as a small, family-owned, regional hat distributor and incorporated in 1961, Columbia Sportswear Company has grown to become a global leader in the design, sourcing, marketing and distribution of active outdoor apparel, footwear, accessories and equipment. Unless the context indicates otherwise, the terms "we", "us", "our", "the Company" and "Columbia" refer to Columbia Sportswear Company and its consolidated subsidiaries.

As one of the largest outdoor apparel and footwear companies in the world, our products have earned an international reputation for innovation, quality and performance. Columbia products feature innovative technologies and designs that protect outdoor enthusiasts from the elements, increase comfort and make outdoor activities more enjoyable. In addition to our Columbia Sportswear® brand, we also design, develop, market and distribute active outdoor apparel, footwear, accessories and equipment under the Mountain Hardwear®, Sorel®, Montrail® and Pacific Trail® brands. Our brands complement each other to address the diverse outdoor performance needs of a wide variety of outdoor consumer segments. We have sought to leverage our brand equity by expanding directly and through licensees into related outdoor and lifestyle merchandise categories, promoting a "head-to-toe" outfitting concept.

Our brands are distributed through a mix of wholesale distribution channels, independent distributors, our own retail channels and licensees. In 2009, our products were sold in over 100 countries. We employ creative marketing strategies designed to increase demand and reinforce consumer awareness of our brands. All of our products are manufactured by independent factories located outside the United States.

As a consumer products company, the popularity of outdoor activities and changing design trends affect the desirability of our products. Therefore, we seek to influence, anticipate and respond to trends and shifts in consumer preferences by adjusting the mix of available product offerings, developing new products with innovative performance features and designs, and by creating persuasive and memorable marketing communications to drive consumer awareness and demand. Failure to anticipate or respond to consumer needs and preferences in a timely and adequate manner could have a material adverse effect on our sales and profitability.

Our business is subject to many risks and uncertainties that may have a material adverse effect on our financial condition, results of operations or cash flows. Some of these risks and uncertainties are described below under Item 1A, Risk Factors.

Seasonality and Variability of Business

Our business is affected by the general seasonal trends common to the outdoor industry and is heavily dependent upon discretionary consumer spending patterns. Our products are marketed on a seasonal basis and our product mix is weighted substantially toward the fall season, resulting in sales and profits being highest in the third calendar quarter. The expansion of our owned retail operations during 2008 and 2009 has begun to have a modest effect on the seasonality of our business, increasing the proportion of sales and profits that we generate in the fourth calendar quarter.

Results of operations in any period should not be considered indicative of the results to be expected for any future period, particularly in light of the current macro-economic environment. Sales of our products are subject to substantial cyclical fluctuation, the effects of unseasonable weather conditions, and the continued popularity of outdoor activities as part of an active lifestyle in key markets. Our net sales volumes have been affected by the volatility of the global economy and its impact on customer financial health, affecting their placement of advance orders, order cancellations and seasonal reorders. Sales tend to decline in periods of recession or uncertainty regarding future economic prospects that affect consumer spending, particularly on discretionary items. This cyclicality and any related fluctuation in consumer demand could have a material adverse effect on our financial position, results of operations or cash flows.

For further discussion regarding the effects of the current macro-economic environment on our business, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Products

We provide high quality apparel, footwear, accessories and equipment for use in a wide range of outdoor activities by men, women and youth. A large percentage of our products are also worn for casual or leisure purposes. The durability, functionality and affordability of our products make them ideal for a wide range of outdoor activities. Our products serve a broad range of consumers including elite mountain climbers, winter outdoor enthusiasts, hunting and fishing enthusiasts, top endurance trail runners, and outdoor-inspired consumers. We also market licensed collegiate apparel and accessories under our Columbia brand.

We develop and manage our merchandise in four principal categories: (1) sportswear, (2) outerwear, (3) footwear and (4) accessories and equipment. Our product innovations and designs are inspired by the performance needs of consumers who participate in activities that we group into six end-user activity-based categories: (1) winter, (2) water, (3) trail, (4) travel, (5) fishing/hunting and (6) golf.

The following table presents the net sales and approximate percentages of net sales attributable to each of our principal product categories for each of the last three years ended December 31 (dollars in millions):

	2009		2008		2007	
	Net Sales	% of Sales	Net Sales	% of Sales	Net Sales	% of Sales
Sportswear	$ 472.5	38.0%	$ 540.9	41.0%	$ 565.6	41.7%
Outerwear	482.5	38.8	491.7	37.3	497.6	36.7
Footwear	214.6	17.2	217.2	16.5	227.4	16.8
Accessories and equipment	74.4	6.0	68.0	5.2	65.4	4.8
Total	$1,244.0	100.0%	$1,317.8	100.0%	$1,356.0	100.0%

Sportswear

We design, develop, market and distribute sportswear products for men, women and youth under our Columbia and Mountain Hardwear brands. Our sportswear products incorporate various fabrication and construction technologies that protect consumers from the outdoor elements and enable consumers to enjoy the outdoors longer and in greater comfort year round. Our sportswear products are designed to be worn as a layering system with our outerwear and footwear products during fall and winter outdoor activities, or individually during milder weather commonly encountered during spring and summer outdoor activities such as hiking, trekking, fishing, golfing, adventure travel and water sports. Mountain Hardwear-branded sportswear consists primarily of performance apparel designed for mountaineering, backpacking, rock climbing and adventure sports. Our Columbia and Mountain Hardwear sportswear product assortments also include casual styles designed to appeal to a broader consumer base.

Outerwear

We design, develop, market and distribute outerwear products for men and women under our Columbia, Mountain Hardwear and Sorel brands and for youth under our Columbia and Mountain Hardwear brands. Outerwear is our most established and iconic product category and incorporates the cumulative design, fabrication, fit and construction technologies that we have pioneered over several decades and that we continue to innovate. Our outerwear is designed to protect the wearer from the harsher inclement weather commonly encountered in fall and winter outdoor activities, such as skiing, snowboarding, hiking, hunting, fishing and adventure travel.

Footwear

We design, develop, market and distribute footwear products for men and women under our Columbia, Sorel, Montrail and Pacific Trail brands and for youth under our Columbia and Sorel brands. Our footwear products address the needs of outdoor consumers who participate in activities that typically involve challenging or unusual terrain and require superior stability, cushioning and traction features. Our Sorel-branded footwear has evolved from offering primarily rugged cold weather boots to incorporate function and fashion. Our footwear products include durable, lightweight hiking and trekking boots, trail running shoes, rugged cold weather boots for activities on snow and ice, sandals for use in amphibious activities, and casual shoes for everyday use.

Accessories and Equipment

We design, develop, market and distribute a line of Columbia-branded accessories and equipment, including bags, packs, headwear, scarves and gloves. These products incorporate many of our performance technologies and complement our apparel and footwear collections to protect consumers during a multitude of outdoor activities in virtually any climate. We also design, develop, market and distribute a line of Mountain Hardwear accessories and equipment that includes technically-advanced tents, sleeping systems, backpacks, headwear and gloves. These products are designed for mountaineering, ultralight backpacking and camping.

Licensed Products

We license our Columbia and Pacific Trail trademarks across a range of product categories that complement our current offerings. Licensing enables us to develop our "head-to-toe" outfitting concept by expanding the reach of our brands to appropriate and well-defined categories. In 2009, we licensed our Columbia and Pacific Trail trademarks through 15 licensees in 14 product categories, including, among others, apparel, footwear, socks, performance base layer, leather outerwear and accessories, camping gear, eyewear, home furnishings, watches and bicycles.

Product Design and Innovation

We believe our product innovation efforts are a key factor in our past and future success. We are committed to designing innovative and functional products that deliver relevant performance benefits to consumers who participate in a wide range of competitive and recreational outdoor activities, enabling them to enjoy their outdoor activities longer and in greater comfort. We also place significant value on product designs (the overall appearance and image of our products) that, along with technical performance features, distinguish our products in the marketplace.

Our research and development efforts involve working closely with independent fabric component suppliers to develop products that address the unique performance problems encountered by consumers during outdoor activities. The most important performance features of our sportswear and outerwear products include water resistant or waterproof fabrics, insulation from cold ambient air temperatures and the chilling effects of wind, body warmth retention, skin protection from the damaging effects of UVA and UVB rays emitted by the sun, moisture wicking, breathability to minimize internal water vapor and moisture accumulation, protection from abrasion, liquid and stain repellency, light weight, and intelligent placement and operation of pockets and zippers for ample storage and easy access to important equipment and accessories. The most important performance features of our outdoor footwear products include cushioning, stability, superior traction in varying outdoor terrain and soil/moisture conditions, insulation from cold air or ground conditions such as snow and ice, water resistant or waterproof upper fabrics, water channeling and expulsion during aquatic activities, breathability of the upper fabrics, protection from bruising and abrasion, liquid and stain repellency, and fit.

Intellectual Property

We own many trademarks, including Columbia®, Columbia Sportswear Company®, Convert®, Bugaboo®, Bugabootoo®, OMNI-HEAT™, OMNI-FREEZE™, OMNI-TECH®, OMNI-SHADE®, OMNI-SHIELD™, OMNI-DRY®, OMNI-GRIP®, TECHLITE®, GRT®, PFG®, PHG®, Columbia Interchange System®, Titanium®, Sorel®, Mountain Hard Wear®, Montrail®, Pacific Trail®, the Columbia diamond shaped logo and arrow-circle design, the Mountain Hardwear nut logo and the Sorel polar bear logo. Our trademarks, many of which are registered or subject to pending applications in the United States and other nations, are used on virtually all of our products. We believe that our trademarks are an important factor in creating a market for our products, in identifying the Company, and in differentiating our products from competitors' products. We vigorously protect these proprietary rights against counterfeit reproductions and other infringing activities.

Sales and Distribution

We sell our products through a mix of wholesale distribution channels, independent distributors, our own retail channels and licensees. Wholesale distribution channels include small, independently operated specialty outdoor and sporting goods stores, regional and national sporting goods chains, and large regional and national department store chains. We sell our products to independent distributors in various countries where we generally do not have direct sales operations. We sell our products directly to consumers through our own retail channels, which include a network of branded and outlet retail stores in all of our geographic segments and online operations in the U.S. and LAAP segment. We license our Columbia and Pacific Trail trademarks across a range of product categories that complement our current offerings. In addition to our own direct-to-consumer operations, independent distributors, franchisees and licensees operate a total of over 400 Columbia and Mountain Hardwear-branded and outlet retail stores in a variety of other countries.

The following table presents net sales to unrelated entities and approximate percentages of net sales by geographic segment for each of the last three years (dollars in millions):

	2009		2008		2007	
	Net Sales	% of Sales	Net Sales	% of Sales	Net Sales	% of Sales
United States	$ 736.9	59.2%	$ 727.7	55.2%	$ 767.2	56.6%
Europe, Middle East and Africa ("EMEA")	197.4	15.9	267.2	20.3	287.0	21.1
Latin America and Asia Pacific ("LAAP")	203.2	16.3	198.2	15.0	175.7	13.0
Canada	106.5	8.6	124.7	9.5	126.1	9.3
Total	$1,244.0	100.0%	$1,317.8	100.0%	$1,356.0	100.0%

United States

We sell our products in the United States to wholesale customers and through our own retail channels. We sell directly to approximately 3,600 wholesale customers in the United States. As of December 31, 2009, we operated 39 outlet retail stores and 6 branded retail stores in various locations in the United States and two ecommerce websites, one for our Columbia brand and one for our Sorel brand. We plan to begin selling our Mountain Hardwear products online in the United States in the second half of 2010. Sales in the United States accounted for 59.2% of our net sales for 2009. In addition, we earn licensing income in the United States based on our licensees' sale of licensed products.

We distribute the majority of our products sold to United States wholesale customers and our own retail stores from distribution centers in Portland, Oregon and Robards, Kentucky. We own and operate both of these facilities. In some instances, we arrange to have products shipped directly from the independent factories that manufacture our products to customer-designated facilities in the United States.

EMEA

We sell our products in our EMEA segment to wholesale customers, to independent distributors and through our own retail stores. We sell directly to approximately 4,800 wholesale customers in our EMEA segment. We also sell to approximately 15 independent distributors in our EMEA segment that sell to approximately 800 wholesale customers in locations throughout the EMEA region, including Russia, portions of Europe, the Middle East and Africa. As of December 31, 2009, we operated 7 outlet retail stores and 3 branded retail stores in various locations in Western Europe. Sales in our EMEA region accounted for 15.9% of our net sales for 2009.

We distribute the majority of our products sold to EMEA wholesale customers and our own retail stores from a distribution center we own and operate in Cambrai, France. The majority of sales to our EMEA distributors are shipped directly from the independent factories that manufacture our products.

LAAP

We sell our products in our LAAP segment to wholesale customers, independent distributors, through our own retail stores and to franchisees. We sell directly to approximately 200 wholesale customers in our LAAP segment. We also sell to approximately 13 independent distributors in our LAAP segment that sell to approximately 1,300 wholesale customers in locations throughout the LAAP region, including Australia, New Zealand, Latin America and Asia. As of December 31, 2009, we operated 47 branded retail stores and 13 outlet retail stores in Japan and Korea within our LAAP segment. We also sell Columbia, Mountain Hardwear, Sorel and Montrail products through ecommerce websites in Japan and Korea. Sales in our LAAP region accounted for 16.3% of our net sales for 2009. In addition, we earn licensing income in our LAAP segment based on our licensees' sale of licensed products.

We distribute our products to wholesale customers, our own retail stores and franchisees in Japan through an independent logistics company that owns and operates a warehouse located near Tokyo, Japan. We distribute our products to wholesale customers, our own retail stores and franchisees in Korea from a leased warehouse near Seoul, Korea. The majority of sales to our LAAP distributors are shipped directly from the independent factories that manufacture our products.

Canada

We sell our products in Canada to wholesale customers and through our own retail stores. We sell directly to approximately 1,300 wholesale customers in Canada. As of December 31, 2009, we operated two outlet retail stores in Canada. Sales in Canada accounted for 8.6% of our net sales for 2009.

We distribute the majority of our products sold to Canadian wholesale customers through two distribution centers in Strathroy, Ontario. We lease one of these facilities and own the other facility. In some instances, we arrange to have products shipped directly from the independent factories that manufacture our products to customer-designated facilities in Canada.

Advertising, Marketing, and Promotion

Advertising, marketing and promotional programs are integral parts of our global strategy to build brand equity, raise global brand relevance and awareness, infuse our brands with excitement and stimulate consumer demand for our products worldwide. Our advertising, marketing and promotional efforts consist of integrated marketing activities, including primarily Internet and print advertising; enhanced in-store displays and merchandising techniques executed in partnership with various wholesale customers; public relations and brand communications focused on our innovative apparel, footwear, accessories and equipment technologies, performance features and styling. Our key brand messages are reinforced consistently at our wholesale customers' stores using concept shops, focus areas and other visual merchandising displays dedicated exclusively to selling our merchandise on a year-round basis. We also reinforce our marketing and product innovation messages through selected sponsorships of individual outdoor athletes, personalities and teams who serve as inspirational models of excellence to consumers and also through sponsorship of selected outdoor events and competitions.

Working Capital Utilization

We design, develop, market and distribute our products, but do not own or operate our own manufacturing facilities. As a result, most of our capital is invested in short-term working capital assets, including cash and cash equivalents, short-term investments, accounts receivable from customers, and finished goods inventory. At December 31, 2009, working capital assets accounted for approximately 76% of total assets. As a result, the degree to which we efficiently utilize our working capital assets can have a significant impact on our profitability and return on invested capital. The overall goals of our working capital management efforts are to maintain the minimum level of inventory necessary to deliver goods on time to our customers to satisfy end consumer demand, and to minimize the cycle time from the purchase of inventory from our suppliers to the collection of accounts receivable balances from our customers.

Demand Planning and Inventory Management

As a branded consumer products company, inventory represents one of the largest and riskiest capital commitments in our business model. We design and develop our seasonal product lines 12 to 18 months in advance of their availability to consumers in retail stores. As a result, our ability to estimate seasonal consumer demand and to purchase appropriate levels of finished goods from our suppliers can significantly affect our sales, gross margins and profitability. For this reason, we maintain and continue to make substantial investments in information systems, processes and personnel in support of our ongoing demand planning efforts. The goals of our demand planning efforts are to purchase an adequate amount of inventory to service a targeted percentage of total consumer demand while minimizing excess inventory to avoid the negative effect that liquidating excess, end-of-season goods at discounted prices has on our gross margins, profitability and brand strength.

In order to manage inventory risk, we use incentive discounts to encourage our wholesale customers to place advance orders approximately four to six months in advance of scheduled delivery. We use those advance orders, together with forecasted demand from our own retail stores, market trends, historical data, customer and sales feedback and several other important factors, to estimate the volumes of each product to purchase from our suppliers around the world. From the time of initial order through production, receipt and delivery, we attempt to manage our inventory to reduce risk.

Our inventory management efforts cannot entirely eliminate inventory risk due to the inherently unpredictable nature of consumer demand, the ability of customers to cancel their orders prior to shipment, and other variables that affect our customers' ability to take delivery of their orders when originally scheduled. In addition, we build calculated amounts of speculative inventory to support estimated at-once orders from customers and auto-replenishment orders on certain long-lived styles.

Credit and Collection

We extend credit to our customers based on an assessment of each customer's financial condition, generally without requiring collateral. To assist us in scheduling production with our suppliers and delivering seasonal products to our customers on time, we offer customers discounts for placing advance orders and extended payment terms for taking delivery before peak seasonal shipping periods. These extended payment terms increase our exposure to the risk of uncollectible receivables. In order to manage the inherent risks of customer receivables, we maintain and continue to invest in information systems, processes and personnel skilled in credit and collections. In some markets and with some customers we use credit insurance or standby letters of credit to minimize our risk of credit loss.

Sourcing and Manufacturing

Virtually all of our products are manufactured to our specifications by independent factories located outside the United States. We believe that the use of independent factories enables us to substantially limit our capital expenditures and avoid the costs and risks associated with owning and operating large production facilities and managing large labor forces. We also believe that the use of independent factories greatly increases our production capacity, maximizes our flexibility and improves our product pricing. We generally do not maintain long-term manufacturing contracts; however, we believe that our long-term relationships with various factories will help to ensure that adequate sources are available to produce a sufficient supply of goods in a timely manner and on satisfactory economic terms in the future. In 2009, our four largest apparel factory groups accounted for approximately 15% of our total global apparel production and our four largest footwear factory groups accounted for approximately 66% of our total global footwear production. In addition, a single vendor supplies substantially all of the zippers used in our products. These companies, however, have multiple factory locations, many of which are in different countries, thus reducing the risk that unfavorable conditions at a single factory or location will have a material adverse effect on our business.

Our apparel is manufactured in more than 13 countries with Vietnam and China accounting for approximately 71% of our 2009 apparel production. Our footwear is manufactured in three countries, with China and Vietnam accounting for approximately 94% of our 2009 footwear production.

We maintain 13 manufacturing liaison offices in a total of seven Asian countries. We also maintain a manufacturing liaison office in Richmond, California. Personnel in these manufacturing liaison offices are direct employees of Columbia, and are responsible for overseeing production at our independent factories. We believe that having employees physically located in these regions enhances our ability to monitor factories for compliance with our policies, procedures and standards related to quality, delivery, pricing and labor practices. Our quality assurance process is designed to ensure that our products meet the highest quality standards. We believe that our quality assurance process is an important and effective means of maintaining the quality and reputation of our products.

Backlog

We typically receive the majority of our advance orders from our wholesale customers and independent distributors for the fall and spring seasons by March 31 and September 30, respectively, based upon customer ordering deadlines that we establish. As a result, our order backlog at each of March 31 and September 30 has historically been a meaningful indicator of anticipated sales to wholesale customers and independent distributors for the corresponding future period. Accordingly, we disclose our backlog at March 31 and at September 30 in our Quarterly Reports on Form 10-Q for those respective periods, rather than at December 31. Generally, orders are subject to cancellation prior to the date of shipment.

Our owned retail stores and e-commerce websites do not participate in the advance order program. Accordingly, to the extent that order cancellations from wholesale customers and independent distributors remain at elevated levels and our retail and e-commerce sales grow to represent a larger proportion of our total sales, our advance order backlog may become less indicative of anticipated sales for corresponding future periods.

Competition

The markets for sportswear, outerwear, footwear, accessories and equipment are highly competitive. In each of our geographic markets, we face significant competition from numerous and varying competitors. Some of our large wholesale customers also pose a significant competitive threat by marketing apparel, footwear and equipment under their own private labels. Our licensees operate in very competitive markets, such as those for watches, bicycles, leather outerwear and socks. In addition, our own retail channels expose us to competitors who operate retail stores in outlet malls and key metropolitan markets, as well as competitors who sell product online. We believe that the primary competitive factors in the market for active sportswear, outerwear, footwear, accessories and equipment are brand strength, product innovation, product design, functionality, durability and price.

Government Regulation

Many of our imports are subject to existing or potential governmental tariff and non-tariff barriers to trade, such as import duties and potential safeguard measures that may limit the quantity of various types of goods that may be imported into the United States and other countries. These trade barriers often represent a material portion of the cost of the merchandise. Our products are also subject to domestic and foreign product safety and environmental standards, laws and other regulations, which are increasingly restrictive and complex. Although we diligently monitor these standards and restrictions, the United States or other countries may impose new or adjusted quotas, duties, safety requirements, material restrictions, or other restrictions or regulations, any of which could have a material adverse effect on our results of operations and financial condition.

Employees

At December 31, 2009 we had the equivalent of 3,113 full-time employees. Of these employees, 1,773 were based in the United States, 835 in Asia, 359 in Europe and 146 in Canada.

Available Information

We file with the Securities and Exchange Commission ("SEC") our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, proxy statements and registration statements. You may read and copy any material we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically. We make available free of charge on or through our website at www.columbia.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we file these materials with the SEC.

Item 1A. *RISK FACTORS*

In addition to the other information contained in this Form 10-K, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition, results of operations or cash flows may be materially adversely affected by any of these risks. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Our Success Depends on Our Business Strategies

Our business strategies are to achieve sustainable, profitable growth by creating innovative products, elevating consumer perception of our brands, increasing consumer and retailer awareness and demand for our products, creating compelling retail environments, and building stronger emotional brand connections with consumers over time. We intend to pursue these strategies across extended product categories and in a growing number of geographic markets. We face many challenges in implementing our business strategies. For example, expansion of our direct-to-consumer business has required significant investments, yet, in the current macro-economic environment of economic uncertainty and weak consumer demand, this expansion may not have the desired effect of increasing demand for our products. Our ability to expand our global footwear business and European business may also be significantly limited as a result of global economic conditions and a general weakness in global consumer demand. The success of our retail and e-commerce initiatives depends on our ability to adapt our internal processes to facilitate direct-to-consumer sales, to effectively manage retail store and e-commerce inventory, to hire, retain and train personnel capable of managing retail and e-commerce operations, to identify and negotiate favorable terms for retail locations, to effectively manage construction, opening, and ongoing operations of stores globally and to manage the operation of our e-commerce platform effectively. The failure to implement our business strategies successfully could have a material adverse effect on our financial condition, results of operations or cash flows.

Our business strategies and related increased expenditures could also cause our operating margin to decline if we are unable to offset our increased spending with increased sales or gross margins, or comparable reductions in other operating costs. If our sales decline or fail to grow as planned and we fail to sufficiently reduce our operating expenses, our profitability will decline. This could result in a decision to delay, reduce, modify or terminate our strategic business initiatives, which could have a material adverse effect on our financial condition, results of operations or cash flows.

We continue to expand into international markets where we have little sales or distribution experience and where our brands are not yet widely known. Expanding into new markets involves, among other things, gaining consumer acceptance and establishing and protecting intellectual property rights. Attracting superior retail channel partners and improving the sales productivity of our customers each depend on various factors, including the strength of our brand names, our ability to design and manufacture innovative products, competitive conditions, the availability of desirable locations and the negotiation of terms with customers. Future terms with customers may be less favorable to us than those under which we now operate. Large wholesale customers in particular increasingly seek to transfer various costs of business to their vendors, such as the cost of lost profits from promotional activity and product price markdowns, which could cause our gross margins to decline if we are unable to offset price reductions with comparable reductions in operating costs.

To implement our business strategy, we must continue to modify various aspects of our business, to maintain and enhance our information systems and operations to respond to increased demand and to attract, retain and manage qualified personnel. Changes in our business may place an increasing strain on management, financial, product design, marketing, distribution and other resources, and we may have operating difficulties as a result. For example, our strategic initiatives, including the implementation of our retail store and e-commerce strategies, require significant management attention and corporate resources. These business initiatives involve many risks and uncertainties that, if not managed effectively, may have a material adverse effect on our financial condition, results of operations or cash flows.

We May be Adversely Affected by a Prolonged Economic Downturn or Economic Uncertainty

We are a consumer products company and are highly dependent on consumer discretionary spending patterns and the purchasing patterns of our wholesale customers as they attempt to match their seasonal purchase volumes to volatile consumer demand. In addition, as we have expanded our base of retail stores, we have increased our direct exposure to the risks associated with volatile and unpredictable consumer discretionary spending patterns. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also become unpredictable and subject to reductions due to uncertainties about the future and credit constraints. Consumer demand for our products may not reach our sales targets, or may decline, when there is an economic downturn or economic uncertainty in our key markets, particularly markets in North America and our EMEA region. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our financial condition, results of operations or cash flows.

We May be Adversely Affected by Volatility in Global Production Costs

Our product costs are subject to substantial fluctuation based on changes in labor markets in certain Asian countries, particularly China and Vietnam, interest rates, currency exchange rates, global oil markets, production capacity at independent factories, and general economic conditions. For example, volatility in global oil markets has resulted in fluctuating fuel and product prices and caused costs to produce our products through independent contractors to change, sometimes significantly. Because we price our products in advance and the external cost changes may be difficult to predict, we may not be able to adjust our pricing structure in a timely manner in order to remain competitive, which could have a material adverse effect on our financial condition, results of operations or cash flows. In addition, since the majority of our products are manufactured outside of our principal sales markets, our products must be transported by third parties over large geographical distances and volatile fuel costs can result in rapidly changing transportation costs.

We May be Adversely Affected by the Financial Health of our Customers

Sluggish economies and consumer uncertainty regarding future economic prospects in our key markets are having an adverse effect on the financial health of our customers, some of whom have filed or may file for protection under bankruptcy laws, which may in turn have a material adverse effect on our results of operations and financial condition. We extend credit to our customers based on an assessment of the customer's financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of seasonal products, we offer customers discounts for placing advance orders and extended payment terms for taking delivery before the peak shipping season. These extended payment terms increase our exposure to the risk of uncollectible receivables. In addition, we face increased risk of order reduction or cancellation or reduced availability of credit insurance coverage when dealing with financially ailing retailers or retailers struggling with economic uncertainty. Some of our significant wholesale customers have liquidated or reorganized, while others have had financial difficulties in the past and have recently experienced tightened credit markets and declining sales and profitability on a comparable store basis, which in turn has an adverse effect on our business. We may reduce our level of business with customers experiencing financial difficulties and may not be able to replace that business with other customers, which could have a material adverse effect on our financial position, results of operations or cash flows.

We May be Adversely Affected by Global Credit Market Conditions

Economic downturns and economic uncertainty generally affect global credit markets. Our vendors, customers and other participants in our supply chain may require access to credit markets in order to do business. Credit market conditions may slow our collection efforts as customers find it more difficult to obtain necessary financing, leading to higher than normal accounts receivable. This could result in greater expense associated with collection efforts and increased bad debt expense. Credit conditions may impair our vendors' ability to finance the purchase of raw materials or general working capital needs to support our production requirements, resulting in a delay or non-receipt of inventory shipments during key seasons.

Historically we have limited our reliance on long-term debt to finance our working capital, capital expenditures and investing activity requirements. We expect to fund our future capital expenditures with existing cash, expected operating cash flows and credit facilities, but if the need arises to finance additional expenditures, we may need to seek additional funding. Our ability to obtain additional financing will depend on many factors, including prevailing market conditions, our financial condition, and our ability to negotiate favorable terms and conditions. Financing may not be available on terms that are acceptable or favorable to us, if at all.

Our Results of Operations Could be Materially Harmed If We Are Unable to Accurately Forecast Demand for Our Products

Many factors may significantly affect demand for our products, including, among other things, economic conditions, fashion trends, consumer preferences and weather, making it difficult to accurately forecast demand for our products and our future results of operations. To minimize our purchasing costs, the time necessary to fill customer orders and the risk of non-delivery, we place some orders for our products with independent factories prior to receiving all of our customers' orders and we maintain an inventory of various products that we anticipate will be in greater demand. In addition, customers are generally allowed to cancel orders prior to shipment with sufficient notice. During periods of weak economic conditions we may experience a significant increase in the volume of order cancellations by our customers, including cancellations resulting from the bankruptcy, liquidation or contraction of certain customers' operations. Particularly in light of current economic conditions, we may not be able to sell all of the products we have ordered from independent factories or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory at discounted prices through discount retail channels, which could have a material adverse effect on our brand image, financial condition, results of operations or cash flows. For certain demand planning functions, we rely on manual processes and judgment that are difficult to control and are subject to human error.

Conversely, if we underestimate demand for our products or if our independent factories are unable to supply products when we need them, we may experience inventory shortages. Inventory shortages might prevent us from fulfilling customer orders, delay shipments to customers, negatively affect customer relationships, and diminish our ability to build brand loyalty.

We May be Adversely Affected by Weather Conditions

Our business is adversely affected by unseasonable weather conditions. A significant portion of the sales of our sportswear, outerwear, footwear, accessories and equipment is dependent in part on the weather and may decline in years in which weather conditions do not favor the use of these products. Periods of unseasonably warm weather in the fall or winter or unseasonably cold or wet weather in the spring and summer may have a material adverse effect on our financial condition, results of operations or cash flows. For example, in spring 2008, unseasonably cool weather in the United States caused customers to delay, and in some cases reduce or cancel, orders for our sportswear and footwear, which had an adverse effect on our net sales and profitability. Inventory accumulation by our wholesale customers resulting from unseasonable weather in one season may negatively affect orders in future seasons, which may have a material adverse effect on our financial condition, results of operations or cash flows in future periods.

Our International Operations Involve Many Risks

We are subject to the risks generally associated with doing business abroad. These risks include the effects of foreign laws and regulations, changes in consumer preferences, foreign currency fluctuations, political unrest, terrorist acts, military operations, disruptions or delays in shipments, disease outbreaks and changes in economic conditions in countries in which we manufacture or sell products. These factors, among others, may affect our ability to sell products in international markets, our ability to manufacture products or procure materials, and our cost of doing business. If any of these or other factors make the conduct of business in a particular country undesirable or impractical, our business may be materially and adversely affected. As we expand our operations in geographic scope and product categories, we anticipate intellectual property disputes will increase as well, making it more expensive and challenging to establish and protect our intellectual property rights and to defend against claims of infringement by others.

As a global company, we determine our income tax liability in various competing tax jurisdictions based on a careful analysis and interpretation of local tax laws and regulations. This analysis requires a significant amount of judgment and estimation and is often based on various assumptions about the future actions of the local tax authorities. These determinations are the subject of periodic domestic and foreign tax audits. Although we accrue for uncertain tax positions, our accrual may be insufficient to satisfy unfavorable findings, which by their nature cannot be predicted with certainty. Unfavorable audit findings and tax rulings may result in payment of taxes, fines and penalties for prior periods and higher tax rates in future periods, which may have a material adverse effect on our financial condition, results of operations or cash flows. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly affect the amounts provided for income taxes in our consolidated financial statements.

In addition, many of our imported products are subject to duties, tariffs or quotas that affect the cost and quantity of various types of goods imported into the United States or into our other sales markets. Any country in which our products are produced or sold may eliminate, adjust or impose new quotas, duties, tariffs, anti-dumping penalties or other charges or restrictions, any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

We Operate in Very Competitive Markets

The markets for sportswear, outerwear, footwear, accessories and equipment are highly competitive, as are the markets for our licensed products. In each of our geographic markets, we face significant competition from global and regional branded apparel, footwear, accessories and equipment companies.

Retailers who are our customers often pose our most significant competitive threat by marketing apparel, footwear and equipment under their own private labels. For example, in the United States, several of our largest customers have developed significant private label brands during the past decade that compete directly with our products. These retailers have assumed an increasing degree of inventory risk in their private label products and, as a result, may first cancel advance orders with us in order to manage their own inventory levels downward during weak economic cycles.

We also compete with other companies for the production capacity of independent factories that produce our products and for import quota capacity. Many of our competitors are significantly larger than us, have substantially greater financial, distribution, marketing and other resources than we have, and have achieved greater brand strength than we have.

Increased competition may result in reduced access to production capacity, reductions in display areas in retail locations, reductions in sales, or reductions in our profit margins, any of which may have a material adverse effect on our financial condition, results of operations or cash flows.

We May be Adversely Affected by Retailer Consolidation

When our wholesale customers combine their operations through mergers, acquisitions, or other transactions, their consolidated order volume may decrease while their bargaining power and the competitive threat they pose by marketing products under their own private labels may increase. Some of our significant customers have consolidated their operations in the past, which in turn has had a negative effect on our business. As many retailers face increased financial pressure from significant decreases in consumer spending and continued economic uncertainty, we expect retailer consolidation to continue, which may have a material adverse effect on our financial condition, results of operations or cash flows.

We Face Risks Associated with Consumer Preferences and Fashion Trends

Changes in consumer preferences or consumer interest in outdoor activities may have a material adverse effect on our business. In addition, changes in fashion trends may have a greater impact than in the past as we expand our offerings to include more product categories in more geographic areas. We also face risks because our business requires us and our customers to anticipate consumer preferences. Our decisions about product designs often are made far in advance of consumer acceptance. Although we try to manage our inventory risk through early order commitments by retailers, we must generally place a significant portion of our seasonal production orders with our independent factories before we have received all of a season's orders, and orders may be cancelled by customers before shipment. If we or our customers fail to anticipate and respond to consumer preferences, we may have lower sales, excess inventories and lower profit margins, any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our Success Depends on Our Use and Protection of Intellectual Property Rights

Our registered and common law trademarks have significant value and are important to our ability to create and sustain demand for our products. We also place significant value on our trade dress, the overall appearance and image of our products. From time to time, we discover products that are counterfeit reproductions of our products or that otherwise infringe on our proprietary rights. Counterfeiting activities typically increase as brand recognition increases, especially in markets outside the United States. Increased instances of counterfeit manufacture and sales may adversely affect our sales and our brand and result in a shift of consumer preference away from our products. The actions we take to establish and protect trademarks and other proprietary rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violations of proprietary rights. In markets outside of the United States, it may be more difficult for us to establish our proprietary rights and to successfully challenge use of those rights by other parties. We also license our proprietary rights to third parties. Failure to choose appropriate licensees and licensed product categories may dilute or harm our brand image. Actions or decisions in the management of our intellectual property portfolio may affect the strength of the brand, which may in turn have a material adverse effect on our financial condition, results of operations or cash flows.

Although we have not been materially inhibited from selling products in connection with patent, trademark and trade dress disputes, as we focus on innovation in our product lines, extend our brand into new product categories and expand the geographic scope of our marketing, we may become subject to litigation based on allegations of the infringement of intellectual property rights of third parties including third party trademark, copyright and patent rights. An increasing number of our products include technologies and/or designs for which we have obtained or applied for patent protection. Failure to successfully obtain and maintain patents on these innovations could negatively affect our ability to market and sell our products. Future litigation also may be necessary to defend against such claims or to enforce and protect our intellectual property rights. Any intellectual property litigation may be costly and may divert management's attention from the operation of our business. Adverse determinations in any litigation may result in the loss of our proprietary rights, subject us to significant liabilities or require us to seek licenses from third parties, which may not be available on commercially reasonable terms, if at all. This may have a material adverse effect on our financial condition, results of operations or cash flows.

Our Success Depends on Our Distribution Facilities

Our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies depends on the proper operation of our existing distribution facilities, the development or expansion of additional distribution capabilities and the timely performance of services by third parties, including those involved in shipping product to and from our distribution facilities. In the United States, we rely primarily on our distribution centers in Portland, Oregon and Robards, Kentucky; in Canada, we rely primarily on our distribution facilities in Strathroy, Ontario; and in Europe, we rely primarily on our distribution center in Cambrai, France.

Our distribution facilities in the United States and France are highly automated, which means that their operations are complicated and may be subject to a number of risks related to computer viruses, the proper operation of software and hardware, electronic or power interruptions, and other system failures. Risks associated with upgrading or expanding these facilities may significantly disrupt or increase the cost of our operations. For example, in addition to supporting our traditional wholesale business, our existing distribution facilities have been modified to enable them to also support our new e-commerce sales. Failure to successfully maintain and update these modifications could disrupt our wholesale and e-commerce shipments and may have a material adverse effect on our financial condition, results of operations or cash flows.

Our current distribution facilities are designed to handle significantly greater volumes of product shipments than our business is currently generating, especially our European distribution center in Cambrai, France. The fixed costs associated with owning, operating and maintaining these large, highly-automated distribution centers during a period of economic weakness and declining sales could result in lower operating efficiencies and financial deleverage. This fixed cost structure may make it difficult for us to maintain profitability if sales volumes continue to decline for an extended period of time and could have a material adverse effect on our financial condition, results of operations or cash flows.

Our distribution facilities may also be interrupted by disasters, such as earthquakes (which are known to occur in the Northwestern United States) or fires. We maintain business interruption insurance, but it may not adequately protect us from the adverse effect that may be caused by significant disruptions in our distribution facilities.

We Rely on Our Highly-customized Information Management Systems

Our business is increasingly reliant on information technology. Information systems are used across our supply chain and retail operations, from design to distribution and sales, and are used as a method of communication between employees, with our subsidiaries and liaison offices overseas, as well as with our customers and retail stores. We also rely on our information systems to allocate resources, develop demand plans and forecast operating results. System failures, breaches of confidential information, or service interruptions may occur as the result of a number of factors, including computer viruses, programming errors, hacking or other unlawful activities by third parties, disasters, or our failure to properly maintain systems redundancy, or to protect, repair, maintain, or upgrade our systems. Any breach or interruption of critical business information systems could have a material adverse effect on our financial condition, results of operations or cash flows.

Our primary enterprise resource planning system is highly customized to our business. As a result, the availability of internal and external resources with the expertise to maintain our enterprise resource planning system is limited. We may experience difficulties if we transition to new or upgraded systems, including loss of data and decreases in productivity as our personnel become familiar with new systems. In addition, transitioning to new or upgraded systems could require significant capital investments. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt our operations and have a material adverse effect on our financial condition, results of operations or cash flows.

As we implement our direct-to-consumer initiatives and plan for future growth, our customized enterprise resource planning system may inhibit our ability to operate efficiently, which could have an adverse effect on our results of operations. For example, our enterprise resource planning system may not be compatible with other systems to support desired functionality for our operations.

We May be Adversely Affected by Currency Exchange Rate Fluctuations

Although the majority of our product purchases are denominated in U.S. dollars, the cost of these products may be affected by the relative changes in the value of the local currency of the manufacturer. Price increases caused by currency exchange rate fluctuations may make our products less competitive or have an adverse effect on our margins. Our international revenues and expenses generally are derived from sales and operations in currencies other than the U.S. dollar. Because the primary currency of many of our subsidiaries is not the U.S. dollar, we are exposed to potentially material gains or losses from the remeasurement of monetary transactions into the U.S. dollar. Currency exchange rate fluctuations may also disrupt the business of the independent factories that produce our products by making their purchases of raw materials more expensive and more difficult to finance. As a result, currency fluctuations may have a material adverse effect on our financial condition, results of operations or cash flows.

Our Investments May be Adversely Affected by an Economic Downturn or Economic Uncertainty

Our investment portfolio is subject to a number of risks and uncertainties. Changes in market conditions, such as those that accompany an economic downturn or economic uncertainty, may negatively affect the value and liquidity of our investment portfolio, perhaps significantly. Our ability to find diversified investments that are both safe and liquid and that provide a reasonable return may be impaired, resulting in lower interest income, less diversification, longer investment maturities and/or higher other-than-temporary impairments.

We May be Adversely Affected by Labor Disruptions

Our business depends on our ability to source and distribute products in a timely manner. Labor disputes at independent factories where our goods are produced, shipping ports, transportation carriers, retail stores or distribution centers create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during our peak manufacturing and importing seasons, and may have a material adverse effect on our business, potentially resulting in cancelled orders by customers, unanticipated inventory accumulation, and reduced revenues and earnings.

We Depend on Independent Factories

Our products are produced by independent factories worldwide. We do not operate or own any production facilities. Although we enter into purchase order commitments with these independent factories each season, we generally do not maintain long-term manufacturing commitments with them. Because of these factors, independent factories may fail to perform as expected or our competitors may obtain production or quota capacities that effectively limit or eliminate the availability of these resources to us. If an independent manufacturer fails to ship orders in a timely manner or to meet our standards or if we are unable to obtain necessary production or quota capacities, we may miss delivery deadlines or incur additional costs, which may result in cancellation of orders, refusal to accept deliveries, a reduction in purchase prices, or increased costs, any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

Reliance on independent factories also creates quality control risks. A failure in our quality control program may result in diminished product quality, which may result in increased order cancellations and returns, decreased consumer demand for our products, or product recalls, any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

Finally, if an independent manufacturer violates labor or other laws, or engages in practices that are not generally accepted as ethical in our key markets, we may be subject to significant negative publicity that could result in long-term damage to our brand image, consumer demand for our products may decrease, and under some circumstances we may be subject to liability for the independent manufacturer's practices, any of which may have a material adverse effect on our financial condition, results of operations or cash flows.

We Depend on Key Suppliers

Some of the materials that we use may be available from only one source or a very limited number of sources. For example, some specialty fabrics are manufactured to our specification by one source or a few sources, and zippers are supplied by one manufacturer. From time to time, we have difficulty satisfying our raw material and finished goods requirements. Although we believe that we can identify and qualify additional independent factories to produce these materials as necessary, there are no guarantees that additional independent factories will be available. In addition, depending on the timing, any changes may result in increased costs or production delays, which may have a material adverse effect on our financial condition, results of operations or cash flows.

We Depend on Key Personnel

Our future success will depend in part on the continued service of key personnel and our ability to attract and retain key managers, designers, sales people and others. We face intense competition for these individuals worldwide, and there is a significant concentration of well-funded apparel and footwear competitors in and around Portland, Oregon. We may not be able to attract qualified new employees or retain existing employees, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Our Business Is Affected by Seasonality

Our business is affected by the general seasonal trends common to the outdoor apparel industry. Our products are marketed on a seasonal basis and our product mix is weighted substantially toward the fall season, resulting in sales and profits being highest in the third calendar quarter. We expect the expansion of our retail operations to have a modest effect on the seasonality of our business, increasing the proportion of sales and profits that we generate in the fourth calendar quarter. This seasonality, along with other factors that are beyond our control and that are discussed elsewhere in this section, may adversely affect our business and cause our results of operations to fluctuate. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

Our Products Are Subject to Increasing Product Regulations and We Face Risks of Product Liability and Warranty Claims

Our products are subject to increasingly stringent and complex domestic and foreign product labeling and performance and safety standards, laws and other regulations. These requirements could result in greater expense associated with compliance efforts, and failure to comply with these regulations could result in a delay, non-delivery or mandated recall or destruction of inventory shipments during key seasons or in other financial penalties. Significant or continuing noncompliance with these standards and laws could harm our reputation and, as a result, could have a material adverse effect on our financial condition, results of operations or cash flows.

Our products are used in outdoor activities, sometimes in severe conditions. Product recalls or product liability claims in the future, resulting from the alleged failure of our products, could have a material adverse effect on our financial condition, results of operations or cash flows. Some of our products carry warranties for defects in quality and workmanship. We maintain a warranty reserve for future warranty claims, but the actual costs of servicing future warranty claims may exceed the reserve, which may also have a material adverse effect on our financial condition, results of operations or cash flows.

Our Common Stock Price May Be Volatile

The price of our common stock has fluctuated substantially since our initial public offering. Our common stock is traded on the NASDAQ Global Select Market, which is likely to continue to have significant price and volume fluctuations that may adversely affect the market price of our common stock without regard to our operating performance. Factors such as general market conditions, fluctuations in financial results, variances from financial market expectations, changes in earnings estimates by analysts, or announcements by us or our competitors may also cause the market price of our common stock to fluctuate, perhaps substantially.

Insiders Control a Majority of Our Common Stock and May Sell Shares

Three related shareholders, Timothy Boyle, Gertrude Boyle and Sarah Bany, beneficially own a majority of our common stock. As a result, if acting together, they can effectively control matters requiring shareholder approval without the cooperation of other shareholders. Shares held by these three insiders are available for resale, subject to the requirements of, and the rules under, the Securities Act of 1933 and the Securities Exchange Act of 1934. The sale or the prospect of the sale of a substantial number of these shares may have an adverse effect on the market price of our common stock.

Item 1B. ***UNRESOLVED STAFF COMMENTS***

None.

Item 2. ***PROPERTIES***

Following is a summary of principal properties owned or leased by us.

Corporate Headquarters:
Portland, Oregon (1 location)— owned
U.S. Distribution Facilities:
Portland, Oregon (1 location)—owned
Robards, Kentucky (1 location)—owned
Canadian Operation and Distribution Facilities (1):
Strathroy, Ontario (2 locations)—1 owned, 1 leased

Europe Headquarters (2):
Geneva, Switzerland (1 location)—leased
Europe Administrative Operation:
Strasbourg, France (1 location)—owned
Europe Distribution Facility:
Cambrai, France (1 location)—owned

(1) Lease expires in December 2011.
(2) Lease expires in June 2010.

In addition, as of December 31, 2009, we leased over 100 locations globally for the operation of our branded and outlet retail stores. We also have several leases globally for office space, warehouse facilities, storage space, vehicles and equipment, among other things. See Note 11 of Notes to Consolidated Financial Statements for further lease-related disclosures.

Item 3. ***LEGAL PROCEEDINGS***

None.

Item 4. ***[RESERVED]***

Item 4A. ***EXECUTIVE OFFICERS AND KEY EMPLOYEES OF THE REGISTRANT***

The following table sets forth our executive officers and certain key employees. All information is as of the date of the filing of this report.

Name	Age	Position
Gertrude Boyle	86	Chairman of the Board (1)
Timothy P. Boyle	60	President, Chief Executive Officer, Director (1)
Darwin K. Agena	51	Vice President, Chief Information Officer
Kerry W. Barnes	59	Vice President of Retail
Timothy C. Bartels	45	Vice President of Global Footwear Sales
Peter J. Bragdon	47	Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary (1)
Thomas B. Cusick	42	Senior Vice President, Chief Financial Officer and Treasurer (1)
Daniel A. Dougherty	57	Vice President Global Distribution
Mitchell C. Fields	62	Vice President of Global Apparel Sales
James T. Gorman	62	Vice President Footwear Manufacturing
Daniel G. Hanson	51	Vice President of Marketing
Lisa A. Kulok	44	Vice President Global Marketplace Planning and Customer Operations
Michael W. McCormick	47	Executive Vice President of Global Sales and Marketing (1)
Mark J. Nenow	52	Vice President of Global Footwear Merchandising
Susan S. Parham	51	Vice President Global Apparel, Accessories and Equipment
Susan G. Popp	54	Vice President of Global Human Resources (1)
Bryan L. Timm	46	Executive Vice President and Chief Operating Officer (1)
William Tung	45	Vice President of Latin America and Asia Pacific (1)
Patrick J. Werner	54	Vice President of Global Apparel Manufacturing

(1) These individuals are considered Executive Officers of Columbia.

Gertrude Boyle has served as Chairman of the Board of Directors since 1983. Columbia was founded by her parents in 1938 and managed by her husband, Neal Boyle, from 1964 until his death in 1970. Mrs. Boyle also served as our President from 1970 to 1988. Mrs. Boyle is Timothy P. Boyle's mother.

Timothy P. Boyle joined Columbia in 1971 as General Manager and has served as President and Chief Executive Officer since 1988. He has been a member of the Board of Directors since 1978. Mr. Boyle is also a member of the Board of Directors of Northwest Natural Gas Company and Craft Brewers Alliance, Inc. Mr. Boyle is Gertrude Boyle's son.

Darwin K. Agena joined Columbia in January 2008 as Chief Information Officer and was named Vice President, Chief Information Officer in October 2009. From 2004 to 2007, Mr. Agena served as Vice President of Management Information Systems at Warner Bros. Entertainment. From 1988 to 2004, Mr. Agena held various positions at Colgate Palmolive Company.

Kerry W. Barnes joined Columbia in January 2007 as Vice President of Retail. From 2001 to 2006, Mr. Barnes served as the Director of Retail Stores for adidas AG. From 1981 to 2001, Mr. Barnes held various retail positions at Foot Locker, Inc. including Director of Outlet Stores and Regional Vice President of the West Coast.

Timothy C. Bartels joined Columbia in July 2008 as Vice President of Global Footwear Sales. Mr. Bartels served as Vice President of Global Sales for Keen Footwear from 2006 to 2008 and Vice President of Sales for DC Shoes, Inc. (a division of Quiksilver, Inc.) from 2002 to 2006. From 1987 to 2002, Mr. Bartels held a variety of sales management and sales leadership roles at NIKE, Inc.

Peter J. Bragdon became Vice President and General Counsel, Secretary of Columbia in July 2004 and was named Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary in January 2010. From 1999 to January 2003, Mr. Bragdon served as Senior Counsel and Director of Intellectual Property for Columbia. Mr. Bragdon served as Chief of Staff in the Oregon Governor's office from January 2003 through June 2004. From 1993 to 1999, Mr. Bragdon was an attorney in the corporate securities and finance group at Stoel Rives LLP. Mr. Bragdon served as Special Assistant Attorney General for the Oregon Department of Justice for seven months in 1996.

Thomas B. Cusick joined Columbia in September 2002 as Corporate Controller, was named Vice President and Corporate Controller in March 2006, was named Vice President and Chief Accounting Officer in May 2008, was named Vice President, Chief Financial Officer and Treasurer in January 2009, and was named Senior Vice President, Chief Financial Officer and Treasurer in January 2010. From 1995 to 2002, Mr. Cusick worked for Cadence Design Systems (and OrCAD, a company acquired by Cadence in 1999), which operates in the electronic design automation industry, in various financial management positions. From 1990 to 1995, Mr. Cusick was an accountant with KPMG LLP.

Daniel A. Dougherty joined Columbia in December 1997 and was named Vice President of Global Distribution in October 2009. From 1989 to 1996, Mr. Dougherty worked for Glen Oaks Industries, Inc., where he served as Vice President of Distribution. Prior to that, Mr. Dougherty served as Vice President at both Fussell & Associates, Inc. and Burton & Associates, Inc.

Mitchell C. Fields joined Columbia in October 2006 as National Sales Manager of Men's Apparel and was named Vice President of Global Apparel Sales in June 2008. From 2002 to 2006, Mr. Fields served as Director of Sales for Callaway Golf Footwear. From 1984 to 2001, Mr. Fields held various sales management positions at NIKE, Inc. including Director of Sales for Nike Golf and Director of Replenishment.

James T. Gorman joined Columbia in October 2009 as Vice President Footwear Manufacturing. From 2001 to 2009, Mr. Gorman was President and Founder of Momentum Brand Group, LLC. From 1997 to 2000, Mr. Gorman served as President of PUMA North America, Inc., and from 1994 to 1997, Mr. Gorman served as CEO of Diadora America, Inc. From 1990 to 1993, Mr. Gorman was Senior Vice President Logistics for adidas A.G., and from 1972 to 1990, Mr. Gorman held several key positions at NIKE, Inc., including Divisional Vice President.

Daniel G. Hanson joined Columbia in September 1989 and held various management positions in sales and marketing until 1996, when he became Director of Marketing Communications. In March 2006 Mr. Hanson was named Vice President of Marketing. From 1982 to 1989, Mr. Hanson worked for Helly Hansen AS, where he served as United States Marketing Manager from 1986 to 1989.

Lisa A. Kulok joined Columbia in February 2008 as Senior Director of Global Planning and was named Vice President of Global Marketplace Planning and Customer Operations in October 2009. From 1987 to 2007, Ms. Kulok held various leadership positions at NIKE, Inc., including USA Apparel Marketplace Planning Director and Director of Regional Planning.

Michael W. McCormick joined Columbia in August 2006 as Vice President of Sales and was named Executive Vice President of Global Sales and Marketing in October 2008. From 2003 to 2006, Mr. McCormick served as Chief Marketing Officer for Golf Galaxy, Inc. From 2000 to 2002, Mr. McCormick served as Executive Vice President—Global Sales for Callaway Golf Company, and from 1992 to 2000, Mr. McCormick worked for NIKE, Inc. in various sales management positions, including Director of National Sales.

Mark J. Nenow joined Columbia in May 2007 as Vice President of Global Footwear Merchandising. From 2006 to 2007, Mr. Nenow served as Vice President of Global Footwear Merchandising at Brooks Sports. From 1995 to 2006, Mr. Nenow worked for NIKE, Inc., where he held various product line management positions in the running and outdoor categories. Prior to his footwear career, Mr. Nenow was a professional track and field athlete and held the American track record for the 10,000 meters from 1986 to 2003.

Susan G. Popp joined Columbia in April 1997 as Human Resources Manager and was named Human Resources Director in May 2004. In March 2006, Ms. Popp was named Vice President of Global Human Resources. Prior to joining Columbia, Ms. Popp held Human Resource positions at NIKE, Inc. from 1996 to 1997; at Avia from 1994 to 1996; and at Blue Cross and Blue Shield of Oregon from 1981 to 1993.

Susan S. Parham joined Columbia in January 2010 as Vice President Global Apparel, Accessories and Equipment. From 1998 to 2010, Mrs. Parham served as President and Founder of the consulting firm Lessons Learned. From 1990 to 1998, Mrs. Parham held several leadership positions at NIKE, Inc., including Director of U.S. Apparel Merchandising and General Merchandising Manager of Nike Retail.

Bryan L. Timm joined Columbia in June 1997 as Corporate Controller and was named Chief Financial Officer in July 2002. In 2003 Mr. Timm was named Vice President, Chief Financial Officer and Treasurer and in October 2008 he was named Executive Vice President and Chief Operating Officer and continued to serve in the role of Chief Financial Officer until January 2009. From 1991 to 1997 Mr. Timm held various financial management positions for Oregon Steel Mills, Inc. From 1986 to 1991, Mr. Timm was an accountant with KPMG LLP. Mr. Timm is a member of the Board of Directors of Umpqua Holdings Corporation.

William Tung joined Columbia in September 2003 and was named Vice President of International Sales and Operations in December 2004. In October 2008, he was named Vice President of Latin America and Asia Pacific. From 2002 to 2003, Mr. Tung worked for The Body Shop International PLC as Regional Director of North Asia. He was employed by The Rockport Company from 1994 to 2002 where he served in a variety of capacities, most recently as Vice President of Europe. From 1991 to 1994, Mr. Tung worked for Prince Racquet Sports (a division of Benetton Sportsystems) as Sales and Marketing Manager of Asia-Pacific.

Patrick J. Werner joined Columbia in April 2004 as the Director of Apparel Sportswear Sourcing and was named Vice President of Global Apparel Manufacturing in November 2006. Prior to Columbia, Mr. Werner held several key apparel sourcing manufacturing compliance roles at NIKE, Inc., where he worked from 1981 until 2004.

PART II

Item 5. ***MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES***

Our common stock is listed on the NASDAQ Global Select Market and trades under the symbol "COLM." At February 26, 2010, we had approximately 472 shareholders of record.

Following are the quarterly high and low closing prices for our Common Stock for the years ended December 31, 2009 and 2008:

	HIGH	LOW	DIVIDENDS DECLARED
2009			
First Quarter	$35.93	$25.22	$0.16
Second Quarter	$37.53	$29.90	$0.16
Third Quarter	$42.87	$30.05	$0.16
Fourth Quarter	$45.00	$37.60	$0.18
2008			
First Quarter	$44.74	$35.80	$0.16
Second Quarter	$46.26	$36.75	$0.16
Third Quarter	$46.98	$33.72	$0.16
Fourth Quarter	$40.90	$28.93	$0.16

Since the completion of our initial public offering in April 1998 through the third quarter of 2006, we did not declare any dividends. We declared our first quarterly dividend in November 2006. Our current dividend policy is dependent on our earnings, capital requirements, financial condition, restrictions imposed by our credit agreements, and other factors considered relevant by our Board of Directors. For various restrictions on our ability to pay dividends, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 5 of Notes to Consolidated Financial Statements.

Performance Graph

The line graph below compares the cumulative total shareholder return of our Common Stock with the cumulative total return of the Standard & Poor's ("S&P") 400 Mid-Cap Index and the Russell 3000 Textiles Apparel Manufacturers for the period beginning December 31, 2004 and ending December 31, 2009. The graph assumes that $100 was invested on December 31, 2004, and that any dividends were reinvested.

Historical stock price performance should not be relied on as indicative of future stock price performance.

Columbia Sportswear Company
Stock Price Performance
December 31, 2004—December 31, 2009



Total Return to Stockholders
(Assumes $100 Initial Investment on 12/31/04)
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
Columbia Sportswear Co.
S&P 400 Mid-Cap Index
Russell 3000 Textiles Apparel Mfrs.

Total Return Analysis

	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009
Columbia Sportswear Co.	$100.00	$ 80.07	$ 93.66	$ 74.88	$61.07	$ 68.74
S&P 400 Mid-Cap Index	$100.00	$112.55	$124.16	$134.05	$85.47	$117.41
Russell 3000 Textiles Apparel Mfrs.	$100.00	$105.39	$135.66	$104.09	$61.25	$ 86.82

Securities Authorized for Issuance Under Equity Compensation Plans

See Part III, Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, of this Annual Report on Form 10-K for information regarding our securities authorized for issuance under equity compensation plans.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2009 to October 31, 2009	—	—	—	$95,167,000
November 1, 2009 to November 30, 2009	67,500	$38.02	67,500	$92,601,000
December 1, 2009 to December 31, 2009	—	—	—	$92,601,000
Total	67,500	$38.02	67,500	$92,601,000

(1) Since the inception of the Company's stock repurchase plan in April 2004 through December 31, 2009, the Company's Board of Directors has authorized the repurchase of $500,000,000 of the Company's common stock. As of December 31, 2009, the Company has repurchased 8,897,957 shares under this program at an aggregate purchase price of approximately $407,399,000. Shares of the Company's common stock may be purchased in the open market or through privately negotiated transactions, subject to market conditions. The repurchase program does not obligate the Company to acquire any specific number of shares or to acquire shares over any specified period of time.

Item 6. *SELECTED FINANCIAL DATA*

Selected Consolidated Financial Data

The selected consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 2009 have been derived from our audited consolidated financial statements. The consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Accompanying Notes that appear elsewhere in this annual report and Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Item 7.

	Year Ended December 31,				
	2009	2008	2007	2006	2005 (1)
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Net sales	$1,244,023	$1,317,835	$1,356,039	$1,287,672	$1,155,791
Net income	67,021	95,047	144,452	123,018	130,736
Per Share of Common Stock Data:					
Earnings per share:					
Basic	$ 1.98	$ 2.75	$ 4.00	$ 3.39	$ 3.39
Diluted	1.97	2.74	3.96	3.36	3.36
Cash dividends per share	0.66	0.64	0.58	0.14	—
Weighted average shares outstanding:					
Basic	33,846	34,610	36,106	36,245	38,549
Diluted	33,981	34,711	36,434	36,644	38,943

	December 31,				
	2009	2008	2007	2006	2005
Balance Sheet Data:					
Total assets	$1,212,883	$1,148,236	$1,166,481	$1,027,289	$ 967,640
Long-term obligations, net of current maturities	—	15	61	136	7,414

(1) Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment,* which was codified into Topic 718 *Stock Compensation* in the Accounting Standards Codification ("ASC"). Under this standard, compensation expense is recognized in the Consolidated Statement of Operations for the fair value of employee stock-based compensation. Prior to the adoption of this standard, we accounted for stock-based compensation using the intrinsic value method, which results in no compensation expense recognized because the exercise price of our employee stock options was equal to the market price of the underlying stock on the date of grant. If we had applied the fair value recognition provisions of ASC Topic 718 to stock-based compensation for the year ended December 31, 2005, net income would have been $122,513,000 and basic and diluted earnings per share would have been $3.18 and $3.14, respectively.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This Annual Report, including Item 1 of Part I and Items 6 and 6A of Part II, contains forward-looking statements. Forward-looking statements include any statements related to our expectations regarding future performance or market position, including any statements regarding anticipated sales across markets, distribution channels and product categories, access to raw materials and factory capacity, financing and working capital requirements and resources and our exposure to market risk associated with interest rates and foreign currency exchange rates.

These forward-looking statements, and others we make from time to time, are subject to a number of risks and uncertainties. Many factors may cause actual results to differ materially from those projected in forward-looking statements, including the risks described above in Item 1A, Risk Factors. We do not undertake any duty to either update forward-looking statements after the date they are made or conform them to actual results or to changes in circumstances or expectations.

Our Business

As one of the largest outdoor apparel and footwear companies in the world, we design, develop, market and distribute active outdoor apparel, footwear, accessories and equipment under the Columbia, Mountain Hardwear, Sorel, Montrail, and Pacific Trail brands. Our products are sold through a mix of wholesale distribution channels, independent distributors, our own retail channels and licensees.

The popularity of outdoor activities and changing design trends affect consumer desire for our products. Therefore, we seek to anticipate and respond to trends and shifts in consumer preferences by adjusting the mix of available product offerings, developing new products with innovative performance features and designs, and by creating persuasive and memorable marketing communications to drive consumer awareness and demand. Failure to anticipate or respond to consumer needs and preferences in a timely and adequate manner could have a material adverse effect on our sales and profitability.

Business Environment

Like other branded consumer product companies, our business is heavily dependent upon discretionary consumer spending patterns. Our net sales volumes have been negatively affected by the volatility of the global economy and its impact on consumer purchasing behavior, and retailers' behavior related to advance orders, replenishment orders, order cancellations and seasonal reorders. Consequences of the economic environment during the past 18 months include tightening of credit for some of our wholesale customers and consumers and a significant slowing of retail sales. This has resulted in, and could continue to result in, liquidations and reorganization of several of our wholesale customers and a more cautious approach by many of our wholesale customers when placing advance orders for seasonal products. It also affects decisions regarding reducing, delaying delivery of, or cancelling advance orders prior to shipment. In addition, the effects of foreign currency exchange rates may amplify any revenue declines if the U.S. dollar strengthens compared to local currencies in our direct markets, as we have experienced in some markets.

We believe that we have appropriately factored our historical experiences, incremental sales from our new retail stores and e-commerce platform, and the estimated effect of changes in foreign currency exchange rates into our outlook for fiscal year 2010. However, unfavorable and unprecedented global economic conditions have increased the uncertainty of our planning and forecasts. In this challenging economic environment, we are also mindful of our reliance on the overall financial health of our wholesale customers and their ability to continue to access credit markets to fund their inventory purchases and day-to-day operations.

The business climate continues to present us with a great deal of uncertainty, with a number of variables that we rely on for planning purposes moving in opposing directions and making it more difficult to predict the future. Factors that could significantly affect our 2010 outlook include:

- Fluctuating currency exchange rates;
- Changes in mix and volume of full price sales in contrast with closeout product sales;
- Changes in the volume of order cancellations and reorders;
- Incremental sales through our expanding retail and e-commerce operations, which are not included in backlog;
- Changes in consumer activity and sales fluctuations in our retail stores; and
- Changes in spending levels related to strategic initiatives and cost-containment efforts.

Although we cannot predict future results with certainty and despite current global economic conditions, we are committed to our strategies, which focus on product innovation and using our portfolio of outdoor brands to meet the needs of outdoor consumers. Our direct-to-consumer initiatives include our retail expansion plans and e-commerce platforms. We believe that our commitment to invest in these strategies, while maintaining a well-developed sourcing and distribution infrastructure, positions us well to establish sustainable platforms that will support long-term growth and profitability.

Overview

The following discussion of our results of operations and liquidity and capital resources, including known trends and uncertainties identified by management, should be read in conjunction with the Consolidated Financial Statements and accompanying Notes that appear elsewhere in this annual report.

All references to years relate to the calendar year ended December 31. Highlights for the year ended December 31, 2009 include the following:

- Net sales decreased $73.8 million, or 6%, to $1,244.0 million in 2009 from $1,317.8 million in 2008. Changes in foreign currency exchange rates compared with 2008 negatively affected the consolidated net sales comparison by approximately one percentage point. The decrease in net sales was primarily the result of decreased sales of Columbia-branded products in the EMEA region and Canada, partially offset by increased sales of Columbia-branded products in the United States and the LAAP region. Difficult economic conditions worldwide negatively affected our net sales during 2009 as initial orders for our wholesale businesses declined for the spring and fall 2009 selling seasons. In addition, customer order cancellation rates were higher and reorder rates were lower for our spring 2009 selling season, with some improvement in cancellation and reorder rates for our fall 2009 selling season.

	Year Ended December 31,		
	2009	2008	% Change
	(In millions, except for percentage changes)		
Geographical Net Sales to Unrelated Entities:			
United States	$ 736.9	$ 727.7	1%
EMEA	197.4	267.2	(26)%
LAAP	203.2	198.2	3%
Canada	106.5	124.7	(15)%
	$1,244.0	$1,317.8	(6)%
Categorical Net Sales to Unrelated Entities:			
Sportswear	$ 472.5	$ 540.9	(13)%
Outerwear	482.5	491.7	(2)%
Footwear	214.6	217.2	(1)%
Accessories and Equipment	74.4	68.0	9%
	$1,244.0	$1,317.8	(6)%
Brand Net Sales to Unrelated Entities:			
Columbia	$1,072.5	$1,162.0	(8)%
Mountain Hardwear	100.5	95.0	6%
Sorel	60.6	48.1	26%
Other	10.4	12.7	(18)%
	$1,244.0	$1,317.8	(6)%

- Our wholesale backlog for the spring 2010 selling season as of September 30, 2009 decreased $20.1 million, or 5%, to $350.8 million from $370.9 million as of September 30, 2008, including a benefit of approximately two percentage points from changes in foreign currency exchange rates compared with 2008. The decrease in our spring wholesale backlog consisted of a decline in orders from EMEA distributors, our EMEA direct business and LAAP distributors, partially offset by an increase in orders in Japan. Spring wholesale backlog for the United States and Canada was essentially flat compared to 2008. The decrease in orders, categorically, was driven primarily by a decline in orders of Columbia-branded sportswear. Although we cannot predict with certainty any future results, our reported wholesale backlog is one indicator of our anticipated wholesale net sales for the spring 2010 selling season. Many factors, however, could cause actual sales to differ materially from reported wholesale backlog, including the potential cancellation of orders by customers, which was significant for spring 2009 products, changes in the volume of closeout products sales, changes in foreign currency exchange rates and macroeconomic conditions. In addition, we expect incremental sales through our direct-to-consumer operations, which are not included in wholesale backlog, to affect actual sales comparisons for the spring 2010 season. Our spring 2010 wholesale backlog should not be used as a sole indicator of, or in forecasting, sales beyond the spring 2010 selling season.

- Gross profit decreased 100 basis points to 42.1% in 2009 from 43.1% in 2008. Gross profit margins contracted primarily as a result of a higher volume of close-out product sales at lower gross margins and unfavorable hedge rates.

- Selling, general and administrative expense increased $14.3 million, or 3%, to $444.7 million in 2009 from $430.4 million in 2008. This increase was primarily due to initial investment and incremental operating costs in support of our direct-to-consumer initiatives and increased incentive compensation and professional fees, partially offset by reduced advertising and bad debt expense.

- Net income decreased 29% to $67.0 million in 2009 from $95.0 million in 2008, and diluted earnings per share decreased to $1.97 in 2009 compared to $2.74 in 2008, which included a $0.46 per diluted share after-tax impairment charge. Net income in 2009 was unfavorably affected by lower revenues and gross profit margins and increased selling, general and administrative expenses compared to 2008. Our effective tax rate was 25.4% in 2009 compared to 24.7% in 2008.

- Since the inception of our stock repurchase plan in 2004 through December 31, 2009, our Board of Directors has authorized the repurchase of $500 million of our common stock. As of December 31, 2009, we have repurchased 8,897,957 shares under this program at an aggregate purchase price of approximately $407.4 million. Shares of our common stock may be purchased in the open market or through privately negotiated transactions, subject to market conditions. The repurchase program does not obligate us to acquire any specific number of shares or to acquire shares over any specified period of time.

Results of Operations

Net income decreased $28.0 million, or 29%, to $67.0 million in 2009 from $95.0 million in 2008. Diluted earnings per share decreased to $1.97 in 2009 from $2.74 in 2008, which included a $0.46 per diluted share after-tax impairment charge. Net income decreased $49.5 million, or 34%, to $95.0 million in 2008 from $144.5 million in 2007. Diluted earnings per share decreased to $2.74 in 2008, which included a $0.46 per diluted share after-tax impairment charge, from $3.96 in 2007.

The following table sets forth, for the periods indicated, the percentage relationship to net sales of specified items in our Consolidated Statements of Operations:

	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of sales	57.9	56.9	57.2
Gross profit	42.1	43.1	42.8
Selling, general and administrative expense	35.7	32.7	28.5
Impairment of acquired intangible assets	—	1.9	—
Net licensing income	0.7	0.5	0.4
Income from operations	7.1	9.0	14.7
Interest income, net	0.1	0.6	0.6
Income before income tax	7.2	9.6	15.3
Income tax expense	(1.8)	(2.4)	(4.6)
Net income	5.4%	7.2%	10.7%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales: Consolidated net sales decreased $73.8 million, or 6%, to $1,244.0 million in 2009 from $1,317.8 million in 2008. Changes in foreign currency exchange rates compared with 2008 negatively affected the consolidated net sales comparison by approximately one percentage point. The decrease in net sales was led by the EMEA region and Canada, partially offset by increased net sales in the United States and the LAAP region. By product category, the reduction in net sales was led by sportswear, followed by outerwear and footwear, partially offset by increased net sales of accessories and equipment.

Sales by Product Category

Net sales of sportswear decreased $68.4 million, or 13%, to $472.5 million in 2009 from $540.9 million in 2008. The decrease in sportswear net sales consisted of decreased net sales in the United States wholesale business, the EMEA direct and distributor businesses, Canada and the LAAP distributor business, partially offset by increased net sales in our United States retail business, Japan and Korea. By brand, the decrease in net sales of Columbia-branded sportswear was partially offset by increased net sales of Mountain Hardwear-branded sportswear. We primarily attribute the decrease in wholesale net sales of Columbia-branded sportswear to lower initial order volumes.

Net sales of outerwear decreased $9.2 million, or 2%, to $482.5 million in 2009 from $491.7 million in 2008. The decrease in outerwear net sales consisted of decreased net sales in the EMEA direct and distributor businesses, the LAAP distributor business, Canada and the United States wholesale business, partially offset by increased net sales in our United States retail business, Japan and Korea. By brand, the decrease in net sales of Columbia-branded outerwear was partially offset by increased net sales of Mountain Hardwear-branded outerwear. We primarily attribute the decrease in wholesale net sales of Columbia-branded outerwear to lower initial order volumes.

Net sales of footwear decreased $2.6 million, or 1%, to $214.6 million in 2009 from $217.2 million in 2008. The decrease in footwear net sales was concentrated in the EMEA distributor business, followed by the United States wholesale and LAAP distributor businesses, partially offset by increased net sales of footwear in our United States retail business, Japan and Canada. Footwear net sales were essentially flat in the EMEA direct business and Korea. By brand, the decrease in net sales of Columbia-branded footwear was partially offset by increased net sales of Sorel-branded footwear. Net sales of Sorel-branded footwear increased in all regions and businesses except the EMEA distributor business. The decrease in footwear net sales to EMEA distributors primarily reflects lower Columbia-branded product net sales to our largest customer in that region and a shift in the timing of shipments as a smaller percentage of spring 2010 shipments occurred in the fourth quarter of 2009, while a higher percentage of spring 2009 shipments occurred in the fourth quarter of 2008.

Net sales of accessories and equipment increased $6.4 million, or 9%, to $74.4 million in 2009 from $68.0 million in 2008. Accessories and equipment sales growth was concentrated in Columbia-branded accessories and equipment and led by the United States and the LAAP region, followed by Canada, partially offset by a decrease in net sales in the EMEA region.

Sales by Geographic Region

Net sales in the United States increased $9.2 million, or 1%, to $736.9 million in 2009 from $727.7 million in 2008. The increase in net sales in the United States was led by outerwear, followed by footwear and accessories and equipment, partially offset by decreased net sales of sportswear. A net sales increase through our retail channels was partially offset by a net sales decrease in our wholesale business. During 2009, we opened 11 new outlet retail stores in the United States, ending the year with 39 outlet retail stores and 6 branded retail stores. In addition, we launched e-commerce websites for the Columbia brand in the third quarter of 2009 and for the Sorel brand in the fourth quarter of 2009.

Net sales in the EMEA region decreased $69.8 million, or 26%, to $197.4 million in 2009 from $267.2 million in 2008. Changes in foreign currency exchange rates compared to 2008 negatively affected the net sales comparison by three percentage points. The decrease in net sales in the EMEA region was led by sportswear and outerwear, followed by footwear and accessories and equipment. Net sales decreased for both the EMEA distributor and EMEA direct businesses. The decrease in net sales to EMEA distributors primarily reflects lower Columbia-branded product net sales to our largest distributor in the region and a shift in the timing of shipments as a smaller percentage of spring 2010 shipments occurred in the fourth quarter of 2009, while a higher percentage of spring 2009 shipments occurred in the fourth quarter of 2008. The decrease in EMEA direct net sales was consistent with lower advance order volumes due in part to continued product assortment and marketing challenges.

Net sales in the LAAP region increased $5.0 million, or 3%, to $203.2 million in 2009 from $198.2 million in 2008. Changes in foreign currency exchange rates contributed two percentage points of benefit to LAAP net sales compared to 2008. The net sales increase in the LAAP region was led by outerwear, followed by accessories and equipment and footwear, partially offset by a net sales decrease in sportswear. Net sales growth in the LAAP region was led by our Japan business, which benefited from foreign currency exchange rates, followed by our Korea business, partially offset by a net sales decrease in our LAAP distributor business.

Net sales in Canada decreased $18.2 million, or 15%, to $106.5 million in 2009 from $124.7 million in 2008. Changes in foreign currency exchange rates compared to 2008 negatively affected the net sales comparison by seven percentage points. The decrease in net sales in Canada was led by sportswear and outerwear, partially offset by increased net sales of footwear and accessories and equipment. The decrease in net sales was consistent with lower advance order volumes of Columbia-branded products due in part to planned reductions in certain channels of distribution.

Gross Profit: Gross profit as a percentage of net sales decreased to 42.1% in 2009 from 43.1% in 2008. Gross profit margins contracted primarily as a result of a higher volume of close-out product sales at lower gross margins and unfavorable hedge rates.

Our gross profits may not be comparable to those of other companies in our industry because some include all of the costs related to their distribution network in cost of sales. We, like others, have chosen to include these expenses as a component of selling, general and administrative expense.

Selling, General and Administrative Expense: Selling, general and administrative expense ("SG&A") includes all costs associated with our design, merchandising, marketing, selling, distribution and corporate functions, including related depreciation and amortization.

SG&A expense increased $14.3 million, or 3%, to $444.7 million in 2009 from $430.4 million in 2008. As a percentage of net sales, SG&A expense increased to 35.7% of net sales in 2009 from 32.7% of net sales in 2008. The increase in SG&A expense as a percentage of net sales was largely the result of reduced net sales in our wholesale business coupled with an increased fixed cost base related to our expanding direct-to-consumer operations and increased incentive compensation and professional fees, partially offset by reduced advertising and bad debt expense.

Selling expenses, including commissions and advertising, decreased $17.0 million, or 14%, to 8.4% of net sales in 2009 from 9.2% of net sales in 2008. We attribute the decrease in selling expenses as a percentage of net sales to lower commission expense as relationships with certain independent sales agencies in the United States and the EMEA region have been discontinued and replaced by in-house sales operations. Operating expenses for the in-house sales organization are included in general and administrative expenses.

General and administrative expenses increased $31.3 million, or 10%, to 27.4% of net sales in 2009 from 23.4% of net sales for the comparable period in 2008. The increase in general and administrative expenses as a percentage of net sales was primarily due to incremental operating costs in support our direct-to-consumer initiatives and the expansion of our in-house sales organization, partially offset by lower bad debt expense. Depreciation and amortization included in SG&A expense totaled $35.5 million for 2009, compared to $30.1 million for the same period in 2008.

Impairment of Acquired Intangible Assets: We did not incur any impairment of acquired intangible assets in 2009. During the fourth quarter of 2008, we incurred a $24.7 million non-cash pre-tax charge, or approximately $0.46 per diluted share after tax, for the write-down of acquired intangible assets related to our acquisitions of the Pacific Trail and Montrail brands in 2006. The impairment charge related primarily to goodwill and trademarks and resulted from our annual evaluation of intangible asset values. These brands had not achieved our sales and profitability objectives and the deterioration in the macro-economic environment and resulting effect on consumer demand have decreased the probability of realizing these objectives in the near future. We remain committed to marketing and distributing Montrail-branded footwear through the outdoor specialty, running specialty and sporting goods channels. Beginning in 2009, Pacific Trail products are sold primarily through licensing arrangements.

Net Licensing Income: Net licensing income increased $2.4 million, or 40%, to $8.4 million in 2009 from $6.0 million in 2008. The increase in net licensing income was primarily due to increased apparel and footwear licensing in the LAAP region. Products distributed by our licensees in 2009 included apparel, footwear, leather accessories, eyewear, socks, insulated products including soft-sided coolers, camping gear, bicycles, home products, luggage, watches and other accessories.

Interest Income, Net: Interest income was $2.1 million in 2009 compared to $7.6 million in 2008. The decrease in interest income was almost entirely due to significantly lower interest rates in 2009 compared to 2008. Interest expense was nominal in 2009 and 2008.

Income Tax Expense: Our provision for income taxes decreased to $22.8 million in 2009 from $31.2 million in 2008. This decrease resulted from lower income before tax, partially offset by an increase in our effective income tax rate to 25.4% in 2009 compared to 24.7% in 2008. Our 2009 effective tax rate varied from the U.S. statutory rate due to foreign tax credits and the favorable settlement of uncertain tax positions.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Sales: Consolidated net sales decreased $38.2 million, or 3%, to $1,317.8 million in 2008 from $1,356.0 million in 2007. Changes in foreign currency exchange rates compared to 2007 contributed one percentage point of benefit to the consolidated net sales comparison. The decrease in net sales was led by the United States, followed by the EMEA region and Canada, partially offset by increased net sales in the LAAP region. By product category, the reduction in net sales was led by sportswear, followed by footwear and outerwear, partially offset by increased net sales of accessories and equipment.

Sales by Product Category

Net sales of sportswear decreased $24.7 million, or 4%, to $540.9 million in 2008 from $565.6 million in 2007. The decrease in sportswear net sales was predominantly the result of decreased net sales in the United States, followed by the EMEA region, offset by increased net sales in the LAAP region and Canada. The sportswear net sales decrease was led by the United States wholesale business for the Columbia brand, partially offset by incremental net sales through our expanded base of branded and outlet retail stores. We primarily attribute the decrease in wholesale net sales of sportswear to the lower initial order volumes and the weak U.S. retail environment resulting from difficult macro-economic conditions.

Net sales of outerwear decreased $5.9 million, or 1%, to $491.7 million in 2008 from $497.6 million in 2007. The decrease in outerwear net sales was led by the United States, followed by the EMEA region and Canada, partially offset by an increase in the LAAP region. The decrease in outerwear net sales was predominantly the result of decreased sales of the Columbia brand in the United States wholesale and EMEA direct businesses. The decrease in both regions was primarily the result of lower initial order volumes for the spring and fall 2008 seasons as well as the weak retail environment resulting from difficult macro-economic conditions. The decrease in sales of Columbia-branded outerwear was partially offset by increased sales of Mountain Hardwear-branded outerwear.

Net sales of footwear decreased $10.2 million, or 4%, to $217.2 million in 2008 from $227.4 million in 2007. The decrease in footwear net sales was led by the EMEA region, followed by Canada, partially offset by increased net sales of footwear in the LAAP region and the United States. The decrease in footwear net sales in the EMEA region was led by EMEA direct footwear net sales, followed by EMEA distributor net sales. The decrease in EMEA direct footwear net sales was primarily the result of lower initial order volumes due to continued product assortment and marketing challenges, coupled with economic uncertainty in that region. The decrease in EMEA distributor footwear net sales was primarily a result of earlier shipments of spring 2008 product that occurred in the fourth quarter of 2007.

Net sales of accessories and equipment increased $2.6 million, or 4%, to $68.0 million in 2008 from $65.4 million in 2007. Accessories and equipment sales growth was led by the LAAP region, followed by Canada, partially offset by a decrease in net sales in the United States, while net sales of accessories and equipment remained flat in the EMEA region.

Sales by Geographic Region

Net sales in the United States decreased $39.5 million, or 5%, to $727.7 million in 2008 from $767.2 million in 2007. The reduction in net sales in the United States was led by sportswear, followed by outerwear and accessories and equipment, while sales of footwear remained essentially flat. The net sales decrease was led by the wholesale business for the Columbia brand, partially offset by increased net sales through our expanded base of branded and outlet retail stores. During 2008 we opened 15 new outlet retail stores and 5 branded retail stores in the United States, ending the year with 28 outlet retail stores and 6 branded retail stores in the United States.

Net sales in the EMEA region decreased $19.8 million, or 7%, to $267.2 million in 2008 from $287.0 million in 2007. Changes in foreign currency exchange rates contributed five percentage points of benefit to EMEA net sales compared to 2007. The decrease in net sales in the EMEA region was led by footwear, followed by outerwear and sportswear, while net sales of accessories and equipment remained essentially flat. The decrease in net sales in the EMEA region included a decrease in EMEA direct net sales, partially offset by an increase in net sales to EMEA distributors. The decrease in EMEA direct net sales was the result of lower initial order volumes for the spring and fall 2008 seasons due to continued product assortment and marketing challenges, coupled with economic uncertainty in the region. The increase in net sales to EMEA distributors primarily reflects increased Columbia-branded outerwear and sportswear net sales to our largest distributor in the region.

Net sales in the LAAP region increased $22.5 million, or 13%, to $198.2 million in 2008 from $175.7 million in 2007. Changes in foreign currency exchange rates contributed less than one percentage point of benefit to LAAP net sales compared to 2007. Sales growth in the LAAP region was led by our Japan business, which benefited from foreign currency exchange rates, followed by our LAAP distributor business, while net sales in Korea remained essentially flat, including a negative impact from foreign currency exchange rates. The increase in Japan net sales was primarily the result of growth in our retail business as well as continued expansion with key wholesale partners, particularly in the sports chain channel.

Net sales in Canada decreased $1.4 million, or 1%, to $124.7 million in 2008 from $126.1 million in 2007. Changes in foreign currency exchange rates contributed two percentage points of benefit to Canada net sales compared to 2007. The decrease in net sales in Canada was led by outerwear, followed by footwear, partially offset by increased net sales of sportswear and accessories and equipment. The decrease in outerwear was primarily attributable to lower initial order volumes of Columbia-branded products for the fall 2008 season, partially offset by incremental sales of Mountain Hardwear-branded products that were previously sold through third party distributors.

Gross Profit: Gross profit as a percentage of net sales increased to 43.1% in 2008 from 42.8% in 2007. Gross profit margins expanded in all of our product categories primarily due to a lower volume of close-out product sales and an increase in average selling prices, partially offset by the negative effects of an increased mix of sales to distributors, which carry lower margins than wholesale customers, and the effects of changes in foreign currency exchange rates.

A decrease in 2008 close-out product sales at slightly lower gross margins compared to 2007 had a favorable affect on our consolidated gross profits. We primarily attribute this decrease to earlier close-out sales of fall 2007 product in the fourth quarter of 2007.

Selling, General and Administrative Expense: SG&A expense increased $44.6 million, or 12%, to $430.4 million in 2008 from $385.8 million in 2007. Selling expenses increased $8.2 million, or 7%, while general and administrative expenses increased $36.4 million, or 13%. As a percentage of net sales, SG&A expense increased to 32.7% of net sales in 2008 from 28.5% of net sales in 2007.

Selling expenses, including commissions and advertising, increased to 9.2% of net sales in 2008 from 8.3% of net sales in 2007. We attribute the increase in selling expenses as a percentage of net sales to our increased marketing investments to drive consumer demand for our brands, which was amplified by a decrease in consolidated net sales in 2008 compared with the same period in 2007.

The increase in general and administrative expenses primarily resulted from the start-up and operational costs of our new retail stores. Depreciation and amortization included in SG&A expense totaled $30.1 million for 2008, compared to $29.3 million for the same period in 2007.

Impairment of Acquired Intangible Assets: We incurred a $24.7 million non-cash pre-tax charge, or approximately $0.46 per diluted share after tax, in 2008 for the write-down of acquired intangible assets related to our acquisitions of the Pacific Trail and Montrail brands in 2006. The impairment charge related primarily to goodwill and trademarks and resulted from our annual evaluation of intangible asset values. These brands have not achieved our sales and profitability objectives and the deterioration in the macro-economic environment and resulting effect on consumer demand decreased the probability of realizing these objectives in the near future.

Net Licensing Income: Net licensing income increased $0.8 million, or 15%, to $6.0 million in 2008 from $5.2 million in 2007. In 2008, licensing income was led by Columbia-branded leather accessories, followed by Columbia-branded socks, eyewear, insulated products including soft-sided coolers, and camping gear.

Interest Income, Net: Interest income was $7.6 million in 2008 compared to $9.0 million in 2007. The decrease in interest income was primarily due to lower average investment yields compared with the same period in 2007. Interest expense was nominal in 2008 and 2007.

Income Tax Expense: Our provision for income taxes decreased to $31.2 million in 2008 from $63.6 million in 2007. This decrease resulted from lower income before tax combined with a decrease in our effective income tax rate to 24.7% in 2008 compared to 30.6% in 2007. The decrease in our tax rate resulted primarily from generating a higher proportion of our income in foreign jurisdictions with lower overall tax rates, increased foreign tax credits and the favorable conclusion of a European tax examination.

Liquidity and Capital Resources

Our primary ongoing funding requirements are for working capital, investing activities associated with the expansion of our global operations and general corporate needs. At December 31, 2009, we had total cash and cash equivalents of $386.7 million compared to $230.6 million at December 31, 2008. In addition, we had short-term investments of $22.8 million at December 31, 2009 compared to $22.4 million at December 31, 2008.

Net cash provided by operating activities was $214.4 million in 2009 compared to $144.9 million in 2008. The increase in cash provided by operating activities was primarily the result of significant reductions in accounts receivable and inventory in 2009, partially offset by lower net income and a decrease in accounts payable in 2009, and the non-cash pre-tax charge for the impairment of acquired intangible assets in 2008.

Net cash used in investing activities was $33.2 million in 2009 compared to net cash provided by investing activities of $11.7 million in 2008. In 2009, our investing activities primarily consisted of capital expenditures of $40.9 million, of which $7.8 million was incurred but not yet paid. Capital expenditures in 2009 consisted of approximately $25.7 million related to retail expansion, including e-commerce in the United States and modest investments in Korea and Japan, and approximately $15.2 million in maintenance and infrastructure projects. In 2008, our investing activities primarily consisted of net liquidation of short-term investments of $59.2 million partially offset by capital expenditures of $54.3 million, of which $6.7 million was incurred but not yet paid. Capital expenditures in 2008 consisted of approximately $12.8 million in maintenance capital expenditures and $41.5 million for retail expansion and other capacity initiatives.

Cash used in financing activities was $29.6 million in 2009 compared to $102.4 million in 2008. In 2009, net cash used in financing activities included dividend payments of $22.3 million and the repurchase of common stock at an aggregate price of $7.4 million. In 2008, net cash used in financing activities included the repurchase of common stock at an aggregate price of $83.9 million and dividend payments of $22.1 million, partially offset by proceeds from the issuance of common stock under employee stock plans of $3.5 million.

To fund our domestic working capital requirements, we have available unsecured revolving lines of credit with aggregate seasonal limits ranging from $50 million to $125 million, of which $25 million to $100 million is committed. At December 31, 2009, no balance was outstanding under these lines of credit and we were in compliance with all associated covenants. Internationally, our subsidiaries have local currency operating lines of credit in place guaranteed by us with a combined limit of approximately $105.1 million at December 31, 2009, of which $3.6 million is designated as a European customs guarantee. At December 31, 2009, no balance was outstanding under these lines of credit.

We expect to fund our future capital expenditures with existing cash, operating cash flows and credit facilities. If the need arises for additional expenditures, we may need to seek additional funding. Our ability to obtain additional financing will depend on many factors, including prevailing market conditions, our financial condition, and our ability to negotiate favorable terms and conditions. Financing may not be available on terms that are acceptable or favorable to us, if at all.

Our operations are affected by seasonal trends typical in the outdoor apparel industry, and have historically resulted in higher sales and profits in the third calendar quarter. This pattern has resulted primarily from the timing of shipments to wholesale customers for the fall season. We believe that our liquidity requirements for at least the next 12 months will be adequately covered by existing cash, cash provided by operations and existing short-term borrowing arrangements.

The following table presents our estimated contractual commitments (in thousands):

	Year ending December 31,						
	2010	2011	2012	2013	2014	Thereafter	Total
Inventory purchase obligations (1)	258,069	—	—	—	—	—	258,069
Operating leases (2):							
Non-related parties	28,379	27,534	26,137	25,678	23,869	128,672	260,269
Related party	625	625	72	72	54	—	1,448

We have recorded liabilities for net unrecognized tax benefits related to income tax uncertainties in our Consolidated Balance Sheet at December 31, 2009 of approximately $20.9 million; however, they have not been included in the table above because we are uncertain about whether or when these amounts may be settled. See Note 9 of Notes to Consolidated Financial Statements.

(1) Inventory purchase obligations consist of open production purchase orders for sourced apparel, footwear, accessories and equipment, and materials used to manufacture apparel. The reported amounts exclude product purchase liabilities included in accounts payable on the Consolidated Balance Sheet at December 31, 2009. To support certain inventory purchase obligations, we maintain unsecured and uncommitted lines of credit available for issuing import letters of credit. At December 31, 2009, we had letters of credit outstanding of $7.8 million issued for purchase orders for inventory. See *Off-balance Sheet Arrangements* in Note 5 of Notes to Consolidated Financial Statements for further disclosure.

(2) Operating lease obligations include retail space operating leases, which often include real estate taxes, insurance, common area maintenance ("CAM"), and other costs in addition to base rent. Operating lease obligations listed above do not include real estate taxes, insurance, CAM, and other costs for which we are obligated. Total expenses for real estate taxes, insurance, CAM, and other costs related to retail space operating leases for the year ended December 31, 2009 was $7.2 million and is included in SG&A expense in the Consolidated Statement of Operations. These operating lease commitments are not reflected on the Consolidated Balance Sheet.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our financial position and results of operations are routinely subject to a variety of risks, including market risk associated with interest rate movements on borrowings and investments and exchange rate movements on non-U.S. dollar currency denominated assets, liabilities, income and expenses. We regularly assess these risks and have established policies and business practices that should result in an appropriate level of protection against the adverse effect of these and other potential exposures. We do not engage in speculative trading in any financial market.

Our foreign currency risk management objective is to mitigate the uncertainty of anticipated cash flows attributable to changes in exchange rates. We focus on anticipated cash flows resulting from firmly and non-firmly committed inventory purchases and the related receivables and payables, including third party or intercompany transactions.

We manage this risk primarily by using currency forward, option and swap contracts. Anticipated, but not yet firmly committed, transactions that we hedge carry a high level of certainty and are expected to be recognized within one year. We use cross-currency swaps to hedge foreign currency denominated payments related to intercompany loan agreements. Hedged transactions are denominated primarily in European euros, Canadian dollars, Japanese yen and Korean won.

The fair value of our hedging contracts was unfavorable by approximately $0.4 million and $1.8 million at December 31, 2009 and 2008, respectively. A 10% change in the euro, Canadian dollar, yen and won exchange rates would have resulted in the fair value fluctuating approximately $9.7 million at December 31, 2009 and $6.2 million at December 31, 2008. Changes in fair value resulting from foreign exchange rate fluctuations would be substantially offset by the change in value of the underlying hedged transactions.

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We did not have any long-term debt obligations at December 31, 2009 or 2008. We have cash flow exposure on our committed and uncommitted bank lines of credit since the interest is indexed to various reference rates such as Prime and LIBOR. At December 31, 2009 and 2008, our bank lines of credit did not have an outstanding balance.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make various estimates and judgments that affect reported amounts of assets, liabilities, sales, cost of sales and expenses and related disclosure of contingent assets and liabilities. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies and estimates. Because of the uncertainty inherent in these matters, actual results could differ from the estimates we use in applying the critical accounting policies. We base our ongoing estimates on historical experience and other various assumptions that we believe to be reasonable under the circumstances. Many of these critical accounting policies affect working capital account balances, including the policy for revenue recognition, the allowance for uncollectible accounts receivable, the provision for potential excess, close-out and slow moving inventory, product warranty, income taxes and stock-based compensation.

Management and our independent auditors regularly discuss with our audit committee each of our critical accounting estimates, the development and selection of these accounting estimates, and the disclosure about each estimate in Management's Discussion and Analysis of Financial Condition and Results of Operations. These discussions typically occur at our quarterly audit committee meetings and include the basis and methodology used in developing and selecting these estimates, the trends in and amounts of these estimates, specific matters affecting the amount of and changes in these estimates, and any other relevant matters related to these estimates, including significant issues concerning accounting principles and financial statement presentation.

Revenue Recognition

We record wholesale and licensed product revenues when title passes and the risks and rewards of ownership have passed to the customer, based on the terms of sale. Title generally passes upon shipment to, or upon receipt by, the customer depending on the country of the sale and the agreement with the customer. Retail store revenues are recorded at the time of sale and e-commerce revenues are recorded upon shipment to the customer.

In some countries outside of the United States where title passes upon receipt by the customer, predominantly in our Western European wholesale business, precise information regarding the date of receipt by the customer is not readily available. In these cases, we estimate the date of receipt by the customer based on historical and expected delivery times by geographic location. We periodically test the accuracy of these estimates based on actual transactions. Delivery times vary by geographic location, generally from one to five days. To date, we have found these estimates to be materially accurate.

At the time of revenue recognition, we also provide for estimated sales returns and miscellaneous claims from customers as reductions to revenues. The estimates are based on historical rates of product returns and claims. However, actual returns and claims in any future period are inherently uncertain and thus may differ from the estimates. If actual or expected future returns and claims are significantly greater or lower than the reserves that we have established, we will record a reduction or increase to net revenues in the period in which we make such a determination. Over the three year period ended December 31, 2009, our actual annual sales returns and miscellaneous claims from customers have averaged approximately two percent of net sales.

Allowance for Uncollectible Accounts Receivable

We make ongoing estimates of the uncollectibility of our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and we make judgments about the creditworthiness of customers based on ongoing credit evaluations. We analyze specific customer accounts, customer concentrations, credit insurance coverage, standby letters of credit, current economic trends, and changes in customer payment terms. Current credit and market conditions may slow our collection efforts as customers experience increased difficulty in accessing credit and paying their obligations, leading to higher than normal accounts receivable and increased bad debt expense. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates and may have a material effect on our consolidated financial position, results of operations or cash flows. If the financial condition of our customers deteriorates and results in their inability to make payments, a larger allowance may be required. If we determine that a smaller or larger allowance is appropriate, we will record a credit or a charge to SG&A expense in the period in which we make such a determination.

Inventory Obsolescence and Product Warranty

We make ongoing estimates of potential future excess, close-out or slow moving inventory and product warranty costs. We evaluate our inventory on hand considering our purchase commitments, sales forecasts, and historical experience to identify excess, close-out or slow moving inventory and make provisions as necessary to properly reflect inventory value at the lower of cost or estimated market value. When we evaluate our reserve for warranty costs, we consider our historical claim rates by season, product mix, current economic trends, and the historical cost to repair, replace, or refund the original sale. If we determine that a smaller or larger reserve is appropriate, we will record a credit or a charge to cost of sales in the period in which we make such a determination.

Long-lived assets:

Long-lived assets are amortized over their useful lives and are measured for impairment only when events or circumstances indicate the carrying value may be impaired. In these cases, we estimate the future undiscounted cash flows to be derived from the asset or asset group to determine whether a potential impairment exists. When reviewing for retail store impairment, identifiable cash flows are measured at the individual store level. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the estimated fair value of the asset. Our evaluations of impairment require estimates and assumptions about the forecasted amount and duration of future cash flows and residual value, if any, attributable to assets being tested. Impairment charges for long-lived assets are included in SG&A expense.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, we recognize income tax expense for the amount of taxes payable or refundable for the current year and for the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We make assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities, and our uncertain tax positions. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly affect the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income. Actual operating results and the underlying amount and category of income in future years could cause our current assumptions, judgments and estimates of recoverable net deferred taxes to be inaccurate. Changes in any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, which could materially affect our financial position and results of operations.

Our tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items, if any, that are taken into account in the relevant period. As the calendar year progresses, we periodically refine our estimate based on actual events and earnings by jurisdiction. This ongoing estimation process can result in changes to our expected effective tax rate for the full calendar year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that our year-to-date provision equals our expected annual effective tax rate.

Stock-Based Compensation

Stock-based compensation cost is estimated at the grant date based on the award's fair value and is recognized as expense over the requisite service period using the straight-line attribution method. We estimate stock-based compensation for stock options granted using the Black-Scholes option pricing model, which requires various highly subjective assumptions, including volatility and expected option life. Further, we estimate forfeitures for stock-based awards granted, which are not expected to vest. If any of these inputs or assumptions changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Recent Accounting Pronouncements

See "Recent Accounting Pronouncements" in Note 1 to the notes to the consolidated financial statements.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The information required by this item is included in Management's Discussion and Analysis of Financial Condition and Results of Operations and is incorporated herein by this reference.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Our management is responsible for the information and representations contained in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which we consider appropriate in the circumstances and include some amounts based on our best estimates and judgments. Other financial information in this report is consistent with these financial statements.

Our accounting systems include controls designed to reasonably assure that assets are safeguarded from unauthorized use or disposition and which provide for the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. These systems are supplemented by the selection and training of qualified financial personnel and an organizational structure providing for appropriate segregation of duties.

The Audit Committee is responsible for recommending to the Board of Directors the appointment of the independent registered public accounting firm and reviews with the independent registered public accounting firm and management the scope and the results of the annual examination, the effectiveness of the accounting control system and other matters relating to our financial affairs as they deem appropriate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Columbia Sportswear Company
Portland, Oregon

We have audited the accompanying consolidated balance sheets of Columbia Sportswear Company and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed on the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Portland, Oregon
March 12, 2010

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2009	December 31, 2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 386,664	$ 230,617
Short-term investments	22,759	22,433
Accounts receivable, net (Note 2)	226,548	299,585
Inventories, net (Note 3)	222,161	256,312
Deferred income taxes (Note 9)	31,550	33,867
Prepaid expenses and other current assets	32,030	29,705
Total current assets	921,712	872,519
Property, plant, and equipment, net (Note 4)	235,440	229,693
Intangibles and other non-current assets (Notes 2 and 9)	43,072	33,365
Goodwill (Note 2)	12,659	12,659
Total assets	$1,212,883	$1,148,236
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 102,494	$ 104,354
Accrued liabilities (Note 6)	67,312	58,148
Income taxes payable (Note 9)	6,884	8,718
Deferred income taxes (Note 9)	2,597	1,969
Total current liabilities	179,287	173,189
Income taxes payable (Note 9)	19,830	20,412
Deferred income taxes (Note 9)	1,494	—
Other long-term liabilities (Note 7)	15,044	10,545
Total liabilities	215,655	204,146
Commitments and contingencies (Note 11)		
Shareholders' Equity:		
Preferred stock; 10,000 shares authorized; none issued and outstanding	—	—
Common stock (no par value); 125,000 shares authorized; 33,736 and 33,865 issued and outstanding (Note 8)	836	1,481
Retained earnings (Note 8)	952,948	909,443
Accumulated other comprehensive income (Note 14)	43,444	33,166
Total shareholders' equity	997,228	944,090
Total liabilities and shareholders' equity	$1,212,883	$1,148,236

See accompanying notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2009	2008	2007
Net sales	$1,244,023	$1,317,835	$1,356,039
Cost of sales	719,945	750,024	776,288
Gross profit	524,078	567,811	579,751
Selling, general, and administrative expenses	444,715	430,350	385,769
Impairment of acquired intangible assets (Note 2)	—	24,742	—
Net licensing income	8,399	5,987	5,157
Income from operations	87,762	118,706	199,139
Interest income, net	2,088	7,537	8,888
Income before income tax	89,850	126,243	208,027
Income tax expense (Note 9)	(22,829)	(31,196)	(63,575)
Net income	$ 67,021	$ 95,047	$ 144,452
Earnings per share:			
Basic	$ 1.98	$ 2.75	$ 4.00
Diluted	1.97	2.74	3.96
Cash dividends per share:	$ 0.66	$ 0.64	$ 0.58
Weighted average shares outstanding (Note 13):			
Basic	33,846	34,610	36,106
Diluted	33,981	34,711	36,434

See accompanying notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2009	**2008**	**2007**
Cash flows from operating activities:			
Net income	$ 67,021	$ 95,047	$ 144,452
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	36,253	31,158	30,338
Loss on disposal or impairment of property, plant, and equipment	1,828	253	237
Deferred income tax (benefit) expense	55	(10,338)	278
Stock-based compensation	6,353	6,302	7,260
Excess tax benefit from employee stock plans	(41)	(72)	(1,811)
Impairment of acquired intangibles	—	24,742	—
Changes in operating assets and liabilities:			
Accounts receivable	77,490	(9,689)	(3,093)
Inventories	38,831	4,507	(46,010)
Prepaid expenses and other current assets	(1,695)	(15,787)	(1,355)
Intangibles and other assets	(5,179)	101	592
Accounts payable	(16,944)	8,944	1,381
Accrued liabilities	7,563	(1,047)	(4,400)
Income taxes payable	(1,558)	2,567	(5,665)
Other liabilities	4,395	8,242	2,111
Net cash provided by operating activities	214,372	144,930	124,315
Cash flows from investing activities:			
Purchases of short-term investments	(25,305)	(72,337)	(305,769)
Sales of short-term investments	25,163	131,565	379,460
Capital expenditures	(33,074)	(47,580)	(31,971)
Proceeds from sale of property, plant, and equipment	31	52	32
Net cash provided by (used in) investing activities	(33,185)	11,700	41,752
Cash flows from financing activities:			
Proceeds from notes payable	57,588	33,727	30,651
Repayments on notes payable	(57,588)	(33,727)	(34,276)
Repayment on long-term debt and other long-term liabilities	(4)	(21)	(22)
Proceeds from issuance of common stock under employee stock plans, net	86	3,488	14,162
Excess tax benefit from employee stock plans	41	72	1,811
Repurchase of common stock	(7,399)	(83,865)	(31,819)
Cash dividends paid	(22,331)	(22,098)	(20,915)
Net cash used in financing activities	(29,607)	(102,424)	(40,408)
Net effect of exchange rate changes on cash	4,467	(15,539)	1,411
Net increase in cash and cash equivalents	156,047	38,667	127,070
Cash and cash equivalents, beginning of year	230,617	191,950	64,880
Cash and cash equivalents, end of year	$386,664	$ 230,617	$ 191,950
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest, net of capitalized interest	$ 35	$ 47	$ 148
Cash paid during the year for income taxes	31,284	48,521	73,293
Supplemental disclosures of non-cash investing activities:			
Capital expenditures incurred but not yet paid	7,852	6,760	2,318

See accompanying notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock					
	Shares Outstanding	Amount	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
BALANCE, JANUARY 1, 2007	35,998	$ 24,370	$771,939	$ 34,394		$830,703
Components of comprehensive income:						
Net income	—	—	144,452	—	$144,452	144,452
Cash dividends ($0.58 per share)	—	—	(20,915)	—	—	(20,915)
Foreign currency translation adjustment	—	—	—	25,394	25,394	25,394
Unrealized holding loss on derivative transactions, net	—	—	—	(2,147)	(2,147)	(2,147)
Comprehensive income	—	—	—	—	$167,699	—
Issuance of common stock under employee stock plans, net	416	14,162	—	—		14,162
Tax benefit from stock plans	—	3,031	—	—		3,031
Stock-based compensation expense	—	7,260	—	—		7,260
Repurchase of common stock	(590)	(31,819)	—	—		(31,819)
BALANCE, DECEMBER 31, 2007	35,824	17,004	895,476	57,641		970,121
Components of comprehensive income:						
Net income	—	—	95,047	—	$ 95,047	95,047
Cash dividends ($0.64 per share)	—	—	(22,098)	—	—	(22,098)
Foreign currency translation adjustment	—	—	—	(30,511)	(30,511)	(30,511)
Unrealized holding gain on derivative transactions, net	—	—	—	6,036	6,036	6,036
Comprehensive income	—	—	—	—	$ 70,572	—
Issuance of common stock under employee stock plans, net	131	3,488	—	—		3,488
Tax adjustment from stock plans	—	(430)	—	—		(430)
Stock-based compensation expense	—	6,302	—	—		6,302
Repurchase of common stock	(2,090)	(24,883)	(58,982)	—		(83,865)
BALANCE, DECEMBER 31, 2008	33,865	1,481	909,443	33,166		944,090
Components of comprehensive income:						
Net income	—	—	67,021	—	$ 67,021	67,021
Cash dividends ($0.66 per share)	—	—	(22,331)	—	—	(22,331)
Unrealized holding gains on available-for-sales securities, net	—	—	—	64	64	64
Foreign currency translation adjustment	—	—	—	13,854	13,854	13,854
Unrealized holding loss on derivative transactions, net	—	—	—	(3,640)	(3,640)	(3,640)
Comprehensive income	—	—	—	—	$ 77,299	—
Issuance of common stock under employee stock plans, net	75	86	—	—		86
Tax adjustment from stock plans	—	(870)	—	—		(870)
Stock-based compensation expense	—	6,353	—	—		6,353
Repurchase of common stock	(204)	(6,214)	(1,185)	—		(7,399)
BALANCE, DECEMBER 31, 2009	33,736	$ 836	$952,948	$ 43,444		$997,228

See accompanying notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION AND ORGANIZATION

Nature of the business:

Columbia Sportswear Company is a global leader in the design, development, marketing and distribution of active outdoor apparel, including sportswear, outerwear, footwear, accessories and equipment.

Principles of consolidation:

The consolidated financial statements include the accounts of Columbia Sportswear Company and its wholly-owned subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates and assumptions:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions. Some of these more significant estimates relate to revenue recognition, allowance for doubtful accounts, inventory, product warranty, long-lived and intangible assets and income taxes.

Reclassifications:

Certain immaterial reclassifications of amounts reported in the prior period financial statements have been made to conform to classifications used in the current period financial statements.

Dependence on key suppliers:

The Company's products are produced by independent factories worldwide. For 2009, the Company sourced nearly all of its products outside the United States, principally in the Southeast Asia. In 2009, the Company's four largest apparel factory groups accounted for approximately 15% of the Company's total global apparel production and the Company's four largest footwear factory groups accounted for approximately 66% of the Company's total global footwear production. In addition, a single vendor supplied substantially all of the zippers used in the Company's products in 2009. From time to time, the Company has had difficulty satisfying its raw material and finished goods requirements. Although the Company believes that it can identify and qualify additional raw material suppliers and independent factories to produce these products, the unavailability of some existing suppliers or independent factories for supply of these products may have a material adverse effect on the Company.

Concentration of credit risk:

Trade Receivables

At December 31, 2009, the Company had one customer in its Canadian segment that accounted for approximately 15.5% of consolidated accounts receivable. At December 31, 2008, the Company had one customer in its EMEA segment and one customer in its Canadian segment that accounted for approximately 13.5% and 10.2% of consolidated accounts receivable, respectively. No single customer accounted for 10% or more of consolidated revenues for any of the years ended December 31, 2009, 2008 or 2007.

Cash and Investments

At December 31, 2009, approximately 80% of the Company's cash and cash equivalents were concentrated in domestic and international money market mutual funds. Substantially all of the Company's money market mutual funds were assigned a AAA or analogous rating from S&P, Moody's Investor Services ("Moody's") or Fitch Ratings.

All the Company's remaining cash and cash equivalents and short-term investments were deposited with various institutions in the Company's primary operating geographies. All institutions were rated investment grade by both S&P and Moody's and most were rated AA- / Aa1 or better.

Derivatives

The Company uses derivative instruments primarily to hedge the exchange rate risk of anticipated transactions denominated in non-functional currencies. From time to time, the Company also uses derivative instruments to economically hedge the exchange rate risk of certain investment positions and to hedge balance sheet remeasurement risk. At December 31, 2009, the Company's derivative contracts had a remaining maturity of approximately one year or less. All the counterparties to these transactions had a S&P / Moody's short-term credit rating of A-2 / P-2 or better. The net exposure to any single counterparty, which is generally limited to the aggregate unrealized gain of all contracts with that counterparty, was less than $1,000,000 at December 31, 2009. The majority of the Company's derivative counterparties have strong credit ratings and as a result, the Company does not require collateral to facilitate transactions. See Note 16 for further disclosures concerning derivatives.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents are stated at cost, which approximates fair value, and include investments with maturities of three months or less from the date of acquisition. At December 31, 2009 and 2008, cash and cash equivalents were $386,664,000 and $230,617,000, respectively, primarily consisting of money market funds and time deposits with maturities ranging from overnight to less than 90 days.

Investments:

At December 31, 2009 and 2008, short-term investments consisted of shares in a short-term bond fund available for use in current operations and time deposits with maturities of six months or less. All short-term investments are classified as available-for-sale securities and are recorded at fair value with any unrealized gains and losses reported, net of tax, in other comprehensive income. Realized gains or losses are determined based on the specific identification method.

At December 31, 2009, long-term investments consisted of mutual fund shares held to offset liabilities to participants in the Company's deferred compensation plan. The investments are classified as long-term as the related deferred compensation liabilities are not expected to be paid within the next year. These investments are classified as trading securities and are recorded at fair value with unrealized gains and losses reported in operating expenses. These long-term investments are included in intangibles and other non-current assets and totaled $826,000 at December 31, 2009, including unrealized gains of $130,000. There were no long-term investments at December 31, 2008.

Accounts receivable:

Accounts receivable have been reduced by an allowance for doubtful accounts. The Company makes ongoing estimates of the uncollectibility of accounts receivable and maintains an allowance for estimated losses resulting from the inability of the Company's customers to make required payments. The allowance for doubtful accounts was $7,347,000 and $9,542,000 at December 31, 2009 and 2008, respectively.

Inventories:

Inventories are carried at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company periodically reviews its inventories for excess, close-out or slow moving items and makes provisions as necessary to properly reflect inventory value.

Property, plant, and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The principal estimated useful lives are: buildings and building improvements, 15-30 years; land improvements, 15 years; furniture and fixtures, 3-10 years; and machinery and equipment, 3-5 years. Leasehold improvements are depreciated over the lesser of the estimated useful life of the improvement, which is most commonly 7 years, or the remaining term of the underlying lease.

The interest-carrying costs of capital assets under construction are capitalized based on the Company's weighted average borrowing rates if there are any outstanding borrowings. There was no capitalized interest for the years ended December 31, 2009, 2008 and 2007.

Impairment of long-lived assets:

Long-lived assets are amortized over their useful lives and are measured for impairment only when events or circumstances indicate the carrying value may be impaired. In these cases, the Company estimates the future undiscounted cash flows to be derived from the asset or asset group to determine whether a potential impairment exists. When reviewing for retail store impairment, identifiable cash flows are measured at the individual store level. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the estimated fair value of the asset. Impairment charges for long-lived assets are included in selling, general and administrative expense and were immaterial for the years ended December 31, 2009, 2008 and 2007.

Intangibles and other non-current assets:

Intangible assets with indefinite useful lives are not amortized and are periodically evaluated for impairment. Intangible assets that are determined to have finite lives are amortized using the straight-line method over their useful lives.

The following table summarizes the Company's identifiable intangible assets (in thousands):

	December 31, 2009		December 31, 2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Patents	$ 898	$(643)	$ 898	$(534)
Intangible assets not subject to amortization:				
Trademarks and trade names	$26,872		$26,872	
Goodwill	12,659		12,659	
	$39,531		$39,531	

Amortization expense for the years ended December 31, 2009, 2008, and 2007 was $109,000, $205,000 and $175,000, respectively. Amortization expense for patents is estimated to be $109,000 in 2010 and $73,000 per year in 2011 and 2012. These patents are anticipated to become fully amortized in 2012.

Other non-current assets consisted of the following (in thousands):

	December 31,	
	2009	2008
Deferred tax assets	$ 5,435	$ 723
Long-term deposits	8,360	4,483
Other	2,150	923
	$15,945	$6,129

Impairment of goodwill and intangible assets:

Goodwill and intangible assets with indefinite useful lives are not amortized but instead are measured for impairment. The Company reviews and tests its goodwill and intangible assets with indefinite useful lives for impairment in the fourth quarter of each year and when events or changes in circumstances indicate that the carrying amount of such assets may be impaired. The Company's intangible assets with indefinite lives consist of trademarks and trade names. Substantially all of the Company's goodwill is recorded in the United States segment and impairment testing for goodwill is performed at the reporting unit level. The two-step process first compares the estimated fair value of reporting unit goodwill with the carrying amount of that reporting unit. The Company estimates the fair value of its reporting units using a combination of discounted cash flow analysis, comparisons with the market values of similar publicly traded companies and other operating performance based valuation methods. If step one indicates impairment, step two compares the estimated fair value of the reporting unit to the estimated fair value of all reporting unit assets and liabilities except goodwill to determine the implied fair value of goodwill. The Company calculates impairment as the excess of carrying amount of goodwill over the implied fair value of goodwill. In the impairment test for trademarks, the Company compares the estimated fair value of the asset to the carrying amount. The fair value of trademarks is estimated using the relief from royalty approach, a standard form of discounted cash flow analysis used in the valuation of trademarks. If the carrying amount of trademarks exceeds the estimated fair value, the Company calculates impairment as the excess of carrying amount over the estimate of fair value. Impairment charges are classified as a component of operating expense. The fair value estimates are based on a number of factors, including assumptions and estimates for projected sales, income, cash flows, discount rates and other operating performance measures. Changes in estimates or the application of alternative assumptions could produce significantly different results. These assumptions and estimates may change in the future due to changes in economic conditions, changes in the Company's ability to meet sales and profitability objectives or changes in the Company's business operations or strategic direction.

Intangible assets that are determined to have finite lives are amortized over their useful lives and are measured for impairment only when events or circumstances indicate the carrying value may be impaired. In these cases, the Company estimates the future undiscounted cash flows to be derived from the asset or asset group to determine whether a potential impairment exists. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the estimated fair value of the asset. Impairment charges are classified as a component of operating expense.

At December 31, 2009, the Company determined that its goodwill and intangible assets were not impaired. At December 31, 2008, the Company determined that its Pacific Trail brand and Montrail brand goodwill and trademarks were impaired. These brands were not achieving their sales and profitability objectives. The deterioration in the macroeconomic environment and the resulting effect on consumer demand decreased the probability of realizing the objectives in the near future. These brands were acquired in 2006. For the year ended December 31, 2008, the Company recorded impairment charges, before income taxes, of $12,250,000 in trademarks and $3,900,000 in goodwill for the Pacific Trail brand. The Pacific Trail brand has $2,300,000 in trademarks and no goodwill after the impairment charge. The Pacific Trail brand is a reporting unit for goodwill impairment testing and Pacific Trail brand intangible assets are included in the United States segment. For the year ended December 31, 2008, the Company recorded impairment charges, before income taxes, of $7,400,000 in trademarks, $714,000 in goodwill and $478,000 in patents for the Montrail brand. The Montrail brand has $2,600,000 in trademarks and no goodwill or patents after the impairment charge. The Montrail brand is a reporting unit for goodwill impairment testing and Montrail brand intangible assets are included in the United States segment. Other than Pacific Trail brand goodwill and trademarks and Montrail brand goodwill, trademarks and patents, at December 31, 2008, the Company determined that its goodwill and intangible assets were not impaired.

Deferred income taxes:

Income tax expense is provided at the U.S. tax rate on financial statement earnings, adjusted for the difference between the U.S. tax rate and the rate of tax in effect for non-U.S. earnings deemed to be permanently reinvested in the Company's non-U.S. operations. Deferred income taxes have not been provided for the potential remittance of non-U.S. undistributed earnings to the extent those earnings are deemed to be permanently reinvested, or to the extent such recognition would result in a deferred tax asset. Deferred income taxes are provided for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

Revenue Recognition:

The Company records wholesale and licensed product revenues when title passes and the risks and rewards of ownership have passed to the customer, based on the terms of sale. Title generally passes upon shipment to, or upon receipt by, the customer depending on the country of the sale and the agreement with the customer. Retail store revenues are recorded at the time of sale and e-commerce revenues are recorded upon shipment to the customer.

In some countries outside of the United States where title passes upon receipt by the customer, predominantly in the Company's Western European wholesale business, precise information regarding the date of receipt by the customer is not readily available. In these cases, the Company estimates the date of receipt by the customer based on historical and expected delivery times by geographic location. The Company periodically tests the accuracy of these estimates based on actual transactions. Delivery times vary by geographic location, generally from one to five days. To date, the Company has found these estimates to be materially accurate.

At the time of revenue recognition, the Company also provides for estimated sales returns and miscellaneous claims from customers as reductions to revenues. The estimates are based on historical rates of product returns and claims. However, actual returns and claims in any future period are inherently uncertain and thus may differ from the estimates. If actual or expected future returns and claims are significantly greater or lower than the reserves that had been established, the Company would record a reduction or increase to net revenues in the period in which it made such determination. Over the three year period ended December 31, 2009, the Company's actual annual sales returns and miscellaneous claims from customers have averaged approximately two percent of net sales. The allowance for outstanding sales returns and miscellaneous claims from customers was approximately $13,889,000 and $10,583,000 as of December 31, 2009 and 2008, respectively.

Cost of sales:

The expenses that are included in cost of sales include all direct product and conversion-related costs, and costs related to shipping, duties and importation. Product warranty costs and specific provisions for excess, close-out or slow moving inventory are also included in cost of sales.

Selling, general and administrative expense:

Selling, general and administrative expense consists of commissions, advertising, other selling costs, personnel-related costs, planning, receiving finished goods, warehousing, depreciation and other general operating expenses.

Shipping and handling costs:

Shipping and handling fees billed to customers are recorded as revenue. The direct costs associated with shipping goods to customers are recorded as cost of sales. Inventory planning, receiving and handling costs are recorded as a component of selling, general, and administrative expenses and were $55,867,000, $57,700,000 and $64,420,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Foreign currency translation:

The assets and liabilities of the Company's foreign subsidiaries have been translated into U.S. dollars using the exchange rates in effect at period end, and the net sales and expenses have been translated into U.S. dollars using average exchange rates in effect during the period. The foreign currency translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in shareholders' equity and are not currently adjusted for income taxes when they relate to indefinite net investments in non-U.S. operations.

Fair value of financial instruments:

The carrying value of substantially all financial instruments potentially subject to valuation risk (principally consisting of cash and cash equivalents, short-term investments, accounts receivable and accounts payable) approximates fair value because of their short-term maturities. See note 17 for more information on fair value measures for financial instruments.

Derivatives:

Changes in fair values of outstanding cash flow hedges are recorded in other comprehensive income until earnings are affected by the hedged transaction. In most cases amounts recorded in other comprehensive income will be released to earnings some time after maturity of the related derivative. The Consolidated Statement of Operations classification of effective hedge results is the same as that of the underlying exposure. Results of hedges of product costs are recorded in cost of sales when the underlying hedged transaction affects earnings. Unrealized derivative gains and losses, which are recorded in current assets and liabilities, respectively, are non-cash items and therefore are taken into account in the preparation of the Consolidated Statement of Cash Flows based on their respective balance sheet classifications. See note 16 for more information on derivatives and risk management.

Stock-based compensation:

Stock-based compensation cost is estimated at the grant date based on the award's fair value and is recognized as expense over the requisite service period using the straight-line attribution method. The Company estimates stock-based compensation for stock options granted using the Black-Scholes option pricing model, which requires various highly subjective assumptions, including volatility and expected option life. Further, the Company estimates forfeitures for stock-based awards granted, which are not expected to vest. If any of these inputs or assumptions changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Advertising costs:

Advertising costs are expensed in the period incurred and are included in selling, general and administrative expenses. Total advertising expense, including cooperative advertising costs, was $65,204,000, $72,237,000 and $55,290,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Through cooperative advertising programs, the Company reimburses its wholesale customers for some of their costs of advertising the Company's products based on various criteria, including the value of purchases from the Company and various advertising specifications. Cooperative advertising costs are included in expenses because the Company receives an identifiable benefit in exchange for the cost, the advertising may be obtained from a party other than the customer, and the fair value of the advertising benefit can be reasonably estimated. Cooperative advertising costs were $10,978,000, $16,351,000 and $17,884,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Product warranty:

Some of the Company's products carry limited warranty provisions for defects in quality and workmanship. A warranty reserve is established at the time of sale to cover estimated costs based on the Company's history of warranty repairs and replacements and is recorded in cost of sales. The reserve for warranty claims at December 31, 2009 and 2008 was $12,112,000 and $9,746,000, respectively.

Recent Accounting Pronouncements:

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, as amended,* which was codified into Topic 105 *Generally Accepted Accounting Standards* in the ASC. This standard establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. This standard is effective for interim and annual financial periods ending after September 15, 2009. The adoption of this standard did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events,* which was codified into Topic 855 *Subsequent Events* in the ASC and updated by Accounting Standards Update No. 2010-09, *Amendments to Certain Recognition and Disclosure Requirements*. This guidance establishes general standards of evaluating and accounting for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard is effective for interim or annual financial periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities,* which was codified into Topic 815 *Derivatives and Hedging* in the ASC. This standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. The provisions of this standard are effective for fiscal years and interim quarters beginning after November 15, 2008. The adoption of this standard did not have a material effect on the Company's consolidated financial position, results of operations or cash flows. See Note 16.

NOTE 3—INVENTORIES, NET

Inventories consist of the following (in thousands):

	December 31,	
	2009	2008
Raw materials	$ 1,021	$ 621
Work in process	163	1,065
Finished goods	220,977	254,626
	$222,161	$256,312

NOTE 4—PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment consist of the following (in thousands):

	December 31,	
	2009	2008
Land and improvements	$ 16,557	$ 16,465
Building and improvements	147,093	143,997
Machinery and equipment	184,721	171,091
Furniture and fixtures	44,158	37,886
Leasehold improvements	57,866	45,231
Construction in progress	8,932	5,929
	459,327	420,599
Less accumulated depreciation	223,887	190,906
	$235,440	$229,693

NOTE 5—SHORT-TERM BORROWINGS AND CREDIT LINES

The Company has available an unsecured and committed revolving line of credit providing for borrowings in an aggregate amount not to exceed, at any time, $100,000,000 during the period of August 15 through November 14 and $25,000,000 at all other times. The maturity date of this agreement is July 1, 2010. Interest, payable monthly, is computed at the bank's prime rate minus 195 to 205 basis points per annum or LIBOR plus 45 to 65 basis points. The unsecured revolving line of credit requires the Company to comply with certain covenants including a Capital Ratio, which limits indebtedness to tangible net worth. At December 31, 2009, the Company was in compliance with all of these covenants. If the Company defaults on its payments, it is prohibited, subject to certain exceptions, from making dividend payments or other distributions. The Company also has available an unsecured and uncommitted revolving line of credit providing for borrowing to a maximum of $25,000,000. The revolving line accrues interest at LIBOR plus 125 basis points. There were no balances outstanding under either of these lines at December 31, 2009 and 2008.

The Company's Canadian subsidiary has available an unsecured and uncommitted line of credit guaranteed by the parent company providing for borrowing to a maximum of C$30,000,000 (US$28,485,000) at December 31, 2009. The revolving line accrues interest at the bank's Canadian prime rate. There was no balance outstanding under this line at December 31, 2009 and 2008.

The Company's European subsidiary has available two separate unsecured and uncommitted lines of credit guaranteed by the parent company providing for borrowing to a maximum of 30,000,000 and 20,000,000 euros respectively (combined US$71,602,000) at December 31, 2009, of which US$3,580,000 of the 20,000,000 euro line is designated as a European customs guarantee. These lines accrue interest based on the ECB refinancing rate plus 50 basis points and EONIA plus 75 basis points, respectively. There was no balance outstanding under either line at December 31, 2009 or 2008.

The Company's Japanese subsidiary has an unsecured and uncommitted line of credit guaranteed by the parent company providing for borrowing to a maximum of US$5,000,000 at December 31, 2009. The revolving line accrues interest at the bank's Best Lending Rate. There was no balance outstanding under this line at December 31, 2009 and 2008.

Off-Balance Sheet Arrangements

The Company has arrangements in place to facilitate the import and purchase of inventory through import letters of credit. The Company has available unsecured and uncommitted import letters of credit in the aggregate amount of $65,000,000 subject to annual renewal. At December 31, 2009, the Company had outstanding letters of credit of $7,771,000 for purchase orders for inventory under this arrangement.

NOTE 6—ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	December 31,	
	2009	2008
Accrued salaries, bonus, vacation and other benefits	$34,711	$29,437
Accrued product warranty	12,112	9,746
Accrued cooperative advertising	4,358	6,457
Other	16,131	12,508
	$67,312	$58,148

NOTE 7—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of deferred rent obligations, the effect of straight-line rent under various operating leases, rental asset retirement obligations, liabilities to participants in the Company's nonqualified deferred compensation plan, installment purchase obligations for non-inventory purchases made in the ordinary course of business and long-term severance liabilities. Deferred rent, straight-line rent, and rental asset retirement obligation liabilities were $14,218,000 and $10,126,000 at December 31, 2009 and 2008, respectively. The corresponding lease obligations for these deferred and straight-line rent liabilities are disclosed in Note 11. Principal payments due on other long-term liabilities are immaterial.

NOTE 8—SHAREHOLDERS' EQUITY

Since the inception of the Company's stock repurchase plan in 2004 through December 31, 2009, the Company's Board of Directors has authorized the repurchase of $500,000,000 of the Company's common stock. As of December 31, 2009, the Company has repurchased 8,897,957 shares under this program at an aggregate purchase price of approximately $407,399,000. During the year ended December 31, 2009, the Company repurchased an aggregate of $7,399,000 of the Company's common stock under the stock repurchase plan, of which $1,185,000 was recorded as a reduction to total retained earnings; otherwise, the aggregate purchase price would have resulted in a negative common stock carrying amount. Shares of the Company's common stock may be purchased in the open market or through privately negotiated transactions, subject to the market conditions. The repurchase program does not obligate the Company to acquire any specific number of shares or to acquire shares over any specified period of time.

NOTE 9—INCOME TAXES

The Company applies an asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in the tax laws or rates. Deferred taxes are provided for temporary differences between assets and liabilities for financial reporting purposes and for income tax purposes. Valuation allowances are recorded against net deferred tax assets when it is more likely than not that the asset will not be realized.

The Company had undistributed earnings of foreign subsidiaries of approximately $162,784,000 at December 31, 2009 for which deferred taxes have not been provided. Such earnings are considered indefinitely invested outside of the United States. If these earnings were repatriated to the United States, the earnings would be subject to U.S. taxation. The amount of the unrecognized deferred tax liability associated with the undistributed earnings was approximately $40,011,000 at December 31, 2009. The unrecognized deferred tax liability approximates the excess of the United States tax liability over the creditable foreign taxes paid that would result from a full remittance of undistributed earnings.

The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. In making this determination, the Company assumes that the taxing authority will examine the position and that they will have full knowledge of all relevant information. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

	December 31,	
	2009	2008
Balance at January 1	$21,839	$20,694
Increases related to prior years tax positions	1,346	583
Decreases related to prior years tax positions	(634)	(2,496)
Increases related to current year tax positions	1,598	4,768
Settlements	(1,194)	—
Lapses of statute of limitations	(2,772)	(1,710)
Balance at December 31	$20,183	$21,839

$18,659,000 and $20,096,000 of the unrecognized tax benefits balance would affect the effective tax rate if recognized at December 31, 2009 and 2008, respectively.

The Company conducts business globally, and as a result, the Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Canada, China, France, Germany, Hong Kong, Italy, Japan, South Korea, Switzerland, the United Kingdom and the United States. The Company has effectively settled U.S. tax examinations of all years through 2005. Internationally, the Company has effectively settled French tax examinations of all years through 2006 and Italian tax examinations of all years through 2007. The Company has effectively settled Canadian tax examinations of all years through 2004 and is currently under examination for the tax years 2005 through 2008. The Company does not anticipate that adjustments relative to this ongoing tax audit will result in a material change to its consolidated financial position, results of operations or cash flows.

Due to the potential for resolution of income tax audits currently in progress, and the expiration of various statutes of limitation, it is reasonably possible that the unrecognized tax benefits balance may change within the twelve months following December 31, 2009 by a range of zero to $9,181,000. At December 31, 2008, the comparable range was zero to $8,645,000. Open tax years, including those previously mentioned, contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, timing, or inclusion of revenue and expenses or the sustainability of income tax credits for a given examination cycle.

The Company recognizes interest expense and penalties related to income tax matters in income tax expense. The Company recognized a net reversal of accrued interest and penalties of $80,000 during 2009. The Company recognized net interest and penalties related to uncertain tax positions during 2008 of $313,000 and the Company recognized a net reversal of accrued interest and penalties of $117,000 during 2007. The Company had $3,155,000 and $3,234,000 of accrued interest and penalties related to uncertain tax positions at December 31, 2009 and 2008, respectively.

Consolidated income from continuing operations before income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2009	**2008**	**2007**
U.S. operations	$59,629	$ 44,478	$122,588
Foreign operations	30,221	81,765	85,439
Income before income tax	$89,850	$126,243	$208,027

The components of the provision (benefit) for income taxes consist of the following (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Current:			
Federal	$10,030	$ 22,576	$40,490
State and local	2,088	2,459	3,685
Non-U.S.	10,399	18,568	22,493
	22,517	43,603	66,668
Deferred:			
Federal	2,377	(10,444)	(2,726)
State and local	12	(1,228)	(222)
Non-U.S.	(2,077)	(735)	(145)
	312	(12,407)	(3,093)
Income tax expense	$22,829	$ 31,196	$63,575

The following is a reconciliation of the normal expected statutory federal income tax rate to the effective rate reported in the financial statements:

	Year Ended December 31,		
	2009	2008	2007
	(percent of income)		
Provision for federal income taxes at the statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	1.9	0.8	1.1
Non-U.S. income taxed at different rates	0.4	(4.1)	(1.4)
Foreign tax credits	(5.8)	(3.2)	—
Reduction of accrued income taxes	(4.1)	(3.3)	(2.8)
Tax-exempt interest	(0.5)	(0.8)	(1.0)
Other	(1.5)	0.3	(0.3)
Actual provision for income taxes	25.4%	24.7%	30.6%

Significant components of the Company's deferred taxes are as follows (in thousands):

	December 31, 2009	December 31, 2008
Deferred tax assets:		
Non-deductible accruals and allowances	$18,979	$14,886
Capitalized inventory costs	15,326	14,703
Stock compensation	5,399	4,857
Net operating loss carryforward	4,734	2,130
Depreciation and amortization	582	972
Other	1,633	1,747
	46,653	39,295
Valuation allowance	(5,163)	(2,512)
Net deferred tax assets	41,490	36,783
Deferred tax liabilities:		
Deductible accruals and allowance	(1,129)	(1,396)
Depreciation and amortization	(4,624)	—
Foreign currency loss	(1,475)	(2,022)
Other	(1,368)	(744)
	(8,596)	(4,162)
Total	$32,894	$32,621

The Company had net operating loss carryforwards at December 31, 2009 and December 31, 2008 in certain international tax jurisdictions of $50,338,000 and $27,191,000, respectively which will begin to expire in 2014. The net operating losses result in a deferred tax asset at December 31, 2009 of $4,734,000, which was subject to a $4,734,000 valuation allowance, and a deferred tax asset at December 31, 2008 of $2,130,000, which was subject to a $2,130,000 valuation allowance. To the extent that the Company reverses a portion of the valuation allowance, the adjustment would be recorded as a reduction to income tax expense.

Non-current deferred tax assets of $5,435,000 and $723,000 are included as a component of other non-current assets in the consolidated balance sheet at December 31, 2009 and 2008, respectively.

NOTE 10—PROFIT SHARING PLANS

401(k) Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan, which covers substantially all U.S. employees. Participation begins the first of the quarter following completion of thirty days of service. The Company may elect to make discretionary matching and/or non-matching contributions. All Company contributions to the plan as determined by the Board of Directors totaled $2,610,000, $3,118,000 and $5,083,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Deferred Compensation Plan

The Company sponsors a nonqualified retirement savings plan for certain senior management employees whose contributions to the tax qualified 401(k) plan would be limited by provisions of the Internal Revenue Code. This plan allows participants to defer receipt of a portion of their salary and incentive compensation and to receive matching contributions for a portion of the deferred amounts. Company contributions to the plan totaled $108,000 and $115,000 for the years ended December 31, 2009 and 2008, respectively. Participants earn a return on their deferred compensation based on investment earnings of participant-selected mutual funds. Changes in the market value of the participants' investment selections are recorded as an adjustment to deferred compensation liabilities, with an offset to compensation expense. Deferred compensation, including accumulated earnings on the participant-directed investment selections, is distributable in cash at participant-specified dates or upon retirement, death, disability or termination of employment. At December 31, 2009, the liability to participants under this plan was $826,000 and was recorded in other long-term liabilities. The current portion of the participant liability at December 31, 2009 was not material.

The Company has purchased specific mutual funds in the same amounts as the participant-directed investment selections underlying the deferred compensation liabilities. These investment securities and earnings thereon, held in an irrevocable trust, are intended to provide a source of funds to meet the deferred compensation obligations, subject to claims of creditors in the event of the Company's insolvency. The mutual funds are recorded at fair value in intangibles and other non-current assets. At December 31, 2009, the fair value of the mutual fund investments was $826,000. Realized and unrealized gains and losses on the mutual fund investments are recorded in compensation expense and offset losses and gains resulting from changes in deferred compensation liabilities to participants.

NOTE 11—COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases, among other things, retail space, office space, warehouse facilities, storage space, vehicles and equipment. Generally, the base lease terms are between 5 and 10 years. Certain lease agreements contain scheduled rent escalation clauses in their future minimum lease payments. Future minimum lease payments are recognized on a straight-line basis over the minimum lease term and the pro rata portion of scheduled rent escalations is included in other long-term liabilities in the Consolidated Balance Sheet. Certain retail space lease agreements provide for additional rents based on a percentage of annual sales in excess of stipulated minimums (percentage rent). Certain lease agreements require the Company to pay real estate taxes, insurance, CAM, and other costs, collectively referred to as operating costs, in addition to base rent. Percentage rent and operating costs are recognized as incurred in SG&A expense in the Consolidated Statement of Operations. Certain lease agreements also contain lease incentives, such as tenant improvement allowances and rent holidays. The Company recognizes the benefits related to the lease incentives on a straight-line basis over the applicable lease term.

Rent expense, including percentage rent but excluding operating costs for which the Company is obligated, was $32,034,000, $25,220,000 and $13,938,000 for non-related party leases during the years ended December 31, 2009, 2008 and 2007, respectively. Of these amounts $30,569,000, $23,687,000 and $12,504,000 were included as part of selling, general and administrative expense for the years ended December 31, 2009, 2008 and 2007, respectively, and $1,465,000, $1,533,000 and $1,434,000 were included as part of cost of goods sold for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company leases certain operating facilities from related parties of the Company. Total rent expense for these leases was included as part of selling, general and administrative expense and amounted to $571,000, $543,000 and $583,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Approximate future minimum payments, including rent escalation clauses and stores that are not yet open, on all lease obligations at December 31, 2009, are as follows (in thousands). Future minimum payments listed below do not include percentage rent or operating costs for which the Company is obligated.

	Non-related Parties	Related Party	Total
2010	$ 28,379	$ 625	$ 29,004
2011	27,534	625	28,159
2012	26,137	72	26,209
2013	25,678	72	25,750
2014	23,869	54	23,923
Thereafter	128,672	—	128,672
	$260,269	$1,448	$261,717

Inventory Purchase Obligations

Inventory purchase obligations consist of open production purchase orders for sourced apparel, footwear, accessories and equipment, and materials used to manufacture apparel. At December 31, 2009 and 2008 inventory purchase obligations were $258,069,000 and $157,774,000, respectively. To support certain inventory purchase obligations, the Company maintains unsecured and uncommitted lines of credit available for issuing import letters of credit. At December 31, 2009, the Company had letters of credit of $7,771,000 outstanding for inventory purchase obligations. See *Off-Balance Sheet Arrangements* in Note 5 for further disclosure.

Litigation

The Company is a party to various legal claims, actions and complaints from time to time. Although the ultimate resolution of legal proceedings cannot be predicted with certainty, management believes that disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

Indemnities and Guarantees

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company's customers and licensees in connection with the use, sale and/or license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, (iii) indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company, (iv) executive severance arrangements and (v) indemnities involving the accuracy of representations and warranties in certain contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential for future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying Consolidated Balance Sheets.

NOTE 12—STOCK-BASED COMPENSATION

The following table shows total stock-based compensation expense included in the Consolidated Statement of Operations for the years ended December 31, (in thousands):

	2009	2008	2007
Cost of sales	$ 335	$ 302	$ 415
Selling, general, and administrative expense	6,018	6,000	6,830
Licensing	—	—	15
Pre-tax stock-based compensation expense	6,353	6,302	7,260
Income tax benefits	(2,258)	(2,088)	(2,383)
Total stock-based compensation expense, net of tax	$ 4,095	$ 4,214	$ 4,877

No stock-based compensation costs were capitalized for the years ended December 31, 2009, 2008 and 2007.

The Company realized a tax benefit for the deduction from stock-based award transactions of $851,000, $636,000, and $4,213,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

1997 Stock Incentive Plan

The Company's 1997 Stock Incentive Plan (the "Plan") provides for issuance of up to 8,900,000 shares of the Company's Common Stock, of which 2,106,182 shares were available for future grants under the Plan at December 31, 2009. The Plan allows for grants of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units and other stock-based awards. The Company uses original issuance shares to satisfy share-based payments.

Stock Options

Options to purchase the Company's common stock are granted at prices equal to or greater than the fair market value on the date of grant. Options granted prior to 2001 generally vested and became exercisable ratably on a monthly basis over a period of five years from the date of grant and expire ten years from the date of grant. Options granted after 2000 and before 2009 generally vest and become exercisable over a period of four years (twenty-five percent on the first anniversary date following the date of grant and monthly thereafter) and expire ten years from the date of the grant, with the exception of most options granted in 2005. Most options granted in 2005 vested and became exercisable one year from the date of grant and expire ten years from the date of grant. Options granted in 2009 generally vest and become exercisable ratably on an annual basis over a period of four years and expire ten years from the date of the grant.

The Company estimates the fair value of stock options using the Black-Scholes model. Key inputs and assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's expected term, and the Company's expected annual dividend yield. Assumptions are evaluated and revised as necessary to reflect changes in market conditions and the Company's experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by people who receive equity awards.

The following table shows the weighted average assumptions for the year ended December 31:

	2009	2008	2007
Expected term	4.71 years	4.43 years	5.04 years
Expected stock price volatility	29.52%	25.03%	28.97%
Risk-free interest rate	1.73%	2.54%	4.55%
Expected dividend yield	2.17%	1.57%	1.01%
Weighted average grant date fair value	$ 6.55	$ 8.60	$ 18.87

The following table summarizes stock option activity under the Plan:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Options outstanding at January 1, 2007	1,579,150	$41.93	6.78	$21,761
Granted	263,272	61.44		
Cancelled	(81,160)	53.11		
Exercised	(402,845)	36.37		
Options outstanding at December 31, 2007	1,358,417	46.70	6.54	4,497
Granted	640,008	40.98		
Cancelled	(228,300)	49.49		
Exercised	(116,486)	32.42		
Options outstanding at December 31, 2008	1,653,639	45.10	6.73	1,042
Granted	387,505	29.75		
Cancelled	(252,303)	44.90		
Exercised	(28,668)	24.76		
Options outstanding at December 31, 2009	1,760,173	$42.08	6.25	$ 4,599
Options vested and expected to vest at December 31, 2009	1,707,304	$42.31	6.18	$ 4,289
Options exercisable at December 31, 2009	1,069,713	$45.56	4.94	$ 1,209

The aggregate intrinsic value in the table above represents pre-tax intrinsic value that would have been realized if all options had been exercised on the last business day of the period indicated, based on the Company's closing stock price on that day. Total stock option compensation expense for the years ended December 31, 2009, 2008 and 2007 was $2,861,000, $3,329,000 and $4,417,000, respectively. At December 31, 2009, 2008 and 2007, unrecognized costs related to stock options totaled approximately $4,609,000, $6,473,000 and $6,515,000, respectively, before any related tax benefit. The unrecognized costs related to stock options are being amortized over the related vesting period using the straight-line attribution method. Unrecognized costs related to stock options at December 31, 2009 are expected to be recognized over a weighted average period of 2.46 years. The aggregate intrinsic value of stock options exercised was $333,000, $1,071,000 and $10,953,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The total cash received as a result of stock option exercises for the years ended December 31, 2009, 2008 and 2007 was $710,000, $3,731,000 and $14,604,000, respectively.

Restricted Stock Units

Service-based restricted stock units are granted at no cost to key employees and shares granted prior to 2009 generally vest over three years from the date of grant. Service-based restricted stock units granted in 2009 generally vest over a period of four years. Performance-based restricted stock units are granted at no cost to certain members of the Company's senior executive team, excluding the Chairman and the President and Chief Executive Officer, and generally vest over a performance period of between two and one-half and three years with an additional required service period of one year. Restricted stock units vest in accordance with the terms and conditions established by the Compensation Committee of the Board of Directors, and are based on continued service and, in some instances, on individual performance and/or Company performance. For the majority of restricted stock units granted, the number of shares issued on the date the restricted stock units vest is net of the minimum statutory withholding requirements that the Company pays in cash to the appropriate taxing authorities on behalf of its employees. For the years ended December 31, 2009, 2008 and 2007, the Company withheld 19,819, 5,951 and 7,176 shares, respectively, to satisfy $624,000, $243,000 and $442,000 of employees' tax obligations, respectively.

The fair value of service-based and performance-based restricted stock units is discounted by the present value of the estimated future stream of dividends over the vesting period using the Black-Scholes model. The relevant inputs and assumptions used in the Black-Scholes model to compute the discount are the vesting period, dividend yield and closing price of the Company's common stock on the date of grant.

The following table presents the weighted average assumptions for the years ended December 31:

	2009	2008	2007
Vesting period	3.82 years	3.06 years	3.11 years
Expected dividend yield	2.19%	1.56%	1.01%
Estimated average fair value per restricted stock unit granted	$ 27.14	$ 39.27	$ 60.16

The following table summarizes the restricted stock unit activity under the Plan:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Restricted stock units outstanding at January 1, 2007	99,688	$49.06
Granted	98,422	60.16
Vested	(21,622)	49.79
Forfeited	(16,618)	53.72
Restricted stock units outstanding at December 31, 2007	159,870	55.31
Granted	168,347	39.27
Vested	(20,625)	51.85
Forfeited	(47,083)	49.25
Restricted stock units outstanding at December 31, 2008	260,509	46.32
Granted	136,327	27.14
Vested	(65,935)	53.41
Forfeited	(44,381)	41.22
Restricted stock units outstanding at December 31, 2009	286,520	$36.35

Restricted stock unit compensation expense for the years ended December 31, 2009, 2008 and 2007 was $3,492,000, $2,973,000 and $2,843,000, respectively. At December 31, 2009, 2008 and 2007, unrecognized costs related to restricted stock units totaled approximately $4,216,000, $5,499,000 and $5,963,000, respectively, before any related tax benefit. The unrecognized costs related to restricted stock units are being amortized over the related vesting period using the straight-line attribution method. These unrecognized costs at December 31, 2009 are expected to be recognized over a weighted average period of 1.95 years. The total grant date fair value of restricted stock units vested during the year ended December 31, 2009, 2008 and 2007 was $3,522,000, $1,069,000 and $1,077,000, respectively.

1999 Employee Stock Purchase Plan

In 1999, the Company's shareholders approved the 1999 Employee Stock Purchase Plan ("ESPP"). There are 750,000 shares of common stock authorized for issuance under the ESPP, which allows qualified employees of the Company to purchase shares on a quarterly basis up to fifteen percent of their respective compensation. The purchase price of the shares is equal to eighty five percent of the lesser of the closing price of the Company's common stock on the first or last trading day of the respective quarter. Effective July 1, 2005, the Company suspended offerings under the ESPP indefinitely. As of December 31, 2009, a total of 275,556 shares of common stock had been issued under the ESPP.

NOTE 13—EARNINGS PER SHARE

Earnings per Share ("EPS"), is presented on both a basic and diluted basis. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if outstanding securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted EPS, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted stock units determined using the treasury stock method.

A reconciliation of the common shares used in the denominator for computing basic and diluted EPS is as follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2009	2008	2007
Weighted average common shares outstanding, used in computing basic earnings per share	33,846	34,610	36,106
Effect of dilutive stock options and restricted stock units	135	101	328
Weighted-average common shares outstanding, used in computing diluted earnings per share	33,981	34,711	36,434
Earnings per share of common stock:			
Basic	$ 1.98	$ 2.75	$ 4.00
Diluted	1.97	2.74	3.96

Stock options and service-based restricted stock units representing 1,562,064, 1,410,849 and 354,342 shares of common stock for the years ended December 31, 2009, 2008 and 2007, respectively, were outstanding but were excluded in the computation of diluted EPS because their effect would be anti-dilutive as a result of applying the treasury stock method. In addition, performance-based restricted stock units representing 44,043, 41,799 and 24,318 shares for the years ended December 31, 2009, 2008 and 2007, respectively, were outstanding but were excluded from the computation of diluted EPS because these shares were subject to performance conditions that had not been met.

Since the inception of the Company's stock repurchase plan in 2004 through December 31, 2009, the Company's Board of Directors has authorized the repurchase of $500,000,000 of the Company's common stock.

As of December 31, 2009, the Company has repurchased 8,897,957 shares under this program at an aggregate purchase price of approximately $407,399,000. During the year ended December 31, 2009, the Company repurchased an aggregate of $7,399,000 of the Company's common stock under the stock repurchase plan, of which $1,185,000 was recorded as a reduction to total retained earnings; otherwise, the aggregate purchase price would have resulted in a negative common stock carrying amount. Shares of the Company's common stock may be purchased in the open market or through privately negotiated transactions, subject to the market conditions. The repurchase program does not obligate the Company to acquire any specific number of shares or to acquire shares over any specified period of time.

NOTE 14—COMPREHENSIVE INCOME

Accumulated other comprehensive income, net of applicable taxes, reported on the Company's Consolidated Balance Sheets consists of foreign currency translation adjustments, unrealized gains and losses on derivative transactions and unrealized gains on available-for-sale securities. A summary of comprehensive income, net of related tax effects, for the year ended December 31, is as follows (in thousands):

	2009	2008	2007
Net income	$67,021	$ 95,047	$144,452
Other comprehensive income (loss):			
Unrealized holding gains on available-for-sale securities	64	—	—
Unrealized derivative holding gains (losses) arising during period (net of tax expense (benefit) of ($1,054), $361 and ($796) in 2009, 2008 and 2007, respectively)	(3,024)	6,425	(844)
Reclassification to net income of previously deferred gains on derivative transactions (net of tax benefit of $227, $36 and $608 in 2009, 2008 and 2007, respectively)	(616)	(389)	(1,303)
Foreign currency translation adjustments	13,854	(30,511)	25,394
Other comprehensive income (loss)	10,278	(24,475)	23,247
Comprehensive income	$77,299	$ 70,572	$167,699

NOTE 15—SEGMENT INFORMATION

The Company operates in four geographic segments: (1) United States, (2) Europe, Middle East and Africa ("EMEA"), (3) Latin America and Asia Pacific ("LAAP"), and (4) Canada, which are reflective of the Company's internal organization, management, and oversight structure. Each geographic segment operates predominantly in one industry: the design, development, marketing and distribution of active outdoor apparel, including sportswear, outerwear, footwear, accessories and equipment.

The geographic distribution of the Company's net sales, income before income taxes, interest income (expense), income tax expense (benefit), depreciation and amortization expense and identifiable assets are summarized in the following tables (in thousands) for, and for the years ended, December 31, 2009, 2008 and 2007. Inter-geographic net sales, which are recorded at a negotiated mark-up and eliminated in consolidation, are not material.

	2009	2008	2007
Net sales to unrelated entities:			
United States	$ 736,942	$ 727,706	$ 767,198
EMEA	197,357	267,152	286,968
LAAP	203,230	198,236	175,725
Canada	106,494	124,741	126,148
	$1,244,023	$1,317,835	$1,356,039
Income before income taxes:			
United States	$ 49,660	$ 38,674	$ 112,986
EMEA	1,410	26,167	29,210
LAAP	27,138	32,857	29,585
Canada	9,554	21,008	27,195
Interest and other income and eliminations	2,088	7,537	9,051
	$ 89,850	$ 126,243	$ 208,027
Interest income (expense), net:			
United States	$ 4,561	$ 5,804	$ 9,602
EMEA	(910)	45	(1,856)
LAAP	561	1,023	482
Canada	(2,124)	665	660
	$ 2,088	$ 7,537	$ 8,888
Income tax (expense) benefit:			
United States	$ (13,710)	$ (13,363)	$ (41,227)
EMEA	(2,744)	(2,692)	(5,185)
LAAP	(6,745)	(8,312)	(7,084)
Canada	370	(6,829)	(10,079)
	$ (22,829)	$ (31,196)	$ (63,575)
Depreciation and amortization expense:			
United States	$ 26,850	$ 21,866	$ 18,643
EMEA	6,642	6,978	9,910
LAAP	2,120	1,865	1,540
Canada	641	449	245
	$ 36,253	$ 31,158	$ 30,338

	2009	2008	2007
Assets:			
United States	$ 916,847	$ 857,228	$ 872,027
EMEA	249,838	246,072	239,007
LAAP	104,734	93,773	78,308
Canada	127,205	89,463	97,815
Total identifiable assets	1,398,624	1,286,536	1,287,157
Eliminations and reclassifications	(185,741)	(138,300)	(120,676)
Total assets	$1,212,883	$1,148,236	$1,166,481
Net sales to unrelated entities:			
Sportswear	$ 472,508	$ 540,903	$ 565,591
Outerwear	482,512	491,777	497,551
Footwear	214,565	217,237	227,434
Accessories and equipment	74,438	67,918	65,463
	$1,244,023	$1,317,835	$1,356,039

NOTE 16—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

In the normal course of business, the Company's financial position and results of operations are routinely subject to a variety of risks, including market risk associated with interest rate movements on borrowings and investments and currency rate movements on non-functional currency denominated assets, liabilities and income. The Company regularly assesses these risks and has established policies and business practices that serve to mitigate these potential exposures. As part of the Company's risk management programs, the Company may use a variety of financial instruments, including foreign currency option and forward contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company's foreign currency risk management objective is to mitigate the uncertainty of anticipated cash flows attributable to changes in exchange rates. Particular focus is put on cash flows resulting from anticipated inventory purchases and the related receivables and payables, including third party or intercompany transactions. The Company manages this risk primarily by using currency forward exchange contracts and options. Anticipated transactions that are hedged carry a high level of certainty and are expected to be recognized within one year. In addition, the Company may use cross-currency swaps to hedge foreign currency denominated payments related to intercompany loan agreements.

The Company hedges against the exchange rate risk associated with anticipated transactions denominated in non-functional currencies and accounts for these instruments as cash flow hedges. The effective change in fair value of these financial instruments is initially offset to accumulated other comprehensive income and any ineffective portion offset to current income. Amounts accumulated in other comprehensive income are subsequently reclassified to cost of sales when the underlying transaction is included in income. Hedge effectiveness is determined by evaluating the ability of a hedging instrument's cumulative change in fair value to offset the cumulative change in the present value of expected cash flows on the underlying exposures. For forward contracts and options, the change in fair value attributable to changes in forward points and time value, respectively, are excluded from the determination of hedge effectiveness and included in current cost of sales. Hedge ineffectiveness was not material during the years ended December 31, 2009, 2008 and 2007. The Company did not discontinue any material cash flow hedging relationships during the years ended December 31, 2009, 2008 and 2007 because it remained probable that the forecasted transactions would occur by the end of the specified period.

At December 31, 2009, the notional value of outstanding forward contracts designated as hedging anticipated inventory purchases was approximately $82,730,000. At December 31, 2009, insignificant deferred gains and losses (net of tax) on both outstanding and matured derivatives accumulated in other comprehensive income are expected to be reclassified to net income during the next twelve months as a result of underlying hedged transactions also being recorded in net income. Actual amounts ultimately reclassified to net income are dependent on U.S. dollar exchange rates in effect against the European euro, Canadian dollar, Japanese yen and Korean won when outstanding derivative contracts mature.

The classification of effective hedge results in the Consolidated Statements of Operations is the same as that of the underlying exposure. Results of hedges of product costs are recorded in cost of sales when the underlying hedged transaction affects income. Unrealized derivative gains and losses, which are recorded in current assets and liabilities, respectively, are non-cash items and therefore are taken into account in the preparation of the Consolidated Statements of Cash Flows based on their respective balance sheet classifications.

The Company also uses derivative instruments not formally designated as hedges to manage the exchange rate risk associated with the functional currency remeasurement of monetary assets and liabilities. At December 31, 2009, the notional value of outstanding forward contracts not formally designated as hedges was approximately $61,017,000. The change in fair value of these instruments is recognized immediately in cost of sales.

The Company does not hold derivatives featuring credit-related contingent terms. In addition, the Company is not a party to any derivative master agreement featuring credit-related contingent terms. Finally, the Company has not pledged assets or posted collateral as a requirement for entering into or maintaining derivative positions. See "Concentration of credit risk" under Note 1 for more information on credit risk related to financial instruments.

The following table presents the balance sheet classification and fair value of derivative instruments as of December 31, 2009 (in thousands):

	Classification	Fair Value
Derivative instruments designated as cash flow hedges(1):		
Derivative instruments in asset positions:		
Currency forward contracts	Prepaid expenses and other current assets	$1,099
Derivative instruments in liability positions:		
Currency forward contracts	Accrued liabilities	890

(1) Includes a $45,000 net liability position attributable to the component excluded from effectiveness testing.

	Classification	Fair Value
Derivative instruments not designated as hedges:		
Derivative instruments in asset positions:		
Currency forward contracts	Prepaid expenses and other current assets	$ 453
Derivative instruments in liability positions:		
Currency forward contracts	Accrued liabilities	1,065

The following table presents the effect and classification of derivative instruments for the year ended December 31, 2009 (in thousands):

	Statement Of Operations Classification	Gain (loss)
Currency Forward Contracts:		
Derivative instruments designated as cash flow hedges:		
Loss recognized in other comprehensive income, net of tax	—	$(3,024)
Loss reclassified from accumulated other comprehensive income to income for the effective portion, net of tax	Cost of sales	(740)
Loss recognized in income for amount excluded from effectiveness testing and for the ineffective portion(1)	Cost of sales	(14)
Derivative instruments not designated as cash flow hedges:		
Loss recognized in income	Cost of sales	(130)

(1) During the periods presented, the Company recognized an immaterial amount of ineffectiveness.

NOTE 17—FAIR VALUE MEASURES

Certain assets and liabilities are reported at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, under a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1 – observable inputs such as quoted prices in active markets;

Level 2 – inputs, other than the quoted market prices in active markets, which are observable, either directly or indirectly; and

Level 3 – unobservable inputs for which there is little or no market data available, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 are as follows (in thousands):

	Total	Level 1 (1)	Level 2 (2)	Level 3
Assets:				
Cash and cash equivalents	$386,664	$386,664	$ —	$—
Short-term investments	22,759	22,759	—	—
Long-term investments	826	826	—	—
Derivative financial instruments	1,552	—	1,552	—
Liabilities:				
Derivative financial instruments	1,955	—	1,955	—

(1) Level 1 assets include cash equivalents consisting of money market funds, ultra-short bond funds, bank deposits and time deposits for which cost approximates fair value and long-term investments consisting of equity-concentrated mutual funds held to offset deferred compensation arrangements.

(2) Level 2 assets and liabilities include derivative financial instruments which are valued based on significant observable inputs. See Note 14 and Note 16 for further discussion.

There were no assets and liabilities measured at fair value on a nonrecurring basis.

SUPPLEMENTARY DATA—QUARTERLY FINANCIAL DATA (Unaudited)

The following table summarizes the Company's quarterly financial data for the past two years ended December 31, 2009 (in thousands, except per share amounts):

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$271,966	$179,268	$434,473	$358,316
Gross profit	110,495	74,307	188,599	150,677
Net income (loss)	6,898	(9,878)	46,915	23,086
Earnings (loss) per share				
Basic	$ 0.20	$ (0.29)	$ 1.39	$ 0.68
Diluted	0.20	(0.29)	1.38	0.68

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$297,363	$213,147	$452,415	$354,910
Gross profit	130,555	85,765	202,053	149,438
Net income (loss)	19,931	(1,770)	58,329	18,557
Earnings (loss) per share				
Basic	$ 0.56	$ (0.05)	$ 1.70	$ 0.55
Diluted	0.56	(0.05)	1.69	0.55

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner, and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Design and Evaluation of Internal Control Over Financial Reporting

Report of Management

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

There has been no change in our internal control over financial reporting that occurred during our fiscal quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2009, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Columbia Sportswear Company
Portland, Oregon

We have audited the internal control over financial reporting of Columbia Sportswear Company and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Report of Management". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Company and our report dated March 12, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP
Portland, Oregon
March 12, 2010

Item 9B. ***OTHER INFORMATION***

None.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The sections of our 2010 Proxy Statement entitled "Election of Directors," "Corporate Governance—Corporate Governance Guidelines," "Corporate Governance—Code of Business Conduct and Ethics," "Corporate Governance—Board Committees," "Corporate Governance—Director Nomination Policy" and "Section 16(a) Beneficial Ownership Reporting Compliance" are incorporated herein by reference.

See Item 4A of this Annual Report on Form 10-K for information regarding our executive officers.

Item 11. *EXECUTIVE COMPENSATION*

The sections of our 2010 Proxy Statement entitled "Executive Compensation," "Corporate Governance—Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" are incorporated herein by reference.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The section of our 2010 Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

The following table provides information about compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance to employees or non-employees (such as directors and consultants), at December 31, 2009:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
1997 Stock Incentive Plan	2,046,693	$42.08	2,106,182
1999 Employee Stock Purchase Plan (3)	—	—	474,444
Equity compensation plans not approved by security holders	—	—	—
Total	2,046,693	$42.08	2,580,626

(1) The number of outstanding shares to be issued under the 1997 Stock Incentive Plan includes stock options and restricted stock units.

(2) The weighted-average exercise price excludes 286,520 shares issuable upon the vesting of outstanding restricted stock units, which have no exercise price.

(3) The 1999 Employee Stock Purchase Plan was suspended indefinitely effective July 1, 2005.

Item 13. *CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The sections of our 2010 Proxy Statement entitled "Corporate Governance—Certain Relationships and Related Transactions," "Corporate Governance—Related Transactions Approval Process," and "Corporate Governance—Corporate Governance Guidelines" are incorporated herein by reference.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The section of our 2010 Proxy Statement entitled "Ratification of Selection of Independent Registered Public Accounting Firm—Principal Accountant Fees and Services" is incorporated herein by reference.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULE*

(a)(1) and (a)(2) Financial Statements. The Financial Statements of Columbia and Supplementary Data filed as part of this Annual Report on Form 10-K are on pages 40 to 68 of this Annual Report.

(b) See Exhibit Index beginning on page 76 for a description of the documents that are filed as Exhibits to this Annual Report on Form 10-K or incorporated herein by reference.

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about Columbia or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other party or parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a means of allocating the risk to one of the parties if those statements prove to be inaccurate;
- may have been qualified by disclosures that were made to the other party or parties in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a manner that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or other date or dates that may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about Columbia may be found elsewhere in this Annual Report on Form 10-K and Columbia's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

Schedule II
Valuation and Qualifying Accounts
(in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (a)	Other (b)	Balance at End of Period
Year Ended December 31, 2009:					
Allowance for doubtful accounts	$ 9,542	$ 768	$(3,133)	$ 170	$ 7,347
Product warranty	9,746	5,133	(2,984)	217	12,112
Year Ended December 31, 2008:					
Allowance for doubtful accounts	$ 7,369	$3,473	$ (940)	$(360)	$ 9,542
Product warranty	10,862	2,718	(3,364)	(470)	9,746
Year Ended December 31, 2007:					
Allowance for doubtful accounts	$ 6,732	$ 950	$ (612)	$ 299	$ 7,369
Product warranty	11,162	2,269	(3,128)	559	10,862

(a) Charges to the accounts included in this column are for the purposes for which the reserves were created.

(b) Amounts included in this column primarily relate to foreign currency translation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLUMBIA SPORTSWEAR COMPANY

By: /s/ THOMAS B. CUSICK
Thomas B. Cusick
Senior Vice President, Chief Financial Officer and Treasurer

Date: March 12, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signatures	Title
/s/ TIMOTHY P. BOYLE **Timothy P. Boyle**	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ THOMAS B. CUSICK **Thomas B. Cusick**	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ GERTRUDE BOYLE **Gertrude Boyle**	Chairman of the Board of Directors
/s/ SARAH A. BANY **Sarah A. Bany**	Director
/s/ EDWARD S. GEORGE **Edward S. George**	Director
/s/ MURREY R. ALBERS **Murrey R. Albers**	Director
/s/ JOHN W. STANTON **John W. Stanton**	Director
/s/ WALTER T. KLENZ **Walter T. Klenz**	Director
/s/ STEPHEN E. BABSON **Stephen E. Babson**	Director
/s/ ANDY D. BRYANT **Andy D. Bryant**	Director

Date: March 12, 2010

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about Columbia or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other party or parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a means of allocating the risk to one of the parties if those statements prove to be inaccurate;
- may have been qualified by disclosures that were made to the other party or parties in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a manner that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or other date or dates that may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about Columbia may be found elsewhere in this Annual Report on Form 10-K and Columbia's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

Exhibit Index

3.1	Third Restated Articles of Incorporation (incorporated by reference to exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000) (File No. 000-23939)
3.2	Amendment to Third Restated Articles of Incorporation (incorporated by reference to exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002) (File No. 0-23939)
3.3	2000 Restated Bylaws (incorporated by reference to exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000) (File No. 000-23939)
4.1	See Article II of Exhibit 3.1, as amended by Exhibit 3.2, and Article I of Exhibit 3.3
+*10.1	Columbia Sportswear Company 1997 Stock Incentive Plan, as amended (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009) (File No. 000-23939)
+*10.2	Form of Nonstatutory Stock Option Agreement for stock options granted prior to July 20, 2006
+10.2(a)	Form of Executive Stock Option Agreement (incorporated by reference to exhibit 10.3 (a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000) (File No. 000-23939)
+10.2(b)	Form of Nonstatutory Stock Option Agreement for stock options granted on or after July 20, 2006 and before January 23, 2009 (incorporated by reference to exhibit 99.1 to the Company's Form 8-K filed on July 26, 2006)
+10.2(c)	Form of Restricted Stock Unit Award Agreement for awards granted prior to January 23, 2009 (incorporated by reference to exhibit 99.2 to the Company's Form 8-K filed on July 26, 2006)
+10.2(d)	Form of Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to exhibit 99.3 to the Company's Form 8-K filed on July 26, 2006)

Exhibit Index

+10.2(e)	Form of Performance-based Restricted Stock Unit Award Agreement for performance-based restricted stock units granted on or after February 24, 2009 (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009) (File No. 000-23939)
+10.2(f)	Form of Nonstatutory Stock Option Agreement for stock options granted on or after January 23, 2009 (incorporated by reference to exhibit 10.2 (e) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008) (File No. 000-23939)
+10.2(g)	Form of Restricted Stock Unit Award Agreement for awards granted on or after January 23, 2009 (incorporated by reference to exhibit 10.2 (f) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008) (File No. 000-23939)
+10.2(h)	Columbia Sportswear Company 401(k) Excess Plan (incorporated by reference to exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009) (File No. 000-23939)
10.3	Severance Agreement entered into as of April 3, 2009 by and between Mark J. Sandquist and Columbia Sportswear Company (incorporated by reference to exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009) (File No. 000-23939)
+10.4	Columbia Sportswear Company Change in Control Severance Plan (incorporated by reference to the Company's Form 8-K filed on January 29, 2009) (File No. 000-23939)
10.5	Credit Agreement between the Company and Wells Fargo Bank National Association dated December 16, 2004 (incorporated by reference to the Company's Form 8-K filed on December 20, 2004) (File No. 000-23939)
10.5(a)	First Amendment to Credit Agreement between the Company and Wells Fargo Bank National Association dated December 22, 2005 (incorporated by reference to the Company's Form 8-K filed on December 27, 2005) (File No. 000-23939)
10.5(b)	Second Amendment to Credit Agreement between the Company and Wells Fargo Bank National Association dated October 27, 2006 (incorporated by reference to the Company's Form 8-K filed on November 2, 2006) (File No. 000-23939)
10.5(c)	Third Amendment to Credit Agreement between the Company and Wells Fargo Bank National Association dated June 26, 2007 (incorporated by reference to the Company's Form 8-K filed on July 2, 2007) (File No. 000-23939)
10.5(d)	Fourth Amendment to Credit Agreement between the Company and Wells Fargo Bank National Association dated October 31, 2008 (incorporated by reference to the Company's Form 10-Q filed on November 6, 2008) (File No. 000-23939)
*10.6	Lease between BB&S Development Company and the Company, dated February 12, 1996
*10.7	Lease between B.A.R.K. Holdings, Inc. and Columbia Sportswear Canada Limited, dated January 3, 1994
10.8	Lease Amending Agreement between B.A.R.K. Holdings, Inc. and Columbia Sportswear Canada Limited, dated January 1, 2002 (incorporated by reference to exhibit 10.12 (a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001) (File No. 000-23939)
10.8(a)	Indemnity Agreement between Columbia Sportswear Company and B.A.R.K. Holdings, Inc., dated January 1, 2002 (incorporated by reference to exhibit 10.12 (b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001) (File No. 000-23939)
*10.9	Form of Indemnity Agreement for Directors

Exhibit Index

+10.10	1999 Employee Stock Purchase Plan, as amended (incorporated by reference to exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001) (File No. 000-23939)
+10.11	Executive Incentive Compensation Plan, as amended (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000) (File No. 000-23939)
+10.12	Form of Indemnity Agreement for Directors and Executive Officers (incorporated by reference to exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
+10.13	Severance Agreement entered into as of May 19, 2008, by and between Patrick D. Anderson and Columbia Sportswear Company (incorporated by reference to exhibit 10.1 to the Company's Current Report on Form 8-K filed May 23, 2008).
21.1	Subsidiaries of the Company
23.1	Consent of Deloitte & Touche LLP
31.1	Rule 13a-14(a) Certification of Timothy P. Boyle, President and Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Thomas B. Cusick, Vice President, Chief Financial Officer and Treasurer
32.1	Section 1350 Certification of Timothy P. Boyle, President and Chief Executive Officer
32.2	Section 1350 Certification of Thomas B. Cusick, Vice President, Chief Financial Officer and Treasurer

\+ Management Contract or Compensatory Plan

* Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 333-43199).



Columbia Sportswear Company®


RECEIVED
APR 07 2010
WASH, D.C.
200
SECTION

Portland, Oregon

April 5, 2010

Dear Shareholders:

You are cordially invited to attend our annual meeting of shareholders at 3:00 p.m. Pacific Time on Tuesday, May 25, 2010, at our headquarters located at 14375 NW Science Park Drive, Portland, Oregon 97229. Details of the business to be conducted at the annual meeting are provided in the attached Notice of Annual Meeting and Proxy Statement. At the annual meeting, we will also report on the Company's operations and respond to any questions you may have.

Your vote is very important. Whether or not you attend the annual meeting in person, it is important that your shares are represented and voted at the meeting.

- **If you are a shareholder of record:** please promptly complete, sign, date, and return the enclosed proxy card. You may also grant a proxy by telephone or via the Internet by following the instructions on the enclosed proxy card.
- **If you hold your shares in street name:** please vote your shares by following the instructions set forth in the Notice provided by your broker, bank, trust, or other holder of record. In most cases, you may be permitted to submit your voting instructions by mail, by telephone, or via the Internet.

If you attend the meeting, you will have the right to revoke your proxy and vote your shares in person. Please read "How You Can Vote" and "How You Can Revoke Your Proxy and/or Change Your Vote" in the Proxy Statement for further information.

Very truly yours,

Timothy P. Boyle
President and Chief Executive Officer

COLUMBIA SPORTSWEAR COMPANY

14375 NW Science Park Drive
Portland, Oregon 97229
(503) 985-4000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 25, 2010

Dear Shareholders:

Our annual meeting will be held at 3:00 p.m. Pacific Time on Tuesday, May 25, 2010, at 14375 NW Science Park Drive, Portland, Oregon 97229. The purpose of the meeting is:

1. To elect directors for the next year;
2. To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2010; and
3. To act upon any other matters that may properly come before the meeting.

Only shareholders of record at the close of business on March 22, 2010, are entitled to vote at the meeting. A list of shareholders will be available for inspection beginning March 26, 2010, at our corporate headquarters.

By Order of the Board of Directors



Peter J. Bragdon
Senior Vice President of Legal and Corporate Affairs,
General Counsel and Secretary

Portland, Oregon
April 5, 2010

TABLE OF CONTENTS

PROXY STATEMENT

COLUMBIA SPORTSWEAR COMPANY

PROXY STATEMENT

Annual Meeting of Shareholders

SUMMARY OF PROCEDURES

Proxy Statement Information. The Board of Directors of Columbia Sportswear Company, an Oregon corporation, is soliciting proxies to be used at the annual meeting of shareholders to be held at 3:00 p.m. Pacific Time on Tuesday, May 25, 2010, at the Company's headquarters, located at 14375 NW Science Park Drive, Portland, Oregon 97229, for the purposes set forth in the accompanying Notice of Annual Meeting. This Proxy Statement, our 2009 Annual Report to Shareholders, and our form of proxy will be provided to shareholders on or about April 5, 2010. The expense of soliciting proxies, including the cost of preparing, assembling, and mailing the Notice, Proxy Statement, 2009 Annual Report to Shareholders, and form of proxy, will be borne by the Company. We will ask fiduciaries, custodians, brokerage houses and similar parties to forward copies of proxy materials to beneficial owners of the Company's stock, and we will reimburse these parties for their reasonable and customary charges for distribution expenses. Proxies will be solicited by use of the mail and the internet, and our directors, officers and employees may also solicit proxies by telephone, facsimile, and personal contact. No additional compensation will be paid for these services.

Electronic Delivery of Proxy Materials. In accordance with Securities and Exchange Commission rules, the Company's proxy materials are available to all shareholders on the Internet. Instead of receiving paper copies of the Notice, Annual Report to Shareholders, Proxy Statement and/or form of proxy in the mail, you may access these communications electronically via the Internet. If you received any proxy materials in the mail this year and would like to receive the materials electronically next year, please write to us at Columbia Sportswear Company, Attention: Investor Relations, 14375 NW Science Park Drive, Portland, Oregon 97229. Once you provide your consent to receive electronic delivery of proxy materials via the Internet, your consent will remain in effect until you revoke it.

Householding of Proxy Materials. The Securities and Exchange Commission has adopted rules that permit companies and intermediaries to satisfy the delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those shareholders. This process, which is commonly referred to as "householding," may be more convenient for shareholders and less expensive for companies. A number of brokers with accountholders who are company shareholders will be householding our Notice or proxy materials. If you have received notice from the company or your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If you wish to receive a separate set of our proxy materials now or in the future, we will promptly deliver a separate copy of these materials to you upon written or oral request made to us at Columbia Sportswear Company, Attention: Investor Relations, 14375 NW Science Park Drive, Portland, Oregon 97229. You may also contact Investor Relations at (503) 985-4000. If at any time you no longer wish to participate in householding, please notify your broker or write to us at the address listed above. If you currently receive multiple copies of the proxy materials and would like to request householding, please contact your broker.

Who Can Vote. Only shareholders of record at the close of business on March 22, 2010 (the "record date") are entitled to notice of and to vote at the annual meeting or any adjournments of the annual meeting. At the close of business on March 22, 2010, 33,737,144 shares of our Common Stock, the only authorized voting security of the Company, were issued and outstanding. Because holders of Common Stock are entitled to one vote per share, a total of 33,737,144 votes are entitled to be cast at the annual meeting.

How You Can Vote. Shareholders may vote in person at our annual meeting or by proxy. To vote by proxy:

- **If you are a shareholder of record:** please promptly complete, sign, date, and return the enclosed proxy card. You may also grant a proxy by telephone or via the Internet by following the instructions on the enclosed proxy card.
- **If you hold your shares in street name:** please vote your shares by following the instructions set forth in the Notice provided by your broker, bank, trust, or other holder of record. In most cases, you may be permitted to submit your voting instructions by mail, by telephone, or via the Internet.

All shares for which a proxy has been properly granted and not revoked will be voted at the annual meeting in accordance with your instructions. If you grant a proxy but do not give voting instructions, the shares represented by your proxy will be voted as recommended by the Board of Directors.

How You Can Revoke Your Proxy and/or Change Your Vote. You can revoke your proxy at any time before it is voted at the annual meeting by:

- Submitting to the Secretary a written notice of revocation bearing a later date than the date of your proxy;
- Submitting to the Secretary a later-dated proxy relating to the same shares; or
- Attending the annual meeting and voting in person. If your shares are held in the name of a broker, bank, trust, or other nominee, you must obtain a proxy, executed in your favor, from the nominee to be able to vote at the meeting.

Any written notice revoking a proxy should be sent to Columbia Sportswear Company, Attention: Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, 14375 NW Science Park Drive, Portland, Oregon 97229, or hand-delivered to the Secretary at or before the vote at the annual meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 22, 2010, regarding the beneficial ownership of shares of our Common Stock by (i) each person known by us to own beneficially more than 5% of our Common Stock, (ii) each of our directors and director nominees, (iii) each executive officer named in the 2009 Summary Compensation Table (each, a "named executive officer"), and (iv) all of our executive officers and directors as a group. The address for each of our executive officers and directors is 14375 NW Science Park Drive, Portland, Oregon 97229. Except as otherwise noted, the persons listed below have sole investment and voting power with respect to the shares owned by them.

Name	Shares Beneficially Owned	Percentage of Shares(1)
Timothy P. Boyle	14,968,818(2)	44.36
Gertrude Boyle	5,310,707	15.74
Sarah A. Bany	1,689,313(3)	4.99
John W. Stanton	339,006(4)	1.00
Bryan L. Timm	124,140(5)	*
Edward S. George	54,942(6)	*
Michael W. McCormick	49,524(7)	*
Walter T. Klenz	48,800(8)	*
Murrey R. Albers	47,596(9)	*
Stephen E. Babson	42,136(10)	*
Thomas B. Cusick	28,782(11)	*
Andy D. Bryant	24,985(12)	*
All executive officers and directors as a group (14 persons)	22,809,109(13)	66.59

* Less than 1%

(1) Shares that the person or group has the right to acquire within 60 days after March 22, 2010 are deemed to be outstanding in calculating the percentage ownership of the person or group but are not deemed to be outstanding as to any other person or group.

(2) Includes 365,463 shares held in trust, for which Mr. Boyle's wife is trustee, for the benefit of Mr. Boyle's children, and 417 shares held in trust for Mr. Boyle's wife, for which she is trustee. Also includes 2,572,693 shares held in eight grantor retained annuity trusts for which Mr. Boyle is trustee and income beneficiary. Does not include (i) 137 shares held by Mr. Boyle's son and (ii) 22,000 shares held by Mr. Boyle's son and 23,575 shares held by Mr. Boyle's daughter, the purchases of which were financed with a loan from Mr. Boyle. The ownership of shares held by Mr. Boyle's son and daughter are not attributable to Mr. Boyle, and Mr. Boyle disclaims beneficial ownership of these shares.

(3) Includes (a) 312,637 shares held in two grantor retained annuity trusts for which Ms. Bany is trustee and income beneficiary, (b) 50,346 shares subject to options exercisable within 60 days after March 22, 2010, and (c) 2,263 shares subject to restricted stock units ("RSUs") that vest within 60 days after March 22, 2010. Includes 424,331 shares held by DSRA, LLC. Also includes 10,883 shares held by the Marie Lamfrom Charitable Foundation, for which Ms. Bany is a trustee. Ms. Bany disclaims beneficial ownership of these shares.

(4) Includes 25,000 shares held by the Aven Foundation, for which Mr. Stanton is a trustee. Mr. Stanton disclaims beneficial ownership of these shares. Also includes 29,324 shares subject to options exercisable within 60 days after March 22, 2010, and 2,263 shares subject to RSUs that vest within 60 days after March 22, 2010.

(5) Includes 116,298 shares subject to options exercisable within 60 days after March 22, 2010. Amount does not include 580 shares earned under the individual performance component of the equity-based incentive compensation plan, but not yet vested. These shares vest on December 31, 2010.

(6) Includes 7,800 shares held by George Family Investment L.P. and 6,400 shares held by The George Family Trust, for which Mr. George is a trustee. Mr. George disclaims beneficial ownership of these shares. Also includes 36,543 shares subject to options exercisable within 60 days after March 22, 2010, and 1,257 shares subject to RSUs that vest within 60 days after March 22, 2010.

(7) Includes 35,889 shares subject to options exercisable within 60 days after March 22, 2010. Amount does not include 520 shares earned under the individual performance component of the equity-based incentive compensation plan, but not yet vested. These shares vest on December 31, 2010.

(8) Includes 42,092 shares subject to options exercisable within 60 days after March 22, 2010, and 1,257 shares subject to RSUs that vest within 60 days after March 22, 2010.

(9) Includes 37,386 shares subject to options exercisable within 60 days after March 22, 2010, and 1,257 shares subject to RSUs that vest within 60 days after March 22, 2010.

(10) Includes (a) 750 shares held by Babson Capital Partners, LP, for which Mr. Babson is general partner, (b) 1,500 shares held by the Jean McCall Babson Trust, for which Mr. Babson is trustee and whose beneficiaries include members of Mr. Babson's family, (c) 33,288 shares subject to options exercisable within 60 days after March 22, 2010, and (d) 1,257 shares subject to RSUs that vest within 60 days after March 22, 2010.

(11) Includes 26,076 shares subject to options exercisable within 60 days after March 22, 2010.

(12) Includes 17,348 shares subject to options exercisable within 60 days after March 22, 2010, and 2,263 shares subject to RSUs that vest within 60 days after March 22, 2010.

(13) Includes 501,958 shares subject to options exercisable within 60 days after March 22, 2010, and 11,817 shares subject to RSUs that vest within 60 days after March 22, 2010.

CORPORATE GOVERNANCE

Board Involvement in Risk Oversight. Columbia's management is responsible for identifying, assessing and managing the material risks facing Columbia. The Board of Directors generally oversees Columbia's risk management practices and processes. The Board has delegated primary oversight of the management of (i) financial and accounting risks to the Audit Committee, (ii) compensation risk to the Compensation Committee and (iii) governance and compliance risk to the Nominating and Corporate Governance Committee. Each of these committees routinely reports to the Board on the management of these specific risk areas. To permit the Board and its committees to perform their respective risk oversight roles, individual members of management who supervise Columbia's risk management report directly to the Board or the relevant committee of the Board responsible for overseeing the management of specific risks, as applicable. For this purpose, management has a high degree of access and communication with independent directors. Because a majority of the Board consists of independent directors and each committee of the Board consists solely of independent directors, Columbia's risk oversight structure conforms to the Board's leadership structure discussed below and Columbia's belief that having a strong, independent group of directors is important for good governance.

The Board of Directors also oversees and participates in a process of risk assessment within Columbia that is designed to identify the most salient enterprise risks facing Columbia's business and to evaluate how the company's corporate strategies align to manage those risks. Annually, each independent director participates in interviews and provides his judgment and assessment of the relative likelihood and magnitude of risks identified. The overall assessment also includes participation from company executives and a broad selection of managers. The results of the annual assessment are reviewed with and discussed by the entire Board. The Board believes that the process serves to identify material risks in a timely manner and to promote, when necessary, appropriate actions to address the management of the risks. For example, in recent years Columbia's corporate strategic planning efforts have been enhanced in direct response to the overall assessment results.

Finally, the Board oversees organizational structure, policies and procedures at Columbia, such as the Code of Business Conduct and Ethics, to promote ethical conduct and compliance with law. For example, Columbia maintains a hotline for employees to report violations of the Code and the chair of the Audit Committee and the chair of the Nominating and Corporate Governance Committee receive copies of all hotline alerts.

Corporate Governance Guidelines. Columbia's Board of Directors has adopted Corporate Governance Guidelines that address:

- Director qualifications;
- Director independence;
- Director responsibilities;
- Board Committees;
- Director access to officers, employees and others;
- Director compensation;
- Director orientation and continuing education;
- Chief Executive Officer evaluation and management succession;
- Annual board and committee performance evaluations; and
- Review of and access to the Corporate Governance Guidelines.

A copy of our Corporate Governance Guidelines is available on our website at www.columbia.com.

Independence. The Board of Directors has adopted a Nominating and Corporate Governance Committee Charter that is available for review on our website at www.columbia.com. Under our Nominating and Corporate Governance Committee Charter, which adopts the standards for "independence" under the applicable NASDAQ listing rules and the Securities and Exchange Commission rules, a majority of the members of the Board of Directors must be independent, as determined by the Board of Directors. The Board of Directors has determined that Messrs. Albers, Babson, Bryant, George, Klenz and Stanton are independent and, accordingly, a majority of our Board of Directors is independent. In addition, all members of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are independent. There are no undisclosed transactions, relationships, or arrangements that were considered by the Board of Directors in connection with the determination of whether any particular director is independent.

Code of Business Conduct and Ethics. Columbia has adopted a Code of Business Conduct and Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, and all other company directors and officers. A copy of our Code of Business Conduct and Ethics is available on our website at www.columbia.com.

Communications with the Board. Any shareholder may communicate with the Board of Directors, individually or as a group, by writing to the member or members of the Board of Directors, c/o Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, Columbia Sportswear Company, 14375 NW Science Park Drive, Portland, Oregon 97229. Communications should be sent by overnight or certified mail, return receipt requested. All communications will be compiled by the Secretary and submitted to the individual director or directors to whom the communications are addressed. Communications with the Board of Directors regarding recommendations of individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors must be made in accordance with the Director Nomination Policy described below.

Board Leadership. Under our Board structure, leadership is provided primarily by the persons in the following positions, each of whom performs separate roles:

- Chairman of the Board;
- President and Chief Executive Officer; and
- Chair of the Nominating and Corporate Governance Committee.

Gertrude Boyle is Chairman of the Board and Timothy P. Boyle is our President and Chief Executive Officer. Most of the functions typically performed by a chairman, such as convening and presiding over meetings of the Board, are performed by our President and Chief Executive Officer rather than our Chairman. As Chairman, Mrs. Boyle is recognized as a leader, keeper of institutional knowledge and significant stakeholder of Columbia. As President and Chief Executive Officer, Mr. Boyle is primarily responsible for Columbia's general operations and implementing its business strategy, and presides over Board meetings. Mr. Boyle is also Columbia's largest shareholder. For these reasons, the Board believes that, at this time, Columbia and its shareholders are best served by also having the President and Chief Executive Officer convene, establish agenda items for, and preside over meetings of the Board.

Columbia believes that having a strong, independent group of directors is important for good governance, and the Board has been, and continues to be, a strong proponent of Board independence. Consequently, Columbia's corporate governance structures and practices include several additional independent oversight mechanisms. For example,

- six of the Board's nine members, and each of the members of the Board's Audit, Compensation and Nominating and Corporate Governance Committees, are independent directors under applicable NASDAQ listing rules;
- each director is free to suggest the inclusion of items for the Board's agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting; and
- the charters of each of the Board's standing committees provide that each of these committees may seek legal, accounting or other expert advice from sources independent of Columbia's management.

Moreover, the Board believes Columbia's corporate governance practices ensure that strong and independent directors will continue to effectively oversee Columbia's management and key issues related to long-range business plans, strategy and risks, and integrity. Pursuant to these governance practices, the Chairman of the Nominating and Corporate Governance Committee, in addition to his role as chairman of that committee:

- convenes and presides over meetings of the independent directors in executive session;
- convenes and presides over an annual off-site meeting of the independent directors; and
- is available for consultation and direct communication from shareholders, if requested.

In performing the duties described above, the Chairman of the Nominating and Corporate Governance Committee consults with the chairs of the appropriate Board committees and solicits their participation.

Board Meetings. The Board of Directors met eight times in 2009. Four executive sessions of the Board of Directors were held in 2009. Each director attended at least 75% of the total number of meetings of the Board of Directors and of any committee on which he or she served in 2009. We do not maintain a formal policy regarding director attendance at annual shareholder meetings; however, we encourage directors to attend the annual meeting of shareholders. All but two of our directors attended our 2009 annual meeting of shareholders.

Board Committees. The Board of Directors has designated three standing committees. The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee each operate under a written charter that is available for review on our website at www.columbia.com. The current membership of each committee and its principal functions, as well as the number of times it met during fiscal year 2009, is described below.

Audit Committee. The Audit Committee is composed of Messrs. George, Bryant and Stanton. The Board of Directors has determined that each member of the Audit Committee meets all applicable independence and financial literacy requirements. The Board has also determined that Mr. George is an "audit committee financial expert" as defined in regulations adopted by the Securities and Exchange Commission. A description of the functions performed by the Audit Committee and Audit Committee activity is set forth below in "Report of the Audit Committee." The Audit Committee met five times in 2009. Mr. George chairs the Audit Committee.

Compensation Committee. The Compensation Committee is composed of Messrs. Albers, Babson and Klenz. The Compensation Committee determines compensation for the Company's executive officers and administers the Company's 1997 Stock Incentive Plan, the 1999 Employee Stock Purchase Plan and the Executive Incentive Compensation Plan. The Compensation Committee's processes and procedures for determining compensation for the Company's executive officers and directors are described below in "Compensation Discussion and Analysis." The Compensation Committee met seven times in 2009. Mr. Albers chairs the Compensation Committee.

The Compensation Committee retained PricewaterhouseCoopers LLP as its outside compensation consultant for 2009. The Committee chose PricewaterhouseCoopers primarily because of the competence, knowledge, background and reputation of the representative who advises the Committee. The consultant reports directly to the Committee. Based on direction from the Committee, PricewaterhouseCoopers provides the Committee with:

- information about market trends in executive officer compensation;
- general information on compensation practices at other companies;
- specific data on the compensation paid to executive officers at peer companies; and
- analyses of performance measures used in incentive programs.

PricewaterhouseCoopers also:

- assists the Committee in its evaluation of executive pay, practices and programs; and
- advises the Committee on ad hoc issues related to broad-based compensation plans and international compensation issues.

PricewaterhouseCoopers reports on executive officer compensation matters and presents findings directly to the Compensation Committee, but does not provide recommendations on compensation decisions for individual executive officers. From time to time our Vice President of Global Human Resources provides information and feedback to PricewaterhouseCoopers on various compensation matters. Moreover, PricewaterhouseCoopers provides our Vice President of Global Human Resources and our President and CEO with copies of the information provided to the Committee.

In 2009, management separately engaged PricewaterhouseCoopers to perform tax consulting services. Tax consulting arrangements are requested and approved by management separately from any work that is requested by the Compensation Committee. The PricewaterhouseCoopers representative who provides services to the Committee did not participate in these tax consulting services. Also in 2009, the company subscribed to PricewaterhouseCoopers' update service regarding regulatory developments in the European Union. The following is a summary of the approximate fees incurred by Columbia to PricewaterhouseCoopers in 2009 for all services, as categorized below:

	2009
Executive and Director Compensation Consulting Fees(1)	$129,700
Other Fees(2)	375,393
Total	$505,093

(1) Fees for services requested and approved by the Compensation Committee and billed to Columbia by PricewaterhouseCoopers LLP in 2009 consisted of (i) executive benchmarking and executive hiring packages; (ii) director compensation benchmarking and analysis; (iii) executive compensation trend analyses; (iv) equity plan design and analysis; and (v) attendance at Compensation Committee meetings.

(2) Other fees for services requested and approved by management consisted of domestic and international tax consulting and transaction analyses and a regulatory update service.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is composed of Messrs. Babson, Albers, Bryant, George, Klenz and Stanton. The Nominating and Corporate Governance Committee develops and recommends corporate governance guidelines and standards for business conduct and ethics, identifies individuals qualified to become Board members, and makes recommendations regarding nominations for director. The Nominating and Corporate Governance Committee will consider individuals recommended by shareholders for nomination as director in accordance with the procedures described under "Director Nomination Policy" below. The Nominating and Corporate Governance Committee also oversees the annual self-evaluations of the Board and its committees and makes recommendations concerning the size, structure, composition and membership of the Board of Directors and its committees. The Nominating and Corporate Governance Committee met three times in 2009. Mr. Babson chairs the Nominating and Corporate Governance Committee.

Director Nomination Policy. Shareholders may recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors by submitting a written recommendation to the Nominating and Corporate Governance Committee, c/o Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, Columbia Sportswear Company, 14375 NW Science Park Drive, Portland, Oregon 97229. Communications should be sent by overnight or certified mail, return receipt requested. Submissions must include sufficient biographical information concerning the recommended individual, including age, five-year employment history with employer names and a description of the employer's business, whether the individual can read and understand financial statements, and board memberships, if any, for the Nominating and Corporate Governance Committee to consider. The submission must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders. Recommendations received by December 31, 2010 will be considered for nomination at the 2011 Annual Meeting of Shareholders. Recommendations received after December 31, 2010 will be considered for nomination at the 2012 Annual Meeting of Shareholders. In addition to shareholder recommendations, the Nominating and Corporate Governance Committee may identify potential director nominees through referrals by directors, officers, employees, and third parties, referrals by search firms, and internal research and recruitment activities.

Director Selection and Qualifications. Following the identification of director candidates, the Nominating and Corporate Governance Committee meets to discuss and consider each candidate's qualifications and determines by majority vote the candidates who the Nominating and Corporate Governance Committee believes will best serve the company. In evaluating director candidates, the Nominating and Corporate Governance Committee considers a variety of factors, including the composition of the Board as a whole, the characteristics of each candidate, and the performance and continued tenure of incumbent Board members. The Committee considers these factors to evaluate potential candidates regardless of the source of the recommendation. The Committee believes that director candidates should possess high ethical character, business experience with high accomplishment in his or her respective field, the ability to read and understand financial statements, relevant expertise and experience, and the ability to exercise sound business judgment. Candidates must also be over 21 years of age. In addition, the Committee believes at least one member of the Board should meet the criteria for an "audit committee financial expert" as defined by the Securities and Exchange Commission rules, and that a majority of the members of the Board should meet the definition of "independent director" under the applicable NASDAQ listing requirements and Securities and Exchange Commission rules. The Committee also believes key members of our management should participate as members of the Board.

As described above, our Board believes that maintaining a strong, independent group of directors that comprise a majority of our Board is important for good governance, and six of our nine directors qualify as independent. The Board believes that all of our independent directors (i) are financially literate and (ii) possess the other qualities described in our Corporate Governance Guidelines, including integrity and moral responsibility, the capacity to evaluate strategy and reach sound conclusions and the willingness and ability to devote the time required to fulfill the duties of a director. In addition, the Board places high value on the ability of individual directors to contribute to a constructive Board environment.

The Board believes that our current directors, as a whole, provide the diversity of experience and skills necessary for a well-functioning board. All of our independent directors have substantial senior executive-level experience. Each of Mrs. Boyle, Mr. Boyle and Ms. Bany are significant shareholders of Columbia, and as such their interests are aligned with other shareholders for building long-term shareholder value. For a more complete description of individual backgrounds, professional experiences, qualifications and skills, see the director profiles set forth under "Election of Directors" below.

Board Diversity. Columbia's Corporate Governance Guidelines establish that the Nominating and Corporate Governance Committee of the Board is responsible for reviewing annually with the Board the desired skills and characteristics of new Board members and the composition of the Board as a whole. In assessing the appropriate composition of the Board, the Nominating and Corporate Governance Committee considers factors set forth in the Corporate Governance Guidelines, including diversity. Although the Board does not maintain a specific policy with respect to Board diversity, the Board believes that the Board should be a diverse body, and the Nominating and Corporate Governance Committee considers a broad range of background and experience in its assessment. The Nominating and Corporate Governance Committee considers these and other factors as it oversees the annual Board and committee assessments.

Compensation Committee Interlocks and Insider Participation. No member of our Compensation Committee is a past or present officer or employee of ours or any of our subsidiaries, nor has any member of our Compensation Committee had any relationship requiring disclosure under Item 404 of Regulation S-K under the

Securities Exchange Act of 1934. Likewise, none of our executive officers has served on the board of directors or compensation committee (or other committee serving an equivalent function) of any other entity, where one of the other entity's executive officers served on our Board of Directors or Compensation Committee.

Certain Relationships and Related Transactions. Joseph P. Boyle, son of Timothy P. Boyle and grandson of Gertrude Boyle, is employed by the Company as a merchandiser. Joseph P. Boyle receives an annual salary of $104,500 and is eligible to receive bonus, equity and employment benefits available to other employees in comparable positions. The Nominating and Corporate Governance Committee reviewed and ratified this arrangement.

B2 Flight LLC, a limited liability company wholly owned by Timothy P. Boyle and his wife, leases its aircraft to Columbia for business use upon request and on a per use basis at prices comparable to commercial airfare for each business traveler. Columbia directly employs pilots and a mechanic for flight crew services and pays all related costs. Such costs are billed to and reimbursed by B2 Flight LLC, net of a portion allocable to Columbia's business use of the aircraft. In 2009, Columbia paid B2 Flight LLC $88,889 for use of the aircraft. Columbia also incurred $93,105 for related flight crew services (net of $379,553 reimbursed by B2 Flight LLC). We believe that these transactions were on terms at least as fair to Columbia as those that would have been available in arm's-length negotiated transactions.

Related Transactions Approval Process. Our Nominating and Corporate Governance Committee generally approves in advance any transactions with an officer, director, 5% or greater shareholder, or any immediate family member of an officer, director, or 5% or greater shareholder ("related person") pursuant to our related person transaction approval policy. A "related person transaction" is any actual or proposed transaction or series of transactions amounting to more than $120,000 in which the Company was or is to be a participant, and in which a related person had or will have a direct or indirect material interest. Our policy requires that the Committee review the material facts of any transaction that could potentially qualify as a "related person transaction" and either approve or disapprove of our entry into the transaction. If advance Committee approval is not feasible, the related person transaction is considered, and if the Committee determines it to be appropriate, ratified at the Committee's next regularly scheduled meeting. In determining whether to approve or ratify a transaction, the Committee takes into account, among other factors it deems to be appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated person in the same or similar circumstances and the extent of the related person's direct or indirect interest in the transaction. If a related person transaction is ongoing, the Committee may establish guidelines for management to follow in its ongoing dealings with the related person. Thereafter, the Committee reviews and assesses ongoing relationships with the related person annually to confirm they are in compliance with the Committee's guidelines and are appropriate.

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors, and persons who own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors, and beneficial owners of more than 10% of our Common Stock are required to furnish to us copies of all section 16(a) reports they file. Based solely on a review of reports that we received and on written representations from reporting persons regarding compliance, we believe that all section 16(a) transactions were reported on a timely basis in 2009.

AUDIT COMMITTEE REPORT

Management is responsible for the preparation, presentation and integrity of the company's financial statements and for maintaining appropriate financial reporting controls and procedures designed to reasonably ensure such integrity. As described more fully in its charter, the Audit Committee's role is to assist the Board in its governance, guidance, and oversight regarding the financial information provided by the company to the public or governmental bodies, the company's systems of internal controls, and the company's auditing, accounting, and financial reporting processes in general. A copy of the Audit Committee's charter, which is reviewed and reassessed by the Audit Committee on an annual basis, is available at www.columbia.com.

Deloitte & Touche LLP, the company's independent registered public accounting firm, is responsible for performing an independent audit of the company's consolidated financial statements in accordance with generally accepted auditing standards and expressing an opinion on the effectiveness of the company's internal control over financial reporting. The Audit Committee oversees the relationship between the company and its independent registered public accounting firm, including appointment of the independent registered public accounting firm, reviewing and pre-approving the scope of services and related fees to be paid to the independent registered public accounting firm, and assessing the independent registered public accounting firm's independence. The Audit Committee regularly meets with management and the company's independent registered public accounting firm to discuss, among other things, the preparation of the financial statements, including key accounting and reporting issues.

The Audit Committee has:

- reviewed and discussed with management and Deloitte & Touche LLP the audited financial statements and audit of internal control over financial reporting;
- discussed with Deloitte & Touche LLP the matters required to be discussed under the standards of the Public Company Accounting Oversight Board (Communication with Audit Committees);
- received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence and discussed with Deloitte & Touche LLP the independent registered public accounting firm's independence from the company and its management; and
- reviewed and approved the fees paid to Deloitte & Touche LLP for audit and non-audit services, and discussed whether Deloitte & Touche LLP's provision of non-audit services was compatible with maintaining its independence.

In considering the nature of the non-audit services provided by Deloitte & Touche LLP, the Audit Committee determined that these services are compatible with the provision of independent audit services.

Based on the Audit Committee's review and the meetings, discussions and reports described above, and subject to the limitations of the Audit Committee's role and responsibilities referred to above and in the Audit Committee charter, the Audit Committee recommended to the Board that the company's audited consolidated financial statements for the year ended December 31, 2009 be included in the company's Annual Report on Form 10-K.

Members of the Audit Committee:

Edward S. George—Chairman
Andy D. Bryant
John W. Stanton

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on its review and the discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the company's Annual Report on Form 10-K and this Proxy Statement.

Members of the Compensation Committee:

Murrey R. Albers—Chairman
Stephen E. Babson
Walter T. Klenz

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, discusses our compensation program for our Chief Executive Officer, or CEO, our Chief Financial Officer, or CFO, and our three other most highly compensated officers in 2009, whom we collectively refer to as our named executive officers. Our named executive officers are:

- Timothy P. Boyle, President and CEO;
- Gertrude Boyle, Chairman of our Board of Directors;
- Bryan L. Timm, Executive Vice President and Chief Operating Officer, or COO;
- Michael W. McCormick, Executive Vice President of Global Sales and Marketing; and
- Thomas B. Cusick, Senior Vice President, CFO and Treasurer.

In this CD&A, the terms "we," "us," "our" and "the company" refer to Columbia Sportswear Company and not to the Compensation Committee. The compensation programs for our named executive officers also generally apply to our other executive officers, and references in this CD&A to executive officers generally include the named executive officers and the other executive officers.

In this CD&A, we describe our overall compensation philosophy, objectives and practices. Our compensation philosophy and objectives generally apply to all of our employees, and most of our key employees are eligible to participate in the three main components of our compensation program: base salary, annual cash bonus, and long-term incentives. The relative value of each of these components of our compensation program varies from year to year and for each individual employee, depending on our financial and stock price performance and the employee's role and responsibilities.

Our compensation program is designed:

- to align executive officer and shareholder financial interests;
- to encourage prudent risk taking of our executive officers in order to achieve long-term shareholder objectives;
- to enable us to attract, retain and motivate key, highly talented executive officers; and
- to consider competitive compensation practices and other relevant factors without establishing compensation targets at specific benchmark percentiles.

Highlights of our compensation program include the following:

- we employ our executive officers "at will" and we have no employment or similar agreements with any of our named executive officers, other than a change in control and severance plan approved by the Board of Directors in 2009, in which our Chairman and our President and CEO are not eligible to participate;
- our executive officers realize a significant portion of their compensation only when we achieve annual and long-term business goals and when our stock price increases;
- we engage in extensive processes that require Compensation Committee review and approval of compensation program design and practices, advice of PricewaterhouseCoopers LLP, an independent compensation consultant engaged by the Committee for 2009, and comprehensive discussions between the Committee and our President and CEO regarding our President and CEO's performance and the performance of our other executive officers; and
- we have established appropriate written policies and practices regarding the timing and pricing of stock option grants.

Risk and Compensation

We believe our compensation programs for executive officers appropriately encourage prudent risk taking to achieve long-term shareholder value. A variety of principles and practices contribute to the alignment of our executive compensation programs with our overall risk profile, including:

Principle	*Practice*
Governance	• all Compensation Committee members are independent, non-employee Board members
Program Design	• programs are designed to provide motivation across our strategic objectives, short and long-term financial performance, and growth in shareholder value, while also promoting the attraction and retention of executive talent • programs balance strategic, financial and shareholder metrics • programs balance between short and long-term performance and cash and equity compensation • the vesting periods applied to long-term incentives provide long-term alignment with shareholders • maximum amounts payable are established under performance-based incentive programs
Program Implementation and Management	• both strategic and financial metrics are established at the beginning of a performance period and evaluated at the end of a performance period by the Compensation Committee • all elements of executive compensation are reviewed annually by the Compensation Committee, with the assistance of its compensation consultant • base salaries and annual adjustments are based on market practices • annual incentive payouts have varied over time commensurate with business and individual executive performance • long-term incentives have varied over time based on both the company's financial performance and stock price performance • processes are consistent with those established by the Compensation Committee and are monitored by the company's human resources, finance and legal functions

Compensation objectives

Leadership and motivation of our executive officers are critical to our long-term success. We believe our executive officer compensation program enables us to attract, retain and motivate key high-quality executive officers who have significant responsibilities for our long-term success. Our executive officer compensation program also seeks to align these officers' compensation with our short- and long-term operating and stock market performance.

The market for high-quality executive officers in our industry remains competitive. As with any company, part of attracting and keeping the executive officers we want involves offering total compensation packages that are competitive with those offered by other companies. Our challenge is to offer a compensation program that is competitive and at the same time reinforces our core values of product quality, performance and execution in support of our corporate strategies and operating plans.

Compensation program design

Our compensation program is designed to reward our executive officers when they achieve our targeted annual performance goals, increase shareholder value and maintain long-term careers with us. Accordingly, we:

- provide total compensation that is competitive with other companies in our industry;
- link bonuses to corporate and individual performance; and
- align management interests with shareholder interests by tying executive officer compensation in part to long-term shareholder returns.

In our view, a competitive pay package in our industry includes a salary that provides for a minimum level of compensation for an executive officer, a meaningful bonus tied to achievement of both corporate and individual objectives, equity incentives that offer significant rewards if the market price of our common stock increases in the future, and benefits consistent with what is offered by similar companies. The total compensation package for our executive officers is substantially weighted toward incentive compensation tied to corporate and individual performance and equity incentives. Therefore, when targeted performance levels are not achieved and/or our stock price decreases, executive officer compensation is substantially reduced. When targeted performance levels are exceeded and our stock price increases, executive officer compensation is substantially increased.

Components of compensation

We have a relatively simple compensation program. For 2009, our compensation program for named executive officers included the following three main components:

- base salary;
- annual, short-term incentive compensation; and
- long-term, equity-based incentive compensation consisting of stock options and performance-based and time-based restricted stock units ("RSUs").

These three components constitute what we refer to as "total direct compensation" with respect to each named executive officer. We also provide compensation in the form of various other employee benefits and perquisites. Each of these elements helps us achieve the objectives of our compensation program, and we believe that, together, they have been and will continue to be effective in achieving our overall objectives.

Base salary

We provide an annual base salary to each named executive officer based in large part on job responsibility, experience level, individual performance, and the amount and nature of the other compensation paid to the named executive officer.

Short-term incentive compensation

We have established an Executive Incentive Compensation Plan for executive officers that provides for the payment of annual bonuses to motivate and reward achievement of corporate and personal objectives. The Executive Incentive Compensation Plan pursuant to which we grant non-equity incentive plan awards is designed to satisfy the requirements of Section 162(m) of the Internal Revenue Code for qualified performance-based compensation. The Compensation Committee generally determines the structure of the overall short-term incentive program at the beginning of the year. In setting the structure and the amount of the overall bonus target, the Committee considers the company's strategic goals and plan, its operational and financial budget, and other factors, all of which are designed to improve shareholder value. The maximum bonus payable to any executive officer under the plan for a calendar year is $2 million.

We may or may not award an annual cash bonus under the Executive Incentive Compensation Plan, and any amount awarded varies according to the achievement of company and individual performance objectives.

We may also award discretionary bonuses. Any discretionary bonuses are made outside of the Executive Incentive Compensation Plan. The Compensation Committee elected to award discretionary bonuses to certain named executive officers as an additional component of our 2009 compensation program, which is further described under "Analysis of 2009 named executive officer compensation—Short-term incentive compensation," below. We did not grant discretionary bonuses to either our Chairman or our President and CEO.

Equity-based incentives

Equity-based incentives represent a direct link between executive officer compensation and shareholder returns. In light of this, we believe that offering equity incentives to our executive officers that become more valuable if the market price of our Common Stock increases provides an appropriate additional incentive to the executive officers to work toward this goal. Our equity awards to named executive officers, excluding our Chairman and our President and CEO, take the form of stock options and both performance-based and time-based RSUs. Because our Chairman and our President and CEO each hold substantial amounts of our outstanding Common Stock, to date we have not granted any equity-based incentives to these executive officers.

Stock options are a primary component of our long-term incentive compensation awards. Stock options offer the possibility of large gains if our stock appreciates significantly, but no value and little incentive if our stock price drops. Stock options granted under our stock option plan have exercise prices not less than 100% of the closing market price of our Common Stock on the date of the option grant. RSUs, both time-based and performance-based, offer similar incentives to stock options since they reward increases in the market price of our Common Stock, and in that way tie the interests of executive officers to our shareholders' interests. Unlike stock options, however, these awards can provide retention value even if our stock price does not increase, and also subject executive officers to the same downside risk experienced by shareholders. Further, because of the perceived value of RSUs, we have been able to offer somewhat reduced total grant values than we previously offered solely in the form of stock options. This has reduced the shareholder dilution associated with our equity incentive programs. Finally, we believe that RSUs and restricted stock are being used increasingly by other companies as the primary equity incentives for executives and we need to offer these types of incentives to remain competitive in attracting and retaining executive officers.

Retirement savings plans

Our 401(k) Profit Sharing Plan is our tax qualified retirement savings plan pursuant to which our employees, including the named executive officers, are able to make pre-tax contributions from their cash compensation. Typically, we make matching contributions for all participants each year equal to 50% of their elective deferrals up to 10% of their total eligible compensation. We also typically make annual profit sharing contributions to the accounts of our employees under the 401(k) Profit Sharing Plan. The contributions consist of two components: profit sharing "A" amounts which are allocated among eligible employees based on a percentage of their annual salary and profit sharing "B" amounts which are evenly distributed among eligible employees. The total profit sharing contribution is determined each year by the Board of Directors. For 2009, the Board of Directors approved a profit sharing contribution of $1,150,000 that will be allocated among each eligible employee's account.

The Internal Revenue Code limits the amount of compensation that can be deferred under the 401(k) Profit Sharing Plan, and also limits the amount of salary and bonus with respect to which matching contributions and profit sharing contributions can be made under that plan. Accordingly, we provide our executive officers and other highly compensated employees with the opportunity to defer their compensation, including amounts in excess of the tax law limit, under our nonqualified 401(k) Excess Plan. Under the plan, the participants may elect to defer up to 70% of eligible compensation and we may make matching contributions for the participants equal to 50% of their elective deferrals up to 10% of their total eligible compensation, minus the matching contribution the participant would have been eligible to receive under the qualified 401(k) Profit Sharing Plan. See the "2009 Nonqualified Deferred Compensation" table below.

We also maintain separate retirement plans for employees in certain foreign jurisdictions in which none of our named executive officers participate.

Benefits and perquisites

We provide our named executive officers with competitive benefits and perquisites. In 2009, our named executive officers were offered other benefits that were substantially the same as those offered to all of our U.S. employees. In addition to our 401(k) Profit Sharing Plan and 401(k) Excess Plan described above, these benefits included medical, dental and vision insurance. We also provide an enhanced long-term disability benefit to our named executive officers. This benefit is designed to provide additional protection to our named executive officers in the event of catastrophic illness or disability. We provide our Chairman, our President and CEO, and our President and CEO's dependents with medical insurance at no cost, and we reimburse our Chairman and our President and CEO for health care plan deductibles, co-payments, and other out-of-pocket health care expenses up to a maximum aggregate amount of $100,000 per individual and each dependent per year. We also pay various club membership fees for our Chairman and our President and CEO.

Weighting of components of compensation

The use and weight of each compensation component is based on a subjective determination by the Compensation Committee of the importance of each in meeting our overall objectives. In general, we seek to put a significant amount of each named executive officer's potential total direct compensation "at risk" based on corporate, individual and stock price performance. As a result, compensation paid on an ongoing, current basis in the form of base salary, benefits and perquisites generally represents less than half of each named executive officer's potential total direct compensation at target performance levels. In addition, we believe annual compensation paid to our named executive officers, other than our Chairman and our President and CEO, in the form of cash generally should represent approximately 60% to 65%, and consequently non-cash compensation generally should represent approximately 35% to 40%, of each named executive officer's potential total compensation at target performance levels. Our President and CEO, who currently holds approximately 44% of our outstanding Common Stock, and our Chairman, who currently holds approximately 16% of our outstanding Common Stock, have not received, and in 2009 did not receive, any equity compensation awards.

Compensation process

The Board of Directors or the Compensation Committee makes all executive officer compensation decisions. Each year, the Committee reviews and evaluates the compensation paid to our executive officers and determines the base salary, target bonus and the equity related grants for each executive officer. We believe the compensation we pay should be competitive, reasonable and performance-based.

Although we do not engage in traditional benchmarking, as part of our process for determining compensation, we review competitive compensation analyses provided by our compensation consultant that include an estimate of the 25th percentile, median and 75th percentile positions for base salary, target total cash compensation (base salary plus target bonus), and target total direct compensation (base salary plus target bonus plus equity related grants) for each of our named executive officers. In determining competitive, reasonable and appropriate levels of compensation, the Compensation Committee subjectively considers the relationship between the amount of compensation and the approximate median for each of these compensation measures. We also consider several other factors when determining appropriate compensation levels for each executive officer, including:

- our analyses of competitive compensation practices;
- individual performance and contributions to financial goals such as sales revenue and operating margin;

- individual leadership, expectations, expertise, skills and knowledge;
- labor market conditions; and
- information and advice from an independent compensation consultant engaged by the Committee.

Our approach to evaluating these factors is subjective and not formulaic, and the Compensation Committee may place more or less weight on a particular factor when determining an executive officer's compensation.

Treatment of prior compensation

The Compensation Committee considers, in addition to the factors described above, equity awards previously granted to each individual, each individual's accumulated vested and unvested equity awards, the current value and potential value over time using stock appreciation assumptions for vested and unvested equity awards, the vesting schedule of the individual's outstanding equity awards, a comparison of individual equity awards between executive officers and in relation to other compensation elements, shareholder dilution, and total accounting expense as part of its annual evaluation of executive compensation. The amount of past compensation, including annual bonus awards and amounts realized or realizable from prior equity awards, is considered but is generally not the most significant factor in the Committee's evaluation because bonuses are awarded for annual performance and equity awards are granted as part of the target total direct compensation the Committee establishes each year.

Involvement of CEO and management

In determining the total compensation for each executive officer, the Compensation Committee considers the specific recommendations of our President and CEO and our Vice President of Global Human Resources, input from the Committee's outside compensation consultant, and the Committee's own assessment of the executive officer's performance, the executive officer's expectations and other factors it deems relevant. Our President and CEO's and our Vice President of Global Human Resources' recommendations to the Committee typically include discussion of the role and responsibilities of the executive officer within the Company, the performance of the executive officer, the expected future contributions of the executive officer, the executive officer's own expectations, and competitive and market considerations. Although our President and CEO and our Vice President of Global Human Resources make recommendations regarding the executive officers, neither participates in the discussions concerning his or her own compensation. Our President and CEO does not make recommendations regarding his own compensation, which is solely the responsibility of the Committee.

Competitive survey information

We use multiple compensation survey sources, including general industry surveys, retail/wholesale surveys, and apparel industry surveys. Data represented in these surveys are submitted confidentially by participating companies. Each survey provides a comprehensive list of all companies that participated in the survey, but compensation information is reported statistically without identifying company participants by name. We do not benchmark against specific companies or a specific peer group of companies. We participate in the Towers Perrin (retail/wholesale and general industry) and ICR Limited (apparel industry) specialty surveys. PricewaterhouseCoopers compiles the data from these sources and from surveys purchased from Mercer Human Resource Consulting (general industry) and Watson Wyatt Data Services (general industry). These surveys include participating companies that are both smaller and larger than us based on annual revenues and market capitalization. We generally focus on a subset of companies within a comparable range of revenues (typically between 50% and 200% of our annual revenues) or apply revenue-based regression analysis to the survey data for comparability purposes. The result of our analysis is an approximate "market composite" for each element of compensation for each executive officer. Although we do not use this data formulaically, we consider the median, or 50th percentile, of the composite data as one among many factors as part of our subjective analysis regarding the appropriate amounts and types of executive compensation.

Other key practices and polices

Tax considerations

The Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code when determining the compensation of executive officers. Section 162(m) limits the amount that we may deduct for compensation paid to our President and CEO and to each of our three most highly compensated officers (other than the President and CEO or the Chief Financial Officer) to $1,000,000 per person, unless certain exemption requirements are met. We believe that compensation paid under our executive officer incentive plans is generally fully deductible for federal income tax purposes. In some circumstances, however, the Committee may approve compensation that will not meet these requirements as a means to ensure competitive levels of total compensation for our executive officers. In any event, the Committee intends to maintain an approach to executive officer compensation that strongly links pay to performance.

Equity granting practices

Our practice has been to grant equity incentives to executive officers and non-executive employees on an annual basis. Under our current written policy, annual equity incentives are granted at the Compensation Committee's first regularly scheduled meeting of the year, which usually is in January. The grants are made after completion of our annual performance review process. Individual grant amounts and all terms of the award are approved by the Committee at the meeting, and the exercise price per share for each stock option granted is the per share closing market price of our Common Stock on the grant date. The Committee grants these equity incentives at its discretion, but generally cannot reduce or increase a specific award once made. In 2009, grants of performance-based RSUs to executive officers were delayed to February for the Committee's further consideration of appropriate goals and performance criteria for the period.

Grants of equity incentives to non-executive employees residing in the United States generally are delegated to the Special Option Committee of our Board of Directors at the Compensation Committee's first regularly scheduled meeting of the year. The Compensation Committee approves the aggregate grant amounts and terms other than price at the meeting, after which the Special Option Committee determines which particular non-executive employees will receive grants and the specific amounts of any equity incentive that will be granted to the non-executive employee. The Special Option Committee then grants these equity incentives on the last trading day in February, and the exercise price per share for each stock option granted is the per share closing market price of our Common Stock on the grant date.

Grants of equity incentives to non-executive employees residing outside the United States generally are delegated to the Special Option Committee at the Compensation Committee's first regularly scheduled meeting of the year. The Compensation Committee approves the aggregate grant amounts and most terms other than price at the meeting. The Special Option Committee may approve terms necessary or advisable to adhere to local laws, and the Special Option Committee determines which particular non-executive employees will receive grants and the specific amounts of any equity incentive that will be granted to the non-executive employee. The Special Option Committee then generally grants these equity incentives on the last trading day in February, and the exercise price per share for each stock option granted is the per share closing market price of our Common Stock on the grant date. If it is not possible to grant the equity incentives on the last trading day in February because of administrative or other reasons, including the time needed to comply with local laws, the Special Option Committee will grant the equity incentives on the last trading day in March. Regardless, the exercise price per share for each stock option granted is the per share closing market price of our Common Stock on the particular grant date.

In addition, the Compensation Committee grants equity incentives to newly hired executive officers and for executive officer promotion or retention purposes. The Compensation Committee also delegates authority to the Special Option Committee to grant equity incentives to newly hired non-executive employees and for non-executive employee promotion or retention purposes. Equity incentives for newly hired executive officers and non-executive employees, and for non-executive employee promotion and retention purposes, are granted on the last trading day of the month in which the newly hired executive officer commences employment or in which the promotion or retention grant is made. Equity incentives for executive officer promotion and retention purposes are granted on the date the Compensation Committee authorizes the particular grant. In all of these cases, the exercise price per share for each stock option granted is the per share closing market price of our common stock on the particular grant date.

We have no program or practice to time equity incentive grants in connection with the release of material non-public information.

RSU and stock option vesting are suspended during specified permitted leaves of absence.

We also maintain equity granting programs applicable to non-U.S. employees that comply with local applicable law. To the extent required, the practices relating to equity incentive grants made to such foreign employees may vary. None of our named executive officers participates under the terms of our foreign equity programs.

Committee target setting and discretion

The Compensation Committee establishes targets for our incentive programs early in the fiscal year based upon current forecasts, business strategies and expectations. The Committee has the discretion, at or prior to the time it sets the performance target, to include or exclude any extraordinary items affecting the performance target and to adjust the performance target to take into account changes in accounting. Historically, the Committee has not exercised this discretion to any significant degree but instead has chosen to grant discretionary bonuses outside of the incentive plans when warranted, particularly when the extraordinary items occur late in the performance period.

The Compensation Committee also may reduce the amount payable under the Executive Incentive Compensation Plan to a named executive officer by up to 100%, based on factors that it determines warrant such a reduction and, again, historically has not exercised this discretion to any significant degree. Under the plan, the Committee has no discretion to increase any amount payable to a named executive officer. However, as noted above, the Committee may authorize additional cash compensation outside of the plan. For example, the Committee could award additional one-time compensation for retention purposes or for a named executive officer's extraordinary contributions to the Company.

Analysis of 2009 named executive officer compensation

General

Our competitive compensation analyses identified relevant market survey data for all our named executive officers except Mrs. Boyle. The Compensation Committee, with the concurrence of PricewaterhouseCoopers, determined that the available competitive market survey data did not adequately reflect Mrs. Boyle's role, scope of work and responsibilities. Mrs. Boyle has had significant marketing responsibilities and plays a prominent role in our civic and community relations activities. The Committee determined that establishing Mrs. Boyle's target total direct compensation relative to that of our President and CEO is an appropriate approach in the absence of relevant competitive market survey data. For 2009, the Committee determined that Mrs. Boyle's target total direct compensation should be between 60% and 70% of our President and CEO's target total direct compensation.

The 2009 Target Total Direct Compensation table below summarizes the target total direct compensation levels established by the Compensation Committee. Following the table, we discuss each compensation element summarized in the table.

2009 Target Total Direct Compensation

Name	Annual Salary ($)	Target Bonus (as a % of Annual Salary)	Target Total Cash Compensation(1)($)	Target Total Direct Compensation(2)($)
Timothy P. Boyle President and CEO	810,000	110%	1,701,000	1,701,000
Gertrude Boyle Chairman of the Board	795,000	50%	1,192,500	1,192,500
Bryan L. Timm Executive Vice President and COO	445,000	70%	756,500	1,267,250
Michael W. McCormick Executive Vice President of Global Sales and Marketing	445,000	70%	756,500	1,263,336
Thomas B. Cusick Senior Vice President, Chief Financial Officer and Treasurer	325,000	50%	487,500	806,910

(1) The sum of annual salary plus target bonus.

(2) The sum of annual salary plus target bonus plus the estimated and probable fair value of the 2009 stock options, time-based and performance-based RSU awards. We grant no equity compensation awards to either our Chairman or our President and CEO.

Base salary

The Compensation Committee reviews each named executive officer's salary annually and makes adjustments when appropriate to reflect competitive market factors and the individual factors described above under "Compensation process." In 2009, the Committee recommended pay increases for the three named executive officers who had recently taken on significant additional responsibility, including: a 41% increase for Mr. Cusick, who had recently been promoted from Corporate Controller to Vice President and Chief Financial Officer, a 6% increase for Mr. Timm, who had recently been appointed as Executive Vice President and Chief Operating Officer in 2008, and a 12% increase for Mr. McCormick, who had recently been appointed Executive Vice President of Global Sales and Marketing in 2008. In each case, at the time of the executive appointment or promotion, salary adjustments had been delayed. We determined the specific amount of each increase based on our subjective analysis of each executive's responsibilities and job performance, and we considered the competitive median base salary data for each position as one among many factors as part of our subjective analysis. Neither Mr. Boyle nor Mrs. Boyle received a salary increase in 2009. Annual salary adjustments typically become effective in March.

Short-term incentive compensation

The executive officers' annual target bonuses were determined as a percentage of annual salary. The portion of the 2009 target bonus available to be paid to a named executive officer under the plan varied among our named executive officers, ranging from 50% to 70% of annual salary for named executive officers other than our President and CEO, whose target is 110% of annual salary. Our President and CEO's target bonus amount constitutes a greater percentage of his base salary than the other named executive officers in part because, unlike the other named executive officers (excluding our Chairman), our President and CEO to date has not received equity compensation awards.

The amount of the actual bonus paid under the plan to each named executive officer is based on the extent to which the company meets or exceeds a performance target set by the Compensation Committee, which consists of a net income goal adjusted for income taxes and bonus payments. The pre-tax income target is set to align with our strategic plan and expectations regarding our performance. For 2009, the pre-tax income target set by the Committee was $110,879,000 before income tax and bonus expense.

The pre-tax income target constituted 80% of the total annual bonus potentially payable to each named executive officer under the plan in 2009. The remaining 20% of the total bonus was based on the named executive officer's individual performance during the year. The Compensation Committee confirms whether the named executive officer (other than our President and CEO) has met or exceeded the individual performance objectives based on the CEO's determinations. The individual performance objectives were set early in 2009 by our President and CEO and consist of financial, operational, brand and product, and personal goals. This determination is based in large part on our President and CEO's assessment of the named executive officer's performance against those objectives. The Committee makes its own determination about whether our President and CEO has met or exceeded his individual performance objectives, which were set early in 2009 by the Committee and consist of short-term operational goals, long-term strategic goals, and leadership objectives. To the extent that a named executive officer has met or exceeded the individual performance objectives and Company performance was at least 65% of the pre-tax income target under the Executive Incentive Compensation Plan, the Committee may award to the named executive officer the full bonus amount based on achievement of the individual performance objectives (i.e., the amount constituting 20% of the named executive officer's total potential bonus). If the Committee determines that a named executive officer has not met the individual performance objectives, the corresponding bonus amount may be reduced or eliminated.

Over the past five years, we have achieved:

- performance in excess of the company performance target two times, but have not achieved the maximum, "stretch" performance level;
- an average of 89% of the established company performance target; and
- an average payout percentage of 100% of the company performance target award opportunity for the three years in which the minimum threshold was met and a payout was made.

The Committee intends to set the threshold and stretch company performance target levels so that the relative difficulty of achieving the company performance target level is consistent from year to year. For further discussion regarding target setting, see "Committee target setting and discretion," above.

In February 2009, the Committee determined, based in part on competitive market data, to adjust the bonus targets for executive vice president positions to 70% of base salary from 50% of base salary. The portion of the target bonus available to be paid under the plan to other named executive officers is 50% of annual salary for named executive officers other than our President and CEO. The ranges of threshold to stretch bonuses as a percentage of annual salary of named executive officers are as set forth in the table below. The following table also summarizes the various potential 2009 bonus payouts under the plan as approved by the Committee.

2009 Target Bonus Components

Name	Target Bonus (as a % of Annual Salary)	Company Performance Component (as a % of Actual Bonus)	Individual Performance Component (as a % of Actual Bonus)(1)	Individual Performance Component (as a % of Annual Salary)(1)	Target Company Performance Component (as a % of Annual Salary)	Threshold Company Performance Component (as a % of Annual Salary)(2)	Stretch Company Performance Component (as a % of Annual Salary)(3)
Timothy P. Boyle .... President and CEO	110%	80%	20%	22%	88%	24%	176%
Gertrude Boyle .... Chairman of the Board	50%	80%	20%	10%	40%	20%	80%
Bryan L. Timm .... Executive Vice President and COO	70%	80%	20%	14%	56%	28%	112%
Michael W. McCormick .... Executive Vice President of Global Sales and Marketing	70%	80%	20%	14%	56%	28%	112%
Thomas B. Cusick .... Senior Vice President, Chief Financial Officer and Treasurer	50%	80%	20%	10%	40%	20%	80%

(1) The Individual Performance Component is paid out to the extent individual performance objectives are met or exceeded and company performance is at least 65% of the pre-tax income target established by the Compensation Committee.

(2) The Threshold Company Performance Component is paid out if 80% of the pre-tax income target set by the Compensation Committee is achieved, and constitutes the minimum company performance component required by the Compensation Committee.

(3) The Stretch Company Performance Component is paid out if 120% of the pre-tax income target set by the Compensation Committee is achieved, and constitutes the maximum company performance component.

Assuming the target bonus levels were achieved, Mr. Boyle's total cash compensation (annual salary plus target bonus) for 2009 was 33% above the competitive market median total cash compensation; however, Mr. Boyle's total direct compensation was substantially below the competitive market median. Mr. Boyle's positioning reflects the fact that he does not receive any equity-based incentives because he owns a substantial amount of our Common Stock. Mrs. Boyle's total cash compensation was set at approximately 70% of our President and CEO's total cash compensation. Total cash compensation for each of our other named executive officers was at or below the market median of the competitive market data.

For 2009, we achieved net income of 92.8% of the target set by the Compensation Committee. Accordingly, each of the company performance component and the individual performance component was earned and payable under the plan. In addition, the Committee elected to award discretionary bonuses to certain named executive officers, other than our Chairman and our President and CEO, in recognition of extraordinary efforts in 2009, most importantly for their efforts in managing the Company through a difficult economic period and challenging retail environment. The table below summarizes the actual bonus payouts made in 2009.

2009 Actual Bonuses

Name	Individual Performance Component of Plan Bonus ($)	Company Performance Component of Plan Bonus ($)	Discretionary Bonus ($)	Total Bonus ($)
Timothy P. Boyle President and CEO	160,380	526,176	—	686,556
Gertrude Boyle Chairman of the Board	71,550	260,760	—	332,310
Bryan L. Timm Executive Vice President and COO	62,300	204,344	140,000	406,644
Michael W. McCormick Executive Vice President of Global Sales and Marketing	62,300	204,344	60,000	326,644
Thomas B. Cusick Senior Vice President, Chief Financial Officer and Treasurer	32,500	106,600	—	139,100

Equity-based incentives

In 2009, the Committee established the following mix of forms of annual equity awards for named executive officers, other than our Chairman and our President and CEO, for delivering the expected value of overall long-term incentives:

	Expected % of Equity Value
Stock Options	45%
Performance-Based Restricted Stock Units	35%
Time-Based Restricted Stock Units	20%

We chose these types of awards and established this weighting based on the recommendation of our compensation consultant to provide an effective incentive for the executive officers. In addition to the equity awards the Committee granted pursuant to the mix established by the Committee as described above, the Committee also granted additional time-based RSUs to Mr. Timm and Mr. McCormick, and additional time-based RSUs and stock options to Mr. Cusick, in recognition of their respective recent increases in responsibilities, as discussed under "Base Salary" above. The Committee awarded a competitive number of RSUs and option shares that, when added to the particular named executive officer's target total cash compensation, resulted in a target total direct compensation level that the Committee determined was reasonable and appropriate. We do not believe that the estimated fair value of our equity-based incentives reflected in the 2009 Summary Compensation Table and the 2009 Grants of Plan-Based Awards Table is a measure of the compensation actually received or that may be received. Our executive officers are motivated by the potential appreciation in the value of these equity-based incentives if the market price of our common stock increases. Because our Chairman and our President and CEO each hold substantial amounts of our outstanding Common Stock, to date we have not granted any equity-based incentives to these executives officers.

All of our equity-based incentives are subject to vesting. Beginning with grants made in 2009, vesting schedules for both stock option grants and time-based RSUs were modified to reflect the Compensation Committee's desire to simplify and standardize vesting schedules. The vesting periods for grants made in 2009 are as follows:

	Vesting Schedule
Stock Options	25% of the award vests each year on the anniversary of the grant date over 4 years
Time-Based Restricted Stock Units	25% of the award vests each year on the anniversary of the grant date over 4 years

Performance-based RSUs granted to named executive officers in 2009 vest on the first anniversary of the last day of a three-year performance period. For example, grants made in 2009 for the 2009-2011 performance period would become fully vested on December 31, 2012 if the performance goals for that period are achieved.

The number of performance-based RSUs that vest is determined by reference to achievement of specified performance goals during the performance period. Beginning with the performance-based RSU grants for the 2009-2011 period, the performance components and the relative weight of those components were modified from previous grants to include the existing measure of minimum levels of cumulative operating income and average return on invested capital targets at 50% of the award value and to add a new relative three-year average operating margin measure for the remaining 50% of the award value. The individual performance component was eliminated. We made these changes based on recommendations from our compensation consultant and the Compensation Committee's subjective determination regarding what type of terms would provide an effective incentive.

Shares earned under the new relative three-year average operating margin performance measure are limited to 100% of the target. With respect to the minimum levels of cumulative operating income and average return on invested capital component, if minimum levels of cumulative operating income and average return on invested capital are not met, each named executive officer will forfeit the entire award. Above these minimum levels, each named executive officer may be awarded from 1% to 150% of the shares awarded under this component, depending on the relative achievement of the target levels. Generally, the Compensation Committee intends to set the minimum and maximum levels of cumulative operating income and average return on invested capital so that the relative difficulty of achieving these levels is consistent over each three-year performance period; however, unfavorable and unprecedented economic conditions have increased the uncertainty of our planning and forecasts and the relative difficulty of establishing appropriate targets. The Committee believes that the addition of a measure of relative three-year average operating margin performance against an industry peer group provides a means of earning performance shares during periods of significant volatility and provides a reward for managing through difficult business cycles, controlling for industry effects. Under this new performance measure, 50% of the shares would not be earned unless Columbia's three-year average operating margin exceeds the median three-year average operating margin of a specific peer group of companies.

The relative operating margin measure compares Columbia's three-year average operating margin to a peer group consisting of the following companies: Carters, Inc., Deckers Outdoor Group, Hanesbrands Inc., Jones Apparel Group, K-Swiss Inc., Liz Claiborne Inc., Nike Inc., Oxford Industries, Philips-Van Heusen Corporation, Polo Ralph Lauren Corp., Quiksilver, The Timberland Company, Under Armour Inc., VF Corporation, Volcom, Inc., Warnaco Group Inc., and Wolverine World Wide Inc. The companies in the peer group were approved by the Committee, and were chosen based on their comparability with Columbia's business mix and scope.

If Columbia's three-year average operating margin is below the median of the peer group, no RSUs vest under this measure. The percentage of the shares subject to the three-year average operating margin performance criteria that vest if Columbia's three-year operating margin is above the median of the peer group is as follows:

Columbia's Percentile Rank	% of RSUs that Vest
50-59	20%
60-69	40%
70-79	60%
80-89	80%
90+	100%

If data becomes unavailable for any company during the three-year cycle, due to a transaction or otherwise, operating margin will be averaged over the period for which data is available.

In 2007, the Committee granted RSU awards for the performance period 2007-2009 with the following targets:

		Cumulative Operating Income (2007-2009) (dollars in millions)					
	At Least	$ 560	$ 610	$ 660	$ 710	$ 760	$ 810
Average Return on Invested Capital (2007-2009)	**15%**	0%	40%	65%	70%	80%	90%
	17%	40%	75%	85%	90%	100%	110%
	19%	75%	90%	100%	115%	135%	160%
	21%	90%	100%	120%	135%	150%	180%
	24%	105%	115%	135%	155%	170%	200%

In 2009, our ability to meet the pre-established minimum levels of operating income and return on invested capital was significantly affected by, among other things, the unprecedented economic downturn coupled with a shift in our business model that included extraordinary incremental capital investments and costs in support of our corporate strategic plan, including expansion of our direct-to-consumer operations. Since our performance-based equity awards involve three-year performance periods, it is very unlikely that we will meet minimum three-year corporate performance requirements for the performance-based RSU grants made prior to 2009.

Since the minimum levels of operating income and return on invested capital were not met for the 2007-2009 period, each named executive officer forfeited the Company performance component of the award. Of the named executive officers eligible to receive awards, based on evaluation of annual performance results, Mr. McCormick and Mr. Timm have satisfied all or a portion of the individual performance component requirements of the award (20%) and will receive that portion of the award once the award becomes fully vested on December 31, 2010. If Mr. McCormick continues employment with us through December 31, 2010, he will receive 520 shares. If Mr. Timm continues employment with us through December 31, 2010, he will receive 580 shares. Mr. Cusick was not eligible for performance-based RSU grants in 2007, and Mr. Boyle and Mrs. Boyle do not participate in the plan.

Assuming that the target bonus levels and equity-based incentives performance targets were achieved, our named executive officers' total direct compensation (annual salary plus bonus plus the expected value of equity incentives) was at the approximate competitive median for Mr. Timm and Mr. McCormick and below the median for Mr. Cusick, who was new to his position. Mr. Boyle's total direct compensation was substantially below the competitive market median, reflecting the fact that Mr. Boyle does not receive grants of equity-based incentives because he owns a substantial amount of our Common Stock. Because our Chairman does not receive grants of equity-based incentives, Mrs. Boyle's total direct compensation was set at 70% of our President and CEO's total direct compensation.

In making compensation determinations, the Compensation Committee did not specifically consider the ratio of our President and CEO's compensation to that of the executive officers, other than for our Chairman. The average target total direct compensation of our three named executive officers other than our Chairman was 65% of our President and CEO's target total direct compensation. Specifically, Mr. Timm's target total direct compensation was 75% of our President and CEO's, Mr. McCormick's was 74% of our President and CEO's, and Mr. Cusick's was 47% of our President and CEO's. We believe these relationships appropriately reflect each named executive officer's level of responsibility.

Excluding our Chairman and our President and CEO, neither of whom received equity-based incentives, the total direct compensation of our named executive officers for 2009 consisted, on average, of the following proportions of components: 36% in base salary, 24% in target short-term incentive compensation, and 40% in equity-based incentives. We believe that our compensation program for named executive officers is aligned with shareholders' interests as a result of the significant variable and long-term structure of target total direct compensation, and the manner in which the variable compensation is determined.

Change in control severance plan

In January 2009, the Board determined that it was in the company's best interest to adopt a change in control severance plan that would offer certain key employees, including the named executive officers, based on level of position, income protection in the event that the participant's employment with us is involuntarily terminated other than for cause, and to secure for the benefit of the Company the services of the eligible employees, including the named executive officers in the event of a potential or actual change in control. Mr. Boyle and Mrs. Boyle are not eligible to participate in the plan. The plan was not adopted by the Board in anticipation of any transaction and had been considered by the board over a period of time. The Board determined that these types of arrangements were common for companies against which we compete for talented key personnel and were beneficial for management recruitment purposes. For a description of the benefits to which the participating named executive officers would be entitled under the plan, see "Potential Payments upon Termination or Change in Control," below.

2009 Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Stock Awards(2) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(3) ($)	Total ($)
Timothy P. Boyle	2009	810,000	—	—	—	686,556	28,687	1,525,243
President and CEO	2008	804,231	—	—	—	—	23,568	827,799
	2007	772,308	171,600	—	—	745,087	36,190	1,725,185
Gertrude Boyle	2009	795,000	—	—	—	332,310	64,785	1,192,095
Chairman of the Board	2008	789,231	—	—	—	—	15,488	804,719
	2007	759,231	61,200	—	—	265,730	24,172	1,110,333
Bryan L. Timm	2009	461,202	140,000	358,505	152,245	266,644	35,663	1,414,259
Executive Vice President	2008	425,105	142,126	209,330	289,086	—	27,669	1,093,316
and COO	2007	363,952	98,108	162,342	170,230	124,008	19,126	937,766
Michael W. McCormick	2009	443,116	60,000	356,191	150,645	266,644	30,738	1,307,334
Executive Vice President of Global Sales and Marketing	2008	383,308	139,600	182,688	264,307	—	29,789	999,692
Thomas B. Cusick	2009	327,592	—	198,584	120,556	139,100	21,673	807,505
Senior Vice President, Chief Financial Officer and Treasurer								

(1) For 2009, amounts include employee contributions deferred under our 401(k) Excess Plan as follows: Mr. Boyle, $0; Mrs. Boyle, $0; Mr. Timm, $60,589; Mr. McCormick, $58,272; and Mr. Cusick, $20,218.

(2) The amounts set forth in the "Stock Awards" and "Option Awards" columns reflects the aggregate grant date fair value computed in accordance with the requirements of FASB ASC Topic 718—Stock Compensation. These amounts may not correspond to the actual value eventually realized by each named executive officer, which depends on the extent to which performance conditions are ultimately met and the market value of our Common Stock in future periods. For example, Mr. Timm and Mr. McCormick did not realize these values for the 2007 performance-based RSU stock awards because the performance objectives of the awards were not met and therefore the company performance component of the RSUs were forfeited. The maximum payout amounts for the performance restricted stock units reported in the "Stock Awards" column above were as follows: 2009: Mr. Timm, $163,660; Mr. McCormick, $161,953 and Mr. Cusick, $40,908; 2008: Mr. Timm $376,794 and Mr. McCormick, $328,838 and 2007: Mr. Timm $292,216. Assumptions used in the calculation of these amounts are described in the Notes to Consolidated Financial Statements for each of the years ended December 31, 2007, 2008 and 2009, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(3) The amounts set forth in the "All Other Compensation" column consist of the following:

Name	Year	Matching Contributions under the Company's 401(k) Profit Sharing Plan	Matching Contributions under the Company's 401(k) Excess Plan	Profit Sharing Contributions under the Company's 401(k) Profit Sharing Plan	Payment of Certain Fees†	Executive Officer Excess Disability Insurance Premium Payments	Payments for Health Care Benefits Not Provided to Other Employees	Miscellaneous Club Membership Fees
Timothy P. Boyle	2009	$11,000	—	*	—	*	*	*
Gertrude Boyle	2009	$11,000	—	*	$45,000	—	*	*
Bryan L. Timm	2009	*	$22,044	*	—	*	—	—
Michael W. McCormick	2009	*	$20,886	*	—	*	—	—
Thomas B. Cusick	2009	*	$10,109	*	—	*	—	—

* Value less than $10,000

† During 2009, Gertrude Boyle submitted filings under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, known as the HSR Act, based on her past acquisitions of Columbia stock. At its October and December 2009 meetings, the independent directors of the Board reviewed the legal requirements under the HSR Act, the stock acquisitions triggering the filing requirement and the practices of other public companies with respect to HSR filings. Based on this review, the Board approved the payment by Columbia of the HSR Act filing fees otherwise payable by Mrs. Boyle. The Board determined that these payments were appropriate because of the unavailability of an HSR Act exemption for stock acquisitions made by officers and directors for investment or compensation purposes and because the filing obligations arose as a direct result of Mrs. Boyle's position as an officer or director of Columbia. The Company has established procedures designed to ensure compliance with the HSR Act for stock acquisitions made by officers and directors.

2009 Grants of Plan-Based Awards Table

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Securities (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Timothy P. Boyle . . .	1/23/2009	194,400	712,800	1,425,600	—	—	—	—	—	—	—
	1/23/2009		178,200(1)		—	—	—	—	—	—	—
Gertrude Boyle	1/23/2009	159,000	318,000	636,000	—	—	—	—	—	—	—
	1/23/2009		79,500(1)		—	—	—	—	—	—	—
Bryan L. Timm	1/23/2009	124,600	249,200	498,400	—	—	—	—	—	—	—
	1/23/2009	—	62,300(1)	—	—	—	—	—	—	—	—
	1/23/2009	—	—	—	—	—	—	7,913	—	—	227,577
	1/23/2009	—	—	—	—	—	—	—	22,840	31.21	152,245
	2/24/2009	—	—	—	123	4,889	6,112	—	—	—	130,928
Michael W. McCormick	1/23/2009	124,600	249,200	498,400	—	—	—	—	—	—	—
	1/23/2009	—	62,300(1)	—	—	—	—	—	—	—	—
	1/23/2009	—	—	—	—	—	—	7,880	—	—	226,629
	1/23/2009	—	—	—	—	—	—	—	22,600	31.21	150,645
	2/24/2009	—	—	—	121	4,838	6,048	—	—	—	129,562
Thomas B. Cusick . . .	1/23/2009	65,000	130,000	260,000	—	—	—	—	—	—	—
	1/23/2009	—	32,500(1)	—	—	—	—	—	—	—	—
	1/23/2009	—	—	—	—	—	—	5,767	—	—	165,858
	1/23/2009	—	—	—	—	—	—	—	18,086	31.21	120,556
	2/24/2009	—	—	—	31	1,222	1,528	—	—	—	32,726

(1) Amount represents individual component target for achieving individual performance objectives under the Executive Incentive Compensation Plan. The target amount for the individual component also is a maximum amount under the plan.

Narrative Disclosure to 2009 Summary Compensation Table and 2009 Grants of Plan-Based Awards Table

Salary

Salaries paid to our named executive officers are set forth in the 2009 Summary Compensation Table. The amounts set forth in the "Salary" column of the 2009 Summary Compensation Table include payments in 2009 for cash-out of personal time off. As a result, the salary paid to a named executive officer during the year (as reported on a cash basis in the 2009 Summary Compensation Table) may vary from the executive officer's annualized salary. For fiscal 2009, salaries paid to our named executive officers (including the cash-out for personal time off) accounted for the following percentages of each named executive officer's total compensation, as reported in the "total" column of the 2009 Summary Compensation Table: Mr. Boyle (53%), Mrs. Boyle (67%), Mr. Timm (33%), Mr. McCormick (34%), and Mr. Cusick (41%).

Bonus

Discretionary bonuses paid to our named executive officers are set forth in the "Bonus" column of the 2009 Summary Compensation Table. The discretionary bonuses are described in further detail under the caption "Compensation Discussion and Analysis—Components of compensation—Short-term incentive compensation" above.

Stock Awards

We awarded time-based and performance-based RSUs to our named executive officers under our 1997 Stock Incentive Plan. The amounts set forth in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column of the 2009 Grants of Plan-Based Awards Table represent the threshold, target, and maximum number of performance-based RSUs that may be earned by each of the named executive officers during the January 1, 2009 through December 31, 2011 performance period, depending on the extent to which individual and company performance goals are met or exceeded. RSUs earned during the performance period will vest on December 31, 2012. The amounts set forth in the "All Other Stock Awards" column of the 2009 Grants of Plan Based Awards Table represent the number of time-based RSUs granted to each named executive officer.

Option Awards

We awarded stock options to our named executive officers under our 1997 Stock Incentive Plan. The options granted to our named executive officers are set forth in the "All Other Option Awards" column of the 2009 Grants of Plan-Based Awards Table.

Non-Equity Incentive Plan Compensation

The amounts set forth in the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column of the 2009 Grants of Plan-Based Awards Table represent the threshold, target, and maximum payout amounts payable for achieving the corporate and individual performance objectives under the Company's Executive Incentive Compensation Plan for 2009 awards. The Compensation Committee determined at its January 22, 2010 meeting that the corporate performance objectives under this plan were met, achieving 92.8% of the income performance target and, accordingly, payouts were made under these awards and the actual amounts received by each named executive officer are set forth in the "Non-Equity Incentive Plan Compensation" column of the 2009 Summary Compensation Table. Based on the CEO's assessments, the named executive officers, other than the Chairman and President and CEO, achieved their individual performance objectives. A discussion of the corporate performance targets that were achieved is set forth under the caption "Compensation Discussion and Analysis—Analysis of 2009 named executive officer compensation—Short-term incentive compensation" above. For fiscal 2009, the aggregate bonuses paid under our Non-Equity Incentive Compensation Plan to our named executive officers accounted for the following percentages of each named executive officer's total compensation reported in the "Total" column of the 2009 Summary Compensation Table: Mr. Boyle (45%), Mrs. Boyle (28%), Mr. Timm (19%), Mr. McCormick (20%), and Mr. Cusick (17%).

All Other Compensation

All other compensation of our named executive officers is set forth in the 2009 Summary Compensation Table for Fiscal 2009 and described in greater detail in footnote 3 to the table. These benefits are discussed under the caption "Compensation Discussion and Analysis—Components of compensation—Benefits and perquisites" above.

2009 Outstanding Equity Awards at Fiscal Year-End Table

		OPTION AWARDS				STOCK AWARDS			
Name (a)	Grant Date (b)	Number of Securities Underlying Unexercised Options (#) Exercisable(1) (c)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Bryan L. Timm	04/19/02	15,000	—	38.29	04/18/12	—	—	—	—
	08/23/02	15,000	—	38.99	08/22/12	—	—	—	—
	03/11/03	18,000	—	33.69	03/10/13	—	—	—	—
	05/13/04	15,000	—	53.12	05/12/14	—	—	—	—
	09/06/05	15,000	—	45.88	09/05/15	—	—	—	—
	07/20/06	4,442	758	43.83	07/19/16	—	—	—	—
	01/18/07	6,927	2,573	58.26	01/17/17	—	—	—	—
	01/18/07	—	—	—	—	580(2)	22,643	—	—
	01/24/08	16,771	18,229	40.49	01/23/18	—	—	—	—
	01/24/08	—	—	—	—	—	—	1,100	42,944
	01/23/09	—	22,840	31.21	01/22/19	—	—	—	—
	01/23/09	—	—	—	—	7,913(3)	308,924	—	—
	02/24/09	—	—	—	—	—	—	25	976
		106,140	44,400			8,493	331,567	1,125	43,920
Michael W. McCormick ...	08/07/06	4,583	917	49.65	08/06/16	—	—	—	—
	01/18/07	6,198	2,302	58.26	01/17/17	—	—	—	—
	01/18/07	—	—	—	—	520(2)	20,301	—	—
	10/31/07	—	—	—	—	267(3)	10,424	—	—
	01/24/08	15,333	16,667	40.49	01/23/18	—	—	—	—
	01/24/08	—	—	—	—	—	—	960	37,478
	01/23/09	—	22,600	31.21	01/22/19	—	—	—	—
	01/23/09	—	—	—	—	7,880(3)	307,635	—	—
	02/24/09	—	—	—	—	—	—	25	976
		26,114	42,486			8,667	338,360	985	38,454
Thomas B. Cusick	03/11/03	375	—	33.69	03/10/13	—	—	—	—
	05/13/04	6,000	—	53.12	05/12/14	—	—	—	—
	07/20/06	3,075	525	43.83	07/19/16	—	—	—	—
	01/18/07	3,806	1,413	58.26	01/17/17	—	—	—	—
	01/18/07	—	—	—	—	525(3)	20,496	—	—
	01/24/08	6,287	6,833	40.49	01/23/18	—	—	—	—
	01/24/08	—	—	—	—	1,620(3)	63,245	—	—
	01/23/09	—	18,086	31.21	01/22/19	—	—	—	—
	01/23/09	—	—	—	—	5,767(3)	225,144	—	—
	02/24/09	—	—	—	—	—	—	7	273
		19,543	26,857			7,912	308,884	7	273

(1)

Option Grant Date	Vesting Schedule
April 19, 2002	25% vested May 1, 2003, and the remaining 75% vested ratably over the following 36 months
August 23, 2002	25% vested September 1, 2003, and the remaining 75% vested ratably over the following 36 months
March 11, 2003	25% vested on April 1, 2004, and the remaining 75% vested ratably over the following 36 months

May 13, 2004	25% vested on June 1, 2005, and the remaining 75% vested ratably over the following 36 months
September 6, 2005	100% vested on September 6, 2006
July 20, 2006	25% vested on August 7, 2007, and the remaining 75% vest ratably over the following 36 months
August 7, 2006	25% vested on July 20, 2007, and the remaining 75% vest ratably over the following 36 months
January 18, 2007	25% vested on January 18, 2008, and the remaining 75% vest ratably over the following 36 months
January 24, 2008	25% vested on January 24, 2009, and the remaining 75% vest ratably over the following 36 months
January 23, 2009	25% vest on each anniversary date over four years

(2) These performance-based RSUs have been earned under the individual performance component of the equity-based incentive compensation plan, but have not yet vested. These RSUs vest on December 31, 2010.

(3)

Time-based RSU Grant Date	Vesting Schedule
January 18, 2007	50% vested on January 18, 2009 and 50% vested on January 18, 2010
October 31, 2007	50% vested on October 31, 2009 and 50% vest on October 31, 2010
January 24, 2008	100% vest on January 24, 2011
January 23, 2009	25% vest on each anniversary date over four years

(4) Assuming performance objectives are met, the performance-based RSUs would vest as follows:

Grant Date	Performance Period	Vesting Schedule
January 24, 2008	2008-2010	December 31, 2011
January 23, 2009	2009-2011	December 31, 2012

(5) Based on the a value of $39.04 per share, the closing market price of our Common Stock on December 31, 2009.

Narrative Disclosure to 2009 Outstanding Equity Awards at Fiscal Year-End Table

The amounts set forth in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" column represent the threshold number of performance-based RSUs that may be earned by each of the named executive officers for the January 1, 2008 through December 31, 2010 performance period (for 2008 grants), and the January 1, 2009 through December 31, 2011 performance period (for 2009 grants), depending on the extent to which individual and company performance goals are met or exceeded. Any performance-based RSUs earned during the 2008 grant performance period will vest on December 31, 2011, and any RSUs earned during the 2009 grant performance period will vest on December 31, 2012. The performance period for the 2007 grants is completed and the company performance component of the RSUs for the 2007 grant performance period were forfeited on December 31, 2009. All or a portion of the individual performance component has been met for each of the eligible named executive officers, and the individual performance component RSUs that were earned will vest on December 31, 2010. These individual component shares are set forth in "Number of Shares or Units of Stock that Have Not Vested" column above.

The amounts set forth in the "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested" column were calculated using a value of $39.04 per share, the closing market price of our Common Stock on December 31, 2009, the last business day of the year, multiplied by the threshold number of performance-based RSUs granted that may be earned during the applicable performance period. This value may not correspond to the actual value that will be realized by the named executive officers, which depends on the extent to which performance conditions are ultimately met and the value of our Common Stock in future periods.

2009 Option Exercises and Stock Vested Table

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Bryan L. Timm	520	20,301
Michael W. McCormick	1,667	60,719
Thomas B. Cusick	1,125	36,143

There were no stock option exercises by named executive officers in 2009.

2009 Nonqualified Deferred Compensation

Name	Executive Contributions in 2009(1)	Matching Company Contributions in 2009(1)	Aggregate Earnings in 2009(1)	Aggregate Balance at 12/31/2009(1)
Timothy P. Boyle	—	—	—	—
Gertrude Boyle	—	—	—	—
Bryan L. Timm	$60,589	$22,044	$32,341	$160,164
Michael W. McCormick	58,272	20,886	30,996	150,340
Thomas B. Cusick	20,218	10,109	15,646	68,959

(1) All amounts reported in the Executive Contributions column are also included in amounts reported in the 2009 Summary Compensation Table. The amounts reported in the Matching Company Contributions column represent matching contributions made by us in early 2010 based on 2009 executive contributions; these amounts are also included in amounts reported for 2009 in the All Other Compensation column of the 2009 Summary Compensation Table. None of the amounts in the Aggregate Earnings column are included in amounts reported in the 2009 Summary Compensation Table because the company does not pay guaranteed, above-market or preferential earnings on deferred compensation. Except for $30,195 of Mr. Cusick's aggregate balance, all of the amounts reported in the Aggregate Balance column have been reported in the 2009 Summary Compensation Tables in this proxy statement or in prior year proxy statements.

Nonqualified Deferred Compensation Plan

The named executive officers are eligible to participate in our 401(k) Excess Plan, which became effective in 2008. Contributions based on salary and bonus in excess of the current tax law limit applicable for our qualified 401(k) Profit Sharing Plan are made as company contributions under the 401(k) Excess Plan. Participants in the 401(k) Excess Plan may elect in advance to defer up to 70% of their annual base salary, bonus and incentive payments and we may make matching contributions for the participants equal to 50% of their elective deferrals up to 10% of their total eligible compensation, minus the matching contribution the participant would have been eligible to receive under the qualified 401(k) Profit Sharing Plan. Our matching contribution for 2009 to the accounts of the named executive officers under the qualified and nonqualified plans are included under the heading "All Other Compensation" in the 2009 Summary Compensation Table above.

Amounts deferred under the 401(k) Excess Plan are credited to a participant's account under the 401(k) Excess Plan. Each participant may allocate his or her account among a combination of two investment funds available under the 401(k) Excess Plan. Participants' accounts are adjusted to reflect the investment performance of the funds selected by the participants. Participants can change the allocation of their account balances quarterly. The funds available under the 401(k) Excess Plan consist of 2 mutual funds with either a balanced or growth investment objective. The investment funds had annualized returns in 2009 of 27% and 29%, respectively. Amounts credited to participants' accounts are invested by us in actual investments matching the investment options selected by the participants to ensure that we do not bear any investment risk related to participants' investment choices.

Potential Payments Upon Termination or Change in Control

In January 2009, our board of directors approved a Change in Control Severance Plan pursuant to which we have agreed to provide certain benefits to some of our named executive officers in the event that the executive's employment with Columbia is involuntarily terminated without "cause" other than in connection with a change in control, or in the event that, in connection with a change in control, the executive's employment with Columbia is terminated by us other than for "cause" or by the executive for "good reason." Neither Chief Executive Officer Timothy P. Boyle nor Chairman Gertrude Boyle is eligible to participate in the plan. The plan was not adopted by the board in anticipation of any transaction and had been considered by the board over a period of time. The board determined that these types of arrangements are common for companies against which we compete for talented key personnel and were beneficial for management recruitment purposes.

In our plans and agreements, "cause" generally includes personal dishonesty intended to result in substantial personal enrichment, conviction of a felony that is injurious to Columbia, willful acts that constitute gross misconduct that is injurious to Columbia, continued substantial violations of employment duties that are willful and deliberate and other substantial violations of the plan, including violation of Columbia's Code of Conduct or other restrictive covenants agreed to under the plan. "Good reason" generally includes a change in position or responsibilities that does not represent a promotion, a decrease in compensation, or a home office relocation of over 75 miles.

Termination without cause or for good reason, following a change in control

Cash Severance Benefit. The change in control severance plan provides that each named executive officer, other than Mr. Boyle and Mrs. Boyle, would receive cash severance benefits payable if the officer's employment is terminated by us without "cause" or by the officer for "good reason" after a change in control. In the event of a qualifying termination in connection with a change in control, the cash severance payment for Mr. Timm, Mr. McCormick and Mr. Cusick is equal to two times the sum of base annual salary plus a pro-rated portion of the officer's target annual incentive. These amounts are payable in a lump sum following the participant's signing of a waiver and release of claims and no later than two and one half months after the end of the fiscal year in which the termination occurred.

Insurance Continuation. In the event of a qualifying termination in connection with a change in control, each participant would receive health insurance benefits for the shorter of 18 months or the COBRA coverage period.

Equity Acceleration. In the event of a qualifying termination in connection with a change in control, outstanding options and time-based RSUs would accelerate in full, and performance-based RSUs would accelerate to the extent earned as of that date, determined on a pro-rated basis for the applicable performance period.

The following table shows the estimated change in control benefits that would have been payable to the named executive officers if the named executive officer were terminated by us without cause, or if the named executive officer terminated his employment for good reason, in connection with a change in control, as of December 31, 2009.

Name	Cash Severance Benefit	Insurance Continuation(1)	Option Acceleration(2)	Time-based Restricted Stock Unit Acceleration(3)	Performance-based Restricted Stock Unit Acceleration(4)	Total Lump Sum Payments
Bryan L. Timm	$1,513,000	$19,983	$178,837	$318,059	$61,215	$2,091,094
Michael W. McCormick	1,513,000	18,051	176,958	308,924	55,085	2,072,018
Thomas B. Cusick	975,000	19,983	141,613	308,885	2,499	1,447,980

(1) The amounts in the table above represent the present value of 18 months of health insurance benefit payments to each officer at the rates paid by us as of December 31, 2009.

(2) *Option Acceleration.* The amounts in the table above represent the value that would be realized on acceleration of outstanding options based on the difference between the grant price and $39.04, which was the closing price of our Common Stock on December 31, 2009.

(3) *Time-based Restricted Stock Unit Acceleration.* The amounts in the table above represent the number of shares that would be issued under the awards, multiplied by a stock price of $39.04 per share, which was the closing price of our Common Stock on December 31, 2009, the last trading day of 2009. See "2009 Outstanding Equity Awards at Fiscal Year End" table and "Compensation Discussion and Analysis—Compensation Components—Equity-based incentives," above.

(4) *Performance-based Restricted Stock Unit Acceleration.* The amounts in the table above were calculated using a value of $39.04 per share, the closing market price of our Common Stock on December 31, 2009, the last business day of the year, multiplied by the number of RSUs earned as of that date, determined on a pro-rated basis for the applicable performance period. This value may not correspond to the actual value that will be realized by the named executive officers, which depends on the extent to which performance conditions are ultimately met and the value of our Common Stock in future periods.

Termination without cause

Cash Severance Benefit. The change in control severance plan provides that each named executive officer, other than Mr. Boyle and Mrs. Boyle, would receive cash severance benefits payable if the officer's employment is terminated by us at any time without "cause." In the event that a named executive officer's employment is terminated by us without "cause" and not in connection with a change in control, the cash severance benefit payment for Mr. Timm, Mr. McCormick and Mr. Cusick would be equal to one and one half times the sum of base annual salary plus target annual incentive. These amounts are payable in a lump sum following the participant's signing of a waiver and release of claims and no later than two and one half months after the end of the fiscal year in which the termination occurred.

Insurance Continuation. In the event of a termination other than in connection with a change in control, Mr. Timm, Mr. McCormick and Mr. Cusick would receive health insurance benefits for the shorter of 18 months or the COBRA coverage period.

Equity Acceleration. In the event of a termination other than in connection with a change in control, the vesting of neither options nor RSUs would accelerate.

The following table shows the estimated severance benefits that would have been payable to each of the named executive officers if his employment was terminated by us without "cause" on December 31, 2009.

Name	Cash Severance Benefit	Insurance Continuation(1)	Total Lump Sum Payments
Bryan L. Timm	$1,134,750	$19,983	$1,154,733
Michael W. McCormick	1,134,750	18,051	1,152,801
Thomas B. Cusick	731,250	19,983	751,233

(1) *Insurance Continuation.* The amounts in the table above represent the present value of 18 months of health insurance benefit payments, at the rates paid by us as of December 31, 2009.

Termination due to Death or Disability

The following table shows the estimated payout for each named executive officer had his employment terminated on December 31, 2009 as a result of death or disability. The time-based RSU award agreement generally requires the officer to be employed by us on the date of issuance to receive an award payout, but provides that if employment terminates earlier as a result of death or disability the officer will be entitled to acceleration of all unvested shares.

Name	Time-based Restricted Stock Unit Acceleration(1)
Bryan L. Timm	$318,059
Michael W. McCormick	308,924
Thomas B. Cusick	308,885

(1) *Time-based Restricted Stock Unit Acceleration.* The amounts in the table above represent the number of shares that would be issued under the awards, multiplied by a stock price of $39.04 per share, which was the closing price of our Common Stock on December 31, 2009, the last trading day of 2009. See "2009 Outstanding Equity Awards at Fiscal Year End" table and "Compensation Discussion and Analysis—Components of Compensation—Equity-based incentives," above.

DIRECTOR COMPENSATION

Our director compensation program is intended to enable us to:

- attract and retain qualified non-employee directors by providing total compensation that is competitive with other companies; and
- align directors' interests with shareholders' interests by including equity as a significant portion of each non-employee director's compensation package.

In setting director compensation, we consider compensation offered to directors by other companies, the amount of time that our directors spend providing services to us, and the experience, skill and expertise that our directors have. Directors who are employees of the Company receive no separate compensation for their service as directors.

Each director who is not an employee of the Company receives:

- a $60,000 annual board service fee;
- a $10,000 annual committee service fee for each committee on which the director serves as a member;

- a $15,000 annual committee chair fee for each committee (except the Audit Committee) that the director serves on as chair;
- a $20,000 annual Audit Committee chair fee if the director chairs the Audit Committee;
- a $3,500 Company merchandise allowance;
- reasonable out-of-pocket expenses incurred in attending meetings; and
- an annual equity award as follows:
  - a stock option grant valued at $50,000 (using the Black-Scholes valuation method) to purchase shares of our Common Stock at an exercise price equal to the closing market price of our Common Stock on the date of grant, and
  - a grant of time-based restricted stock units valued at $50,000 based on the closing market price of our Common Stock on the date of grant, discounted by the present value of the future stream of dividends over the vesting period using the Black-Scholes valuation method.

One-third of the stock options become exercisable and one-third of the shares of restricted stock units vest annually on each anniversary of the grant date. Directors may elect to receive equity compensation in lieu of all or half of the $60,000 cash retainer, allocated between stock options and/or restricted stock unit awards which vest in full on the first anniversary of the grant date. As described in more detail below, in 2009, three of our seven non-employee directors elected to receive equity compensation in lieu of their $60,000 annual board service fee for the twelve month period beginning May 21, 2009.

Payment of Other Fees

During 2009, Gertrude Boyle and Sarah A. Bany each submitted filings under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, known as the HSR Act, based on their past acquisitions of Columbia stock. At its October and December 2009 meetings, the independent directors of the Board reviewed the legal requirements under the HSR Act, the stock acquisitions triggering the filing requirement and the practices of other public companies with respect to HSR filings. Based on this review, the Board approved the payment by Columbia of the HSR Act filing fees otherwise payable by them. The Board determined that these payments were appropriate because of the unavailability of an HSR Act exemption for stock acquisitions made by officers and directors for investment or compensation purposes and because the filing obligations arose as a direct result of each individual's position as an officer or director of Columbia. The company has established procedures designed to ensure compliance with the HSR Act for stock acquisitions made by officers and directors.

2009 Director Compensation Table

The following table summarizes the compensation earned by each non-employee director in 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Sarah A. Bany	$ —	$80,030	$80,002	$48,500	$208,532
Murrey R. Albers	$55,000	$50,021	$50,001	$ 2,538	$157,560
Stephen E. Babson	$55,000	$50,021	$50,001	$ 1,519	$156,541
Andy D. Bryant	$20,000	$80,030	$80,002	$ 3,500	$183,532
Edward S. George	$90,000	$50,021	$50,001	$ 1,819	$191,841
Walter T. Klenz	$80,000	$50,021	$50,001	$ 3,500	$183,522
John W. Stanton	$20,000	$80,030	$80,002	$ 826	$180,858

(1) The amounts set forth in the "Stock Awards" and "Option Awards" columns in the table above reflect the aggregate grant date fair value and represent the dollar amounts that may be recognized for each 2009 award

for financial statement reporting purposes over the award's vesting schedule computed in accordance with FASB ASC Topic 718— Stock Compensation. These amounts may not correspond to the actual value eventually realized by the director, which depends in part on the market value of our Common Stock in future periods. Assumptions used in the calculation of these amounts are described in the Notes to the Company's consolidated financial statements for the year ended December 31, 2009, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. The following table sets forth the aggregate number of stock awards and the aggregate number of option awards held as of December 31, 2009, by each of our directors.

Name	Stock Awards Outstanding	Option Awards Outstanding
Timothy P. Boyle	—	—
Gertrude Boyle	—	—
Sarah A. Bany	3,839	60,569
Murrey R. Albers	2,833	47,609
Stephen E. Babson	2,833	38,261
Andy D. Bryant	3,839	22,321
Edward S. George	2,833	46,766
Walter T. Klenz	2,833	47,065
John W. Stanton	3,839	34,297

(2) The amounts set forth in the "All Other Compensation" column consist of the clothing allowance accepted by the respective director. The amount also includes $45,000 paid on behalf of Ms. Bany related to a filing under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended based on her past acquisitions of Columbia stock. Although Mrs. Boyle does not receive compensation in connection with her service as a director, $45,000 was also paid on behalf of Mrs. Boyle related to a similar filing. See Note 3 to the 2009 Summary Compensation Table above.

Annual cash fees paid to the directors are recommended by the Compensation Committee for Board approval and paid quarterly beginning on the date the director is elected by shareholders at our annual meeting of shareholders. The 2009 Director Compensation Table does not include reimbursement for reasonable out-of-pocket expenses incurred in connection with meeting attendance. Messrs. Bryant and Stanton and Ms. Bany each received equity in lieu of $60,000 of the annual fees due to them for fiscal 2009 service. Equity grants in lieu of fees are included in the "Stock Awards" and "Option Awards" columns as described in Footnote 1 to the 2009 Director Compensation Table.

PROPOSAL 1: ELECTION OF DIRECTORS

A Board of nine directors will be elected at the Annual Meeting. The directors are elected at each annual meeting to serve until the next annual meeting or until their successors are elected and qualified. Proxies received from shareholders, unless directed otherwise, will be voted FOR election of the following nominees: Mrs. Gertrude Boyle, Ms. Sarah A. Bany, and Messrs. Timothy P. Boyle, Murrey R. Albers, Stephen E. Babson, Andy D. Bryant, Edward S. George, Walter T. Klenz and John W. Stanton. Each nominee is now a director of the Company. If any of the nominees for director becomes unavailable for election for any reason, the proxy holders will have discretionary authority to vote pursuant to a proxy for a substitute or substitutes. Set forth below are the name, age and occupation of each of the nominees. Specific skills contributing to the nominee's overall qualifications as a member of the Board are also highlighted.

Name, Principal Occupation, Other Directorships and Qualification Highlights

Gertrude Boyle (age 86) has served as Chairman of the Board of Directors since 1970. Mrs. Boyle also served as the Company's President from 1970 to 1988. Mrs. Boyle is Timothy P. Boyle and Sarah A. Bany's mother.

Mrs. Boyle has been involved in the business throughout its various stages, and in particular, she has been an active participant in Columbia's promotional campaigns. Mrs. Boyle's philanthropic endeavors and leadership in the Portland community have been widely recognized and honored, enhancing Columbia's community relationships.

Timothy P. Boyle (age 60) has served on the Board of Directors since 1978. Mr. Boyle joined the Company in 1971 as General Manager and has served as President and Chief Executive Officer since 1988. Mr. Boyle is also a member of the board of directors of Northwest Natural Gas Company (NYSE: NWN) and Craft Brewers Alliance, Inc. (Nasdaq: HOOK). Mr. Boyle is Gertrude Boyle's son and Sarah A. Bany's brother. Mr. Boyle has spent his entire business career growing Columbia Sportswear into one of the largest outerwear companies in the world. Mr. Boyle's customer relationships, market knowledge and breadth of experience performing nearly every function within the company has resulted in a deep understanding of the business issues facing the company.

Sarah A. Bany (age 51) has served on the Board of Directors since 1988. Since 2001, Ms. Bany has been a co-owner of Moonstruck Chocolate Company, where she currently serves as Executive Vice President of Brand Development. From 1979 to August 1998, Ms. Bany held various positions at Columbia Sportswear Company, most recently as Director of Retail Stores. Ms. Bany is Gertrude Boyle's daughter and Timothy P. Boyle's sister. Ms. Bany's years of service at the company and her brand development experience has resulted in a deep understanding of Columbia's business, particularly with respect to brand enhancement and marketing.

Murrey R. Albers (age 69) has served on the Board of Directors since July 1993. Mr. Albers chairs the Compensation Committee. Mr. Albers is President and Chief Executive Officer of United States Bakery, a bakery with operations in Oregon, Washington, Idaho, Montana and California. Mr. Albers, who has been in his current position since June 1985, joined United States Bakery as general manager of Franz Bakery in 1975. Mr. Albers' executive experience provides the company with insights into operations, acquisitions and valuable business relationships in the region where the company operates its headquarters.

Stephen E. Babson (age 59) has served on the Board of Directors since July 2002. Mr. Babson chairs the Nominating and Corporate Governance Committee. Mr. Babson has been a managing director in Endeavour Capital, a Northwest private equity firm, since April 2002. Before that, Mr. Babson was an attorney at Stoel Rives LLP. Mr. Babson joined Stoel Rives in 1978, was a partner from 1984 to February 2002, and served as its chairman from July 1999 to February 2002. Mr. Babson serves on a number of boards of privately-held companies, including ESCO Corporation, Columbus Foods, LLC, Little Red Services, Inc., National Frozen Foods Corporation, New Seasons Market, LLC, Northland Transportation Company, Tidewater Holdings, Inc. and WinCo Foods, LLC. Mr. Babson brings a combination of financial and legal expertise to the Board. His experience in a private equity firm provides the company with valuable insights related to capital markets, strategic planning and financial integrity.

Andy D. Bryant (age 59) has served on the Board of Directors since 2005. Mr. Bryant is Executive Vice President of Technology, Manufacturing and Enterprise Services and Chief Administrative Officer of Intel Corporation. Mr. Bryant joined Intel in 1981 as Controller for the Commercial Memory Systems Operation, became the Chief Financial Officer in February 1994, and was promoted to Senior Vice President in January 1999. Mr. Bryant expanded his role to Chief Financial and Enterprise Services Officer in December 1999, and was promoted to Chief Administrative Officer in October 2007. Prior to joining Intel, Mr. Bryant held positions in finance at Ford Motor Company and Chrysler Corporation. Mr. Bryant served on the Board of Directors of Synopsys, Inc. (Nasdaq:SNPS) from 1999 to 2005 and is a member of the board of directors of Kryptiq Corporation and McKesson Corporation. Mr. Bryant's years of experience at a large, global public company provide operational, strategic planning and financial expertise to the Board.

Edward S. George (age 73) has served on the Board of Directors since 1989. For 30 years, until his retirement, Mr. George worked in the banking industry. From 1980 to 1990, he was President and Chief Executive Officer of Torrey Pines Bank and from 1991 to 1998 he served as a financial consultant. Mr. George also served as a director of First National Bank of San Diego until its sale in September 2002. Mr. George's banking experience provides the Board and the Audit Committee, for which he serves as chair, with valuable financial expertise. The Board has designated Mr. George as an "audit committee financial expert."

Walter T. Klenz (age 65) has served on the Board of Directors since 2000. He served as Managing Director of Beringer Blass Wine Estates from 2001 until his retirement in 2005. Mr. Klenz became President and Chief Executive Officer of Beringer Wine Estates in 1990, and Chairman of its board of directors in August 1997, and he served in those positions until the 2000 acquisition of Beringer Wine Estates by Foster's Group Limited. Mr. Klenz joined Beringer Wine Estates in 1976 as director of marketing for the Beringer brand, where he also served as Chief Financial Officer from 1981 to 1990. He served as a director of America West Airlines from 1998 until 2005 and is a member of the board of directors of Vintage Wine Trust, a privately-held real estate investment trust. Mr. Klenz also serves as a director of Vincraft Group and J. Lohr Winery, both privately-held wine companies. Mr. Klenz brings a combination of global branding, distribution, financial and operational expertise to the Board.

John W. Stanton (age 54) has served on the Board of Directors since 1997. Mr. Stanton is currently engaged in private investment activities, including Trilogy Equity Partners, which invests in small wireless-related companies, and Trilogy International Partners, which operates wireless systems internationally. Mr. Stanton served as Chairman and Chief Executive Officer of Western Wireless Corporation and its predecessor companies from 1992 until shortly after its acquisition by ALLTEL Corporation in 2005. From 1994 to 2002, Mr. Stanton also served as Chairman and Chief Executive Officer of VoiceStream Wireless Corporation. Mr. Stanton served on the board of directors of ALLTEL Corporation from 2006 to 2007 and on the board of directors of Advanced Digital Information Corporation ("ADIC") from 1989 to 2006, including the period during which ADIC was owned by Interpoint Corporation from 1994 to 1996. Mr. Stanton is a member of the board of directors of Clearwire Corporation (Nasdaq: CLWR) and Hutchison Telecommunications International Limited. Mr. Stanton's executive and entrepreneurial experiences provide the company with insights into global operations, strategic planning, mergers and acquisitions and financial matters.

RECOMMENDATION BY THE BOARD OF DIRECTORS

The Board of Directors recommends that shareholders vote FOR election of the nominees named in this Proxy Statement. If a quorum of shareholders is present at the annual meeting, the nine nominees for election as directors who receive the greatest number of votes cast at the meeting will be elected directors. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting, but will have no effect on the results of the vote. If any of the nominees for directors at the annual meeting becomes unavailable for election for any reason, the proxy holders will have discretionary authority to vote pursuant to the proxy for a substitute or substitutes. Shares held through a broker or other nominee who is a New York Stock Exchange member organization will only be voted in favor of the director nominees if the shareholder provides specific voting instructions to the broker or other nominee to vote the shares in favor of that proposal.

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Deloitte & Touche LLP as our independent registered public accounting firm for the 2010 fiscal year, subject to ratification of the selection by our shareholders at our annual meeting.

Principal Accountant Fees and Services

The Audit Committee has selected Deloitte & Touche LLP as our independent registered public accounting firm for the 2010 fiscal year. For work performed in regard to fiscal years 2008 and 2009, we paid Deloitte & Touche LLP the following fees for services, as categorized below:

	2008	2009
Audit Fees(1)	$1,418,726	$1,360,838
Audit-Related Fees(2)	24,100	21,384
Tax Fees(3)	190,774	184,624
All Other Fees	—	—
Total	$1,633,600	$1,566,846

(1) Fees for audit services billed to the Company by Deloitte & Touche LLP in 2008 and 2009 consisted of:

- audit of the Company's annual financial statements and Sarbanes-Oxley Act, Section 404 related services;
- reviews of the Company's quarterly financial statements; and
- statutory and regulatory audits, consents and other services related to Securities and Exchange Commission matters.

(2) Fees for audit-related services billed to the Company by Deloitte & Touche LLP in 2008 and 2009 consisted of employee benefit plan audits and consultation on SEC comment letters.

(3) Fees for tax services billed to the Company by Deloitte & Touche LLP in 2008 and 2009 consisted of:

- federal tax return compliance assistance;
- foreign tax compliance, planning and advice;
- requests for technical advice from taxing authorities;
- assistance with tax audits and appeals; and
- preparation of expatriate tax returns.

Representatives of Deloitte & Touche LLP are expected to be present at the annual meeting and will be available to respond to appropriate questions. They do not plan to make a statement but will have an opportunity to make a statement if they wish.

Pre-Approval Policy

All of the services performed by Deloitte & Touche LLP in 2009 were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee. This policy describes the permitted audit, audit-related, tax, and other services (collectively, the "Disclosure Categories") that the independent auditors may perform. The policy requires the Audit Committee to review and revise at each regularly scheduled Audit Committee meeting (a) a description of the services provided or expected to be provided by the independent registered public accounting firms in each of the Disclosure Categories and the related fees and costs, and (b) a list of newly requested services subject to pre-approval since the last regularly scheduled meeting. Generally, pre-approval is provided at regularly scheduled meetings; however, the authority to pre-approve services between meetings, as necessary, has been delegated to the Chairman of the Audit Committee. The Chairman updates the Audit Committee at the next regularly scheduled meeting of any services for which he granted specific pre-approval.

RECOMMENDATION BY THE BOARD OF DIRECTORS

The Board of Directors recommends that shareholders vote FOR ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2010 fiscal year. This proposal will be approved if a quorum is present at the meeting and the votes cast in favor of this proposal exceed the votes cast opposing this proposal. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting, but will have no effect on the results of the vote. The proxies will be voted for or against this proposal or as an abstention in accordance with the instructions specified on the proxy form. If no instructions are given, proxies will be voted for approval of the adoption of this proposal.

ADDITIONAL INFORMATION

Form 10-K. We will provide without charge upon the written request of any beneficial owner of shares of our Common Stock entitled to vote at the annual meeting, a copy of our Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 2009. Written requests should be mailed to Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, Columbia Sportswear Company, 14375 NW Science Park Drive, Portland, Oregon 97229.

Other Materials. All materials filed by us with the Securities and Exchange Commission may be obtained at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or through the Securities and Exchange Commission's website at www.sec.gov.

Shareholder Proposals to be Included in the Company's Proxy Statement. To be considered for inclusion in proxy materials for our 2011 annual meeting of shareholders, a shareholder proposal must be received by the Company by December 6, 2010.

Shareholder Proposals Not in the Company's Proxy Statement. Shareholders may present proposals for action at this annual meeting or at another annual meeting of shareholders in accordance with the Company's bylaws, a copy of which is available upon written request to Columbia Sportswear Company, Attention: Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, 14375 NW Science Park Drive, Portland, Oregon 97229. A shareholder must deliver timely notice of the proposed business to the Secretary. For purposes of our 2010 annual meeting of shareholders, to be timely, the notice must be received by the Company no earlier than December 6, 2010, and no later than January 5, 2011.

Discretionary Authority. The proxies to be solicited by us through our Board of Directors for our 2011 annual meeting of shareholders will confer discretionary authority on the proxy holders to vote on any stockholder proposal presented at the annual meeting if we fail to receive notice of the stockholder's proposal for the meeting by January 5, 2011.

Shareholder Nominations for Director. Shareholders may nominate directly candidates for election to the Board of Directors at an annual meeting in accordance with the Company's bylaws by delivering timely notice in writing to the Secretary, as described above. The notice must include (a) the name and address of the shareholder who intends to make the nomination, (b) the name, age, business address and residence address of each nominee, (c) the principal occupation or employment of each nominee, (d) the class and number of shares of the Company that are beneficially owned by each nominee and by the nominating shareholder, (e) any other information concerning the nominee that must be disclosed in proxy solicitations pursuant to Regulation 14A of the Securities Exchange Act of 1934, and (f) the signed consent of each nominee to serve as a director of the Company if elected.

If the number of directors to be elected is increased and there is no public announcement naming all nominees or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice shall also be considered timely (but only with respect to nominees for new positions created by any increase) if delivered to the Secretary no later than the close of business on the tenth day following the day on which the public announcement is first made.

Shareholders may also nominate candidates for election to the Board of Directors at any special meeting of shareholders held for the purpose of electing directors in accordance with the bylaws by delivering timely notice to the Secretary setting forth the information described above for annual meeting nominations. To be timely, the notice must be delivered to the Secretary not earlier than the close of business on the 90th day prior to the special meeting and not later than the close of business on the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at the meeting. The officer presiding at the meeting may, if in the officer's opinion the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed by the bylaws. If the officer does so, the officer shall so declare to the meeting and the defective nomination shall be disregarded.

By Order of the Board of Directors



Timothy P. Boyle
President and Chief Executive Officer

Portland, Oregon
April 5, 2010

2009 ANNUAL MEETING OF SHAREHOLDERS
Tuesday, May 25, 2010
3:00 p.m. Pacific Time

Columbia Sportswear Company
14375 NW Science Park Drive
Portland, Oregon 97229
(503) 985-4000

DIRECTIONS

From I-5 North of Portland:

- Take I-5 South to I-405 South
- Follow I-405 South to Hwy. 26 West

From I-5 South of Portland:

- Take I-5 North to Hwy. 217 North
- Follow Hwy. 217 North to Hwy 26 West

From Highway 26 West, take Exit #67/Murray Blvd. Turn right on Murray Blvd., left on NW Science Park Drive, and right into our parking lot at 14375 NW Science Park Drive.



Columbia
Sportswear Company